As filed with the Securities and Exchange Commission on May 25, 2005
Registration No. 333-112520

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2
To
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Origen Financial, Inc.
(Exact name of registrant as specified in its charter)

Delaware	20-0145649
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
27777 Franklin Road, Suite 1700
Southfield, Michigan 48034
(248) 746-7000
(Address, including ZIP code, and telephone number,
including area code, of registrant’s principal executive offices)

Ronald A. Klein, Chief Executive Officer
Origen Financial, Inc.
27777 Franklin Road, Suite 1700
Southfield, Michigan 48034
(248) 746-7000
(Name, address, including ZIP code, and telephone number,
including area code, of agent for service)
with copies to:
Peter Sugar, Esq.
Joel M. Alam, Esq.
Matthew Murphy, Esq.
Jaffe, Raitt, Heuer & Weiss, P.C.
27777 Franklin Road, Suite 2500
Southfield, Michigan 48034
(248) 351-3000
(248) 351-3082 (fax)
(Address, including ZIP code, and telephone number,
including area code, of agent for service)

     Approximate date of commencement of proposed sale to public: At any time and from time to time after the effective date of this registration statement.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:     ☐
Amending the prospectus, Part II and the Exhibit Index

The information in this prospectus is not complete and may be changed or supplemented. None of the securities described in this prospectus can be sold by the selling stockholders until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities, nor is it a solicitation to buy the securities, in any state where any offer or sale of the securities is not permitted.

SUBJECT TO COMPLETION DATED MAY 25, 2005
PROSPECTUS
10,575,000 Shares
Common Stock

        The selling stockholders named in this prospectus are offering up to 10,575,000 shares of our common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our common stock is listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of these shares of our common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 94. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. Our common stock is subject to transfer restrictions designed to preserve our status as a real estate investment trust, see “Description of Capital Stock and Material Provisions of Delaware and Our Certificate of Incorporation.”
      Our common stock is listed on the Nasdaq National Market under the symbol “ORGN.”
       Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6, for a discussion of risks of investing in our common stock.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May      , 2005

ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus.

ii

SUMMARY
      This summary contains basic information about this offering and us. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section titled “Risk Factors” and our financial statements and related notes before making an investment in our common stock. As used in this prospectus, “Origen Financial,” “company,” “we,” “our,” and “us” refer to Origen Financial, Inc., except where the context otherwise requires.
Overview
      Origen Financial, Inc. is an internally-managed and internally-advised Delaware corporation that is taxed as a real estate investment trust, or REIT. We are a national consumer manufactured housing lender and servicer. Currently we originate loans in 42 states and we service loans in 43 states. We originate and intend to continue to originate manufactured housing loans to borrowers who have above average credit profiles and above average income, each as compared to manufactured housing borrowers as a whole. We and our predecessors have originated more than $2 billion of manufactured housing loans from 1996 through December 31, 2004, including $249.7 million in 2004. We service the manufactured housing loan contracts that we originate as well as manufactured housing loan contracts owned by third parties. As of December 31, 2004, our loan servicing portfolio of over 33,000 loans totaled approximately $1.37 billion.
      Origen Financial, Inc. was incorporated on July 31, 2003. On October 8, 2003, we began operations when we acquired all of the equity interests of Origen Financial L.L.C. (which is our primary operating subsidiary) and its subsidiaries and completed a private placement of $150 million of our common stock to certain institutional and accredited investors. In February 2004, we completed another private placement of $10 million of our common stock to an institutional investor. In May 2004, we completed an initial public offering of 8,000,000 shares of our common stock at a purchase price of $8.00 per share. In June 2004, the underwriters for the public offering purchased an additional 625,900 shares by exercising their over-allotment option. Currently, most of our operations are conducted through Origen Financial L.L.C., our wholly-owned subsidiary. We conduct the rest of our business operations through our other wholly-owned subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that we comply with the federal income tax rules applicable to REITs.
      Our executive office is located at 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034 and our telephone number is (248) 746-7000. We maintain our servicing operations in Ft. Worth, Texas and have other regional offices located in Glen Allen, Virginia and Duluth, Georgia. As of April 29, 2005, we employed 245 full-time employees.
Risk Factors
      An investment in our common stock involves material risks, including the following:

•	We may not generate sufficient revenue to make or sustain distributions to stockholders. Our ability to make and sustain cash distributions is based on many factors, including the performance of our manufactured housing loans, our ability to borrow at favorable rates and terms, interest rate levels and changes in the yield curve and our ability to use hedging strategies to insulate our exposure to changing interest rates. Some of these factors are beyond our control and a change in any such factor could affect our ability to pay future distributions.

•	We may not have access to capital to meet our anticipated needs. Our ability to achieve our investment objectives depends to a significant extent on our ability to raise equity and to borrow money in sufficient amounts and on sufficiently favorable terms to earn incremental returns and our ability to securitize our loans. Our inability to access capital could jeopardize our ability to fund loan originations and continue operations.

•	There is no limit on the amount of indebtedness we can incur. Our use of borrowings or “leverage” amplifies the risks associated with other risk factors, which could reduce our net income or cause us to suffer a loss.

•	We may not be able to securitize our manufactured home loans or do so on favorable terms. If we are unable to securitize, or securitize profitably, the manufactured home loans that we originate and that we may invest in from time to time, then our revenues for the duration of our investment in those manufactured home loans will decline, which would lower our earnings for the time the loans remain in our portfolio.

•	Our future success depends to a significant extent upon the continued services of our key management employees. The loss of one or more key employees may harm our business and our prospects.

•	We operate in a highly regulated industry. If we fail to comply with applicable laws and regulations at the federal, state or local level, it could negatively affect our business.

•	Manufactured housing loan borrowers may be relatively high credit risks. The manufactured home loans we originate and have an ownership interest in generally have higher probability of default and may involve higher delinquency rates and greater servicing costs relative to loans to more creditworthy borrowers. If we are unable to control our delinquency and default risks our business, financial condition, liquidity and results of operations could be significantly harmed.

•	The manufactured housing industry has been in a downturn since 1998. Many of the same national and regional economic and demographic factors that affect the housing industry generally affect the manufactured housing industry. However, these factors tend to impact manufactured home buyers to a greater degree than buyers of site built homes.
      Each prospective purchaser of our common stock should consider carefully these and the other risks discussed under “Risk Factors” beginning on page 6 before investing in our common stock.
This Offering
      This prospectus covers the resale of up to 10,575,000 shares of our common stock. We issued and sold 1,075,000 of these shares on October 8, 2003, in a private offering to Lehman Brothers Inc., which we refer to as Lehman Brothers. We issued and sold 8,500,000 of these shares on October 8, 2003 in a concurrent private placement to several other institutional or accredited investors. We refer to both of the transactions that occurred on October 8, 2003 as the October 2003 private placement. We issued and sold 1,000,000 of these shares on February 4, 2004 in a private placement to an institutional investor. We refer to this transaction as the February 2004 private placement. We were advised by Lehman Brothers that the shares it purchased were resold to qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933, as amended (“Securities Act”).

Common stock offered by the selling stockholders	10,575,000 shares

Common stock outstanding as of May 17, 2005	25,472,581 shares(1)

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

Nasdaq National Market trading symbol	ORGN

(1)	Excludes 260,500 shares reserved for issuance upon exercise of outstanding options.
Our Tax Status
      We have elected to be taxed as a REIT under the Internal Revenue Code. Provided we continue to qualify as a REIT, we generally will not be subject to U.S. federal corporate income tax on taxable income that we distribute to our stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their annual REIT taxable income. We face the risk that we might not be able to comply with all of the REIT requirements in the future. Failure to qualify as a REIT would render us subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible. Even if we qualify for taxation as a REIT, we may be subject to certain

U.S. federal, state, local and foreign taxes on our income and property. See “Material U.S. Federal Income Tax Consequences.”
Restrictions on Ownership of Our Stock
      In order to facilitate our REIT election, our charter generally prohibits any individual from directly or indirectly owning more than 9.25% of the outstanding shares of any class or series of our stock. Our board of directors has the authority under our charter, subject to certain limitations, to exempt individuals from this ownership restriction. We adopted this restriction to promote compliance with the provisions of the Internal Revenue Code that limit the degree to which ownership of a REIT may be concentrated. See “Description of Capital Stock and Material Provisions of Delaware Law and Our Certificate of Incorporation.”
Dividend and Distribution Policy
      In order to qualify for the tax benefits accorded to REITs under the Internal Revenue Code, we must make distributions to our stockholders each year in an amount equal to at least (i) 90% of our REIT taxable income (before the deduction for dividends paid and not including any net capital gains), plus (ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code, minus (iii) any excess non-cash income. We refer to this amount as “REIT taxable income.”
      We intend to pay regular quarterly distributions to our stockholders equal to at least 90% of our estimated REIT taxable income for each quarter, although we may pay more. Differences in timing between the receipt of income and the payment of expenses and the effect of required debt amortization payments could require us to borrow funds on a short-term basis, access the capital markets or liquidate investments to meet this distribution requirement. Until we are able to originate and securitize a sufficient number of loans to achieve our desired asset level and target leverage ratio, we may pay quarterly distributions to our stockholders in excess of 100% of our REIT taxable income. To the extent our distributions exceed our then current and then accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess generally will represent a return of capital for U.S. federal income tax purposes. See “Market Price of and Distributions on Our Common Stock” for the amounts of quarterly distributions that we have paid since our inception.
      The actual amount and timing of distributions will be at the discretion of our board of directors and will depend upon our actual results of operations.
      Outstanding shares of our preferred stock have, and our board may issue additional shares or classes of preferred stock with, distribution rights superior to those of our common stock. This could result in no distributions being paid on the common stock.
Selling Stockholders
      The holders of all the shares of our common stock issued in our October 2003 and February 2004 private placements were granted registration rights pursuant to registration rights agreements entered into in connection with the closing of the private placements. All of the shares included in this offering are held by such stockholders.
Our Structure
      At formation, our founders, consisting of an affiliate of Sun Communities, Inc. (“Sun Communities”), Bingham Financial Services Corporation (“Bingham”), Woodward Holding, LLC and Shiffman Family, LLC, contributed their respective membership interests and warrants to purchase membership interests in Origen Financial L.L.C. to us. None of the founders received any monetary consideration or shares of our common stock in exchange for their contributed membership interests and warrants in Origen Financial L.L.C. For more information regarding our formation, see “Certain Relationships and Related Transactions — Our Structure” and Note B to Origen Financial, Inc.’s consolidated financial statements for the year ended December 31, 2004 and period ended December 31, 2003 included elsewhere in this prospectus.

Summary Financial Information
      The summary financial information presented below for Origen Financial, Inc. is derived from the audited consolidated financial statements of Origen Financial, Inc. for the period ended December 31, 2003 and the year ended December 31, 2004. The financial information presented below for Origen Financial L.L.C. (our predecessor for accounting purposes) is derived from the audited consolidated financial statements of Origen Financial L.L.C. for the periods indicated. The financial information presented below for Bingham (Origen Financial L.L.C.’s predecessor for accounting purposes) is derived from the audited consolidated financial statements of Bingham for the periods indicated.
      The historical financial statements of Origen Financial L.L.C. and Bingham represent the combined financial condition and results of operations of those entities. We believe that the businesses, financial statements and results of operations of those entities are quantitatively different from ours. Those entities’ results of operations reflect capital constraints and corporate and business strategies, including commercial mortgage loan origination and servicing, which are different than ours. We have also elected to be taxed as a REIT. Accordingly, we believe the historical financial results of Origen Financial L.L.C. and Bingham are not indicative of our future performance. In addition, since the financial information presented below is only a summary and does not provide all of the information contained in the financial statements from which it is derived, including related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements, including related notes, contained elsewhere in this prospectus.

						Bingham Financial
						Services
	Origen Financial, Inc.			Origen Financial L.L.C.		Corporation

			Period from	Period from
			October 8	January 1		Year Ended
	Quarter Ended	Year Ended	through	through	Year Ended	December 31,
	March 31,	December 31,	December 31,	October 7,	December 31,
	2005	2004	2003(1)	2003	2002	2001	2000

	(Unaudited)		(Restated)
	(In thousands, except for per share data)
Operating Statement Data:
Interest income on loans	$13,166	$42,479	$7,339	$16,398	$9,963	$9,493	$14,593
Gain on sale and securitization of loans	—	—	—	28	2,719	5,186	27
Servicing and other revenues	3,280	11,184	2,880	7,329	7,703	14,994	10,866

Total revenue	16,446	53,663	10,219	23,755	20,385	29,673	25,486

Interest expense	5,410	15,020	2,408	11,418	5,935	7,875	14,202
Provisions for loan loss, recourse liability and write down of residual interests	2,030	10,210	768	9,849	18,176	18,118	7,671
Distribution of preferred interest	—	—	—	1,662	—	—	—
Other operating expenses	7,999	31,399	5,546	24,754	25,461	22,129	28,242

Total expenses	15,439	56,629	8,722	47,683	49,572	48,122	50,115

Income (loss) before income taxes	1,007	(2,966)	1,497	(23,928)	(29,187)	(18,449)	(24,629)
Provision (benefit) for income taxes(2)	—	—	—	—	—	1,245	(8,374)
Income (loss) before cumulative effect of change in accounting principle	1,007	(2,966)	1,497	(23,928)	(29,187)	(19,694)	(16,255)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—

Net Income (Loss)	$1,007	$(2,966)	$1,497	$(23,928)	$(29,187)	$(19,694)	$(16,255)

Earning (loss) per share — Diluted(3)	$0.04	$(0.14)	$0.10	$—	$—	$(7.63)	$(6.19)
Distributions declared per share	$0.04	$0.39	$0.098	—	—	—	—

						Bingham Financial
						Services
						Corporation

	Origen Financial, Inc.			Origen Financial L.L.C.

			Period from	Period from
			October 8	January 1		Year Ended
	Quarter Ended	Year Ended	through	through	Year Ended	December 31,
	March 31,	December 31,	December 31,	October 7,	December 31,
	2005	2004	2003(1)	2003	2002	2001	2000

	(Unaudited)		(Restated)
	(In thousands, except for per share data and ratios)
Balance Sheet Data:
Loans receivable, net of allowance for losses	$630,244	$563,268	$368,040	$279,300	$173,764	$126,591	$98,633
Servicing rights	3,844	4,097	5,131	5,892	7,327	6,855	9,143
Retained interests in loan securitizations	724	724	749	785	5,833	—	—
Goodwill	32,277	32,277	32,277	18,332	18,332	—	—
Cash and other assets	85,470	82,181	37,876	22,894	22,492	33,646	40,105

Total assets	$752,559	$682,547	$444,073	$327,203	$227,748	$167,092	$147,881

Total debt	523,372	455,914	277,441	273,186	196,031	122,999	113,617
Preferred interest in subsidiary	—	—	—	45,617	—	—	—
Other liabilities	23,626	23,167	24,312	22,345	21,413	53,335	23,424
Members’/Stockholders’ Equity/Capital	205,561	203,466	142,320	(13,945)	10,304	(9,242)	10,840
Other Information Cash Flow Data:
(source/(use)) From operating activities	$(69,461)	$(210,179)	$(95,357)	$(124,461)	$(80,646)	$(63,264)	$15,696
From investing activities	(677)	26,340	851	4,272	7,670	10,871	(911)
From financing activities	66,443	250,828	100,254	121,110	73,022	49,312	(11,264)
Selected Ratios
Return on average assets	0.57%	(0.52)%	1.43%	(8.52)%	(18.79)%	(15.68)%	(9.32)%
Return on average equity	1.97%	(1.56)%	4.21%	(1352.96)%	(91.29)%	(165.30)%	(80.90)%
Average equity to average assets	29.08%	33.03%	33.91%	0.63%	20.58%	4.22%	11.52%

(1)	Origen Financial, Inc. began operations on October 8, 2003 as a REIT with Origen Financial L.L.C. as a wholly-owned subsidiary.

(2)	As a REIT, Origen Financial, Inc. is not required to pay federal corporate income taxes on its net income that is currently distributed to its stockholders. As a limited liability company, Origen Financial L.L.C. does not incur income taxes. Bingham was taxed as a regular C corporation during the periods indicated.

(3)	As a limited liability company, Origen Financial L.L.C. did not report earnings per share.

RISK FACTORS
      Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in our other filings with the Securities and Exchange Commission. This prospectus contains certain forward-looking statements.
Risks Related to Our Business

We may not generate sufficient revenue to make or sustain distributions to stockholders.
      We intend to distribute to our stockholders substantially all of our REIT net taxable income each year so as to avoid paying corporate income tax on our earnings and to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. Distributions will be made at the discretion of our board of directors. Our ability to make and sustain cash distributions is based on many factors, including the performance of our manufactured housing loans, our ability to borrow at favorable rates and terms, interest rate levels and changes in the yield curve and our ability to use hedging strategies to insulate our exposure to changing interest rates. Some of these factors are beyond our control and a change in any such factor could affect our ability to pay future distributions. We cannot assure our stockholders that we will be able to pay or maintain distributions in the future. We also cannot assure stockholders that the level of distributions will increase over time and that our loans will perform as expected or that the growth of our loan servicing business will be sufficient to increase our actual cash available for distribution to stockholders.

We may not have access to capital to meet our anticipated needs.
      Our ability to achieve our investment objectives depends to a significant extent on our ability to raise equity and to borrow money in sufficient amounts and on sufficiently favorable terms to earn incremental returns and on our ability to securitize our loans. There can be no assurance that we will be able to obtain such funding on terms favorable to us or at all. Even if such funding is available, we may not be able to achieve the degree of leverage we believe to be optimal due to decreases in the proportion of the value of our assets that we can borrow against, decreases in the market value of our assets, increases in interest rates, changes in the availability of financing in the market, conditions then applicable in the lending market and other factors. Our inability to access capital could jeopardize our ability to fund loan originations and continue operations.

We intend to incur indebtedness to fund our operations, and there is no limit on the total amount of indebtedness that we can incur.
      We intend to borrow against, or “leverage,” our assets primarily through repurchase agreements, securitizations of manufactured housing loans and secured and unsecured loans. The terms of such borrowings may provide for us to pay a fixed or adjustable rate of interest, and may provide for any term to maturity that management deems appropriate. The total amount of indebtedness we can incur is not expressly limited by our certificate of incorporation or bylaws. Instead, management has discretion as to the amount of leverage to be employed depending on management’s measurement of acceptable risk consistent with the nature of the assets then held by us. We face the risk that we might not be able to meet our debt service obligations and, to the extent we cannot, we might be forced to liquidate some of our assets at disadvantageous prices. Also, our debt service payments will reduce the net income available for distributions to stockholders. Our use of leverage amplifies the risks associated with other risk factors, which could reduce our net income or cause us to suffer a loss.

We may not be able to securitize our manufactured housing loans or do so on favorable terms.
      We intend to securitize a substantial portion of the manufactured housing loans we originate. We intend to account for securitizations as secured financings. In a typical securitization, we issue collateralized debt securities of a subsidiary in multiple classes, which securities are secured by an underlying portfolio of manufactured housing loans owned by the subsidiary. Factors affecting our ability to securitize loans and to do so profitably, include:

•	conditions in the asset-backed securities markets generally;

•	conditions in the manufactured housing asset-backed securities markets specifically;

•	the performance of the securities issued in connection with our securitizations;

•	the nominal interest rate and credit quality of our loans;

•	our relationship with our bond and other investors in our securities and loans;

•	compliance of our loans with the eligibility requirements for a particular securitization;

•	our ability to adequately service our loans, including our ability to maintain a servicer rating;

•	adverse changes in state and federal regulations regarding high-cost and predatory lending; and

•	any material negative rating agency action pertaining to certificates issued in our securitizations.
In addition, federal income tax requirements applicable to REITs may limit our ability to use particular types of securitization structures.
      If we are unable to securitize, or securitize profitably, the manufactured housing loans that we originate and that we may invest in from time to time, then our net revenues for the duration of our investment in those manufactured housing loans would decline, which would lower our earnings for the time the loans remain in our portfolio. We cannot assure stockholders that we will be able to complete loan securitizations in the future on favorable terms, or at all.

Certain securitization structures may cause us to recognize income for accounting and tax purposes without concurrently receiving the associated cash flow.
      Certain securitizations are structured to build overcollateralization over time with respect to the loans that are the subject of the securitization or to accelerate the payment on senior securities to enhance the credit ratings of such securities. Accordingly, these structures may cause us to recognize income without concurrently receiving the associated cash flow. We have used such securitization structures in the past and may use them in the future. These securitization structures and the possible resulting mismatch between income recognition and receipt of cash flow may require us to access the capital markets at times which may not be favorable to us.

Our business may not be profitable in the future.
      We incurred a net loss of approximately $3.0 million during the twelve months ended December 31, 2004. Origen Financial L.L.C., which we acquired in October 2003, experienced net losses in each year of its existence while growing its loan origination platform and business, including net losses of approximately $23.9 million for the period from January 1, 2003 through October 7, 2003 and $29.2 million for fiscal year 2002. We will need to generate significant revenues to achieve and maintain profitability. If we are unable to achieve and maintain sufficient revenue growth, we may not be profitable in the future. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We depend on key personnel, the loss of whom could threaten our ability to operate our business successfully.
      Our future success depends, to a significant extent, upon the continued services of Ronald A. Klein, our Chief Executive Officer, J. Peter Scherer, our President, W. Anderson Geater, Jr., our Chief Financial Officer, and Mark W. Landschulz, our Executive Vice President, Portfolio Management. Although we have entered into employment agreements with all of these individuals, there is no guarantee that they will remain employed with us. The market for skilled personnel, especially those with the technical abilities we require, is currently very competitive, and we must compete with much larger companies with significantly greater resources to attract and retain such personnel. The loss of services of one or more key employees may harm our business and our prospects.

Future acquisitions of loan portfolios, servicing portfolios and other assets may not yield the returns we expect.
      We expect to make future acquisitions or investments in loan portfolios, servicing portfolios and bonds in outstanding securitizations backed by manufactured housing loans. The relevant economic characteristics of the assets we may acquire in the future may not generate returns or may not meet a risk profile that our investors find acceptable. Furthermore, we may not be successful in executing our acquisition strategy.

Our profitability may be affected if we are unable to effectively manage interest rate risk and leverage.
      We derive our income in part from the difference, or “spread,” between the interest earned on loans and interest paid on borrowings. In general, the wider the spread, the more we earn. In addition, at any point in time there is an optimal amount of leverage to employ in the business in order to generate the highest rate of return to our stockholders. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. In addition, interest rate changes affect the optimal amount of leverage to employ. This can cause increases or decreases in our spread and can affect our income, require us to modify our leverage strategy and affect returns to our stockholders. Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets and other factors beyond our control may affect interest rates.

We may pay distributions that result in a return of capital to stockholders, which may cause stockholders to realize lower overall returns.
      Until we are able to originate and securitize a sufficient number of loans to achieve our desired asset level and target leverage ratio, we may pay quarterly distributions that result in a return of capital to our stockholders. Any such return of capital to our stockholders will reduce the amount of capital available to us to originate and acquire manufactured home loans, which may result in lower returns to our stockholders.

Some of our investments are illiquid and their value may decrease.
      Some of our assets are and will continue to be relatively illiquid. In addition, certain of the asset-backed securities that we may acquire may include interests that have not been registered under the relevant securities laws, resulting in a prohibition against transfer, sale, pledge or other disposition of those securities except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. Our ability to vary our portfolio in response to changes in economic and other conditions, therefore, may be relatively limited. No assurances can be given that the fair market value of any of our assets will not decrease in the future.

We may engage in hedging transactions, which can limit gains and increase exposure to losses.
      Periodically, we have entered into interest rate swap agreements in an effort to manage interest rate risk. An interest rate swap is considered to be a hedging transaction designed to protect us from the effect of interest rate fluctuations on our floating rate debt and also to protect our portfolio of assets from interest rate and prepayment rate fluctuations. We intend to use hedging transactions, primarily interest rate swaps and caps, in the future. The nature and timing of interest rate risk management strategies may impact their effectiveness. Poorly designed strategies may increase rather than mitigate risk. For example, if we enter into hedging instruments that have higher interest rates embedded in them as a result of the forward yield curve, and at the end of the term of these hedging instruments the spot market interest rates for the liabilities that we hedged are actually lower, then we will have locked in higher interest rates for our liabilities than would be available in the spot market at the time and this could result in a narrowing of our net interest rate margin or result in losses. In some situations, we may sell assets or hedging instruments at a loss in order to maintain adequate liquidity. There can be no assurance that our hedging activities will have the desired beneficial impact on our financial condition or results of operations. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates and prepayment rates.

The competition we face could adversely affect our profitability.
      The manufactured housing finance industry is very fragmented. The market is served by both traditional and non-traditional consumer finance sources. Several of these financing sources are larger than us and have greater financial resources. In addition, some of the manufactured housing industry’s larger manufacturers maintain their own finance subsidiaries to provide financing for purchasers of their manufactured houses. Our largest competitor in the industry is Clayton Homes, Inc., through its subsidiary 21st Mortgage Corporation. Traditional financing sources such as commercial banks, savings and loans, credit unions and other consumer lenders, many of which have significantly greater resources than us and may be able to offer more attractive terms to potential customers, also provide competition in our market. Competition among industry participants can take many forms, including convenience in obtaining a loan, amount and term of the loan, customer service, loan-closing criteria, marketing/distribution channels, loan origination fees and interest rates. To the extent any competitor expands their activities in the manufactured housing industry, we could be adversely affected.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.
      Our manufactured housing loan origination business is currently dependent upon our ability to effectively develop relationships with retailers, brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, to provide process status updates instantly and other customer-expected conveniences that are cost-efficient to our process. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive or our business will be significantly harmed.

We may experience capacity constraints or system failures that could damage our business.
      If our systems or third-party systems cannot be expanded to support increased loan originations, acquisitions of loan portfolios or additional servicing opportunities, or if such systems fail to perform effectively, we could experience:

•	disruptions in servicing and originating loans;

•	reduced borrower satisfaction;

•	delays in the introduction of new loan services; or

•	vulnerability to Internet “hacker” raids,
any of which could impair our reputation, damage the Origen brand, or otherwise have a material adverse effect on our business, operating results and financial condition.
      Our ability to provide high-quality service also depends on the efficient and uninterrupted operation of our technology infrastructure. Even though we have developed a redundant infrastructure to protect our systems and operations, our systems are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, failure to adequately document the operation of software and hardware systems and procedures, computer viruses, intentional acts of vandalism and similar events. If any of these events were to occur, our business could be materially and adversely affected. Although we maintain business interruption insurance to compensate for losses that could occur for any of these risks, such insurance may not be sufficient to cover a loss.

If the prepayment rates for our manufactured housing loans are higher than expected, our results of operations may be significantly harmed.
      Prepayments of our manufactured housing loans, whether due to refinancing, repayments, repossessions or foreclosures, in excess of management’s estimates could adversely affect our future cash flow as a result of the resulting loss of any servicing fee revenue and net interest income on such prepaid loans. Prepayments can result from a variety of factors, many of which are beyond our control, including changes in interest rates and general economic conditions.

If we are unable to maintain our network of retailers and brokers, our loan origination business will decrease.
      A significant majority of our originations of manufactured housing loans comes from retailers and brokers. The retailers and brokers with whom we do business are not contractually obligated to do business with us. Further, our competitors also have relationships with these retailers and brokers and actively compete with us in our efforts to strengthen our retailer and broker networks. Accordingly, we cannot assure stockholders that we will be successful in maintaining our retailer and broker networks, the failure of which could adversely affect our ability to originate manufactured housing loans.

We may not realize the expected recovery rate on the resale of a manufactured house upon its repossession or foreclosure.
      Most states impose requirements and restrictions relating to resales of repossessed manufactured houses and foreclosed manufactured houses and land, and obtaining deficiency judgments following such sales. In addition to these requirements and restrictions, our ability to realize the expected recovery rate upon such sales may be affected by depreciation or loss of or damage to the manufactured house. Federal bankruptcy laws and related state laws also may impair our ability to realize upon collateral or enforce a deficiency judgment. For example, in a Chapter 13 proceeding under federal bankruptcy law, a court may prevent us from repossessing a manufactured house or foreclosing on a manufactured house and land. As part of the debt repayment plan, a bankruptcy court may reduce the amount of our secured debt to the market value of the manufactured house at the time of the bankruptcy, leaving us as a general unsecured creditor for the remainder of the debt. A Chapter 7 bankruptcy debtor, under certain circumstances, may retain possession of his or her house, while enforcement of our loan may be limited to the value of our collateral.
Risks Related to the Manufactured Housing Industry

Manufactured housing loan borrowers may be relatively high credit risks.
      Manufactured housing loans make up substantially our entire loan portfolio. Typical manufactured housing loan borrowers may be relatively higher credit risks due to various factors, including, among other things, the manner in which borrowers have handled previous credit, the absence or limited extent of borrowers’ prior credit history, limited financial resources, frequent changes in or loss of employment and changes in borrowers’ personal or domestic situations that affect their ability to repay loans. Consequently, the manufactured housing loans we originate and have an ownership interest in bear a higher rate of interest, have a higher probability of default and may involve higher delinquency rates and greater servicing costs relative to loans to more creditworthy borrowers. Our profitability depends upon our ability to properly evaluate the creditworthiness of borrowers and price each loan accordingly and efficiently service the contracts by limiting our delinquency and default rates and foreclosure and repossession costs and by maximizing our recovery rates. To the extent that aggregate losses on the resale of repossessed and foreclosed houses exceed our estimates, our profitability will be adversely affected.
      Delinquency interrupts the flow of projected interest income from a manufactured housing loan, and default can ultimately lead to a loss if the net realizable value of the collateral or real property securing the manufactured housing loan is insufficient to cover the principal and interest due on the loan. Also, our cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default on loans beginning when we originate them and continuing even after we sell loans with a retained interest or securitize them. We also reacquire the risks of delinquency and default for loans that we are obligated to repurchase. Repurchase obligations are typically triggered in any sale or securitization if the loan materially violates our representations or warranties. If we experience higher-than-expected levels of delinquency or default in pools of loans that we service, resulting in higher than anticipated losses we may trigger termination of our servicing rights, which would result in a loss of future servicing income and damage to our reputation as a loan servicer.
      We attempt to manage these risks with risk-based loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing, our business, financial condition, liquidity and results of operations could be significantly harmed.

The manufactured housing industry has been in a downturn since 1998.
      The manufactured housing industry historically has been cyclical and is generally subject to many of the same national and regional economic and demographic factors that affect the housing industry generally. These factors, including consumer confidence, inflation, regional population and employment trends, availability of and cost of alternative housing, weather conditions and general economic conditions, tend to impact manufactured housing buyers to a greater degree than buyers of traditional site built houses. In addition, sales of manufactured houses typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. Due to aggressive underwriting practices by some industry lenders that led to increased defaults, decreased recovery rates on repossessions, the continued excessive inventory of repossessed houses and unfavorable volatility in the secondary markets for manufactured housing loans, companies in the manufactured housing finance business have generally not been profitable since 1998. Some of the industry’s largest lenders have exited the business. Although we believe that our business plan will be profitable in the long term, there can be no assurance that we will in fact be profitable either in the long term or the short term.

Wide spreads between interest rates for manufactured housing loans and traditional site built housing loans decrease the relative demand for manufactured houses.
      In the current interest rate environment, traditional site built houses have become more affordable relative to manufactured houses. If the difference between interest rates for manufactured housing loans and traditional site built housing loans does not decrease, demand for manufactured housing loans may decrease, which would decrease our loan originations.

Any substantial economic slowdown could increase delinquencies, defaults, repossessions and foreclosures and reduce our ability to originate loans.
      Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, decreased real estate values, and an increased rate of delinquencies, defaults, repossessions and foreclosures. We originate loans to some borrowers who make little or no down payment, resulting in high loan-to-value ratios. A lack of equity in the house may reduce the incentive a borrower has to meet his payment obligations during periods of financial hardship, which might result in higher delinquencies, defaults, repossessions and foreclosures. These factors would reduce our ability to originate loans and increase our losses on loans in which we have a residual or retained interest. In addition, loans we originate during an economic slowdown may not be as valuable to us because potential investors in or purchasers of our loans might reduce the premiums they pay for the loans or related bonds to compensate for any increased risks arising during such periods. Any sustained increase in delinquencies, defaults, repossessions or foreclosures is likely to significantly harm the pricing of our future loan sales and securitizations and also our ability to finance our loan originations.

Our business may be significantly harmed by a slowdown in the economies of California or Texas, in each of which we conduct a significant amount of business.
      We have no geographic concentration limits on our ability to originate, purchase or service loans. As a result, a significant portion of the manufactured housing loans we have originated, purchased or serviced historically has been in California and Texas. For the year ended December 31, 2004, approximately 30% and 11% by principal balance and 19% and 12% by number of loans, respectively, of the loans we originated were in California and Texas. An overall decline in the economy or the residential real estate market in California or Texas or in any other state in which we have a high concentration of loans could decrease the value of manufactured houses and increase the risk of delinquency. This, in turn, would increase the risk of default, repossession or foreclosure on manufactured housing loans in our portfolio or that we have sold to others. Geographic concentration could adversely affect our ability to securitize pools of manufactured housing loans.

Depreciation in the value of manufactured houses may decrease sales of new manufactured houses and lead to increased defaults and delinquencies.
      Over the last several years, the value of manufactured houses has tended to depreciate over time. This depreciation makes pre-owned houses, even relatively new ones, significantly less expensive than new manufactured houses, thereby decreasing the demand for new houses, which negatively affects the manufactured housing lending industry. Additionally, rapid depreciation may cause the fair market value of borrowers’ manufactured houses to be less than the outstanding balance of their loans. In cases where borrowers have negative equity in their houses, they may not be able to resell their manufactured houses for enough money to repay their loans and may have less incentive to continue to repay their loans, which may lead to increased delinquencies and defaults.
Tax Risks of Our Business and Structure

Distribution requirements imposed by law limit our flexibility in executing our business plan, and we cannot assure stockholders that we will have sufficient funds to meet our distribution obligations.
      To maintain our status as a REIT for federal income tax purposes, we generally are required to distribute to our stockholders at least 90% of our REIT taxable income each year. REIT taxable income is determined without regard to the deduction for dividends paid and by excluding net capital gains. We are also required to pay federal income tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year. In addition, to the extent such income is not subject to corporate tax, we are required to pay a 4% nondeductible excise tax on the amount, if any, by which certain distributions we pay with respect to any calendar year are less than the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year and any amount of our income that was not distributed in prior years.
      We intend to distribute to our stockholders at least 90% of our REIT taxable net income each year in order to comply with the distribution requirements of the Internal Revenue Code and to avoid federal income tax and the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses in arriving at REIT taxable net income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis, access the capital markets or liquidate investments to meet the distribution requirements that are necessary to achieve the federal income tax benefits associated with qualifying as a REIT even if our management believes that it is not in our best interest to do so. We cannot assure our stockholders that any such borrowing or capital market financing will be available to us or, if available to us, will be on terms that are favorable to us. Borrowings incurred to pay distributions will reduce the amount of cash available for operations. Any inability to borrow such funds or access the capital markets, if necessary, could jeopardize our REIT status and have a material adverse effect on our financial condition.

We may suffer adverse tax consequences and be unable to attract capital if we fail to qualify as a REIT.
      Since our taxable period ended December 31, 2003, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Internal Revenue Code. Although we believe that we have been and will continue to be organized and have operated and will continue to operate so as to qualify for taxation as a REIT, we cannot assure stockholders that we have been or will continue to be organized or operated in a manner to so qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. In addition, frequent changes may occur in the area of REIT taxation, which require us continually to monitor our tax status.
      If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, (generally requiring reasonable cause for any REIT testing violations), we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made. Even if we qualify for and maintain our REIT status, we will be subject to certain federal, state and local taxes on our property and certain of our operations.

Our use of taxable REIT subsidiaries will cause income from our servicing and insurance activities to be subject to corporate level tax and may cause us to restrict our business activities.
      To preserve our qualification as a REIT, we conduct all of our servicing and insurance activities through one or more taxable REIT subsidiaries. In addition, we may conduct some of our securitization transactions through such taxable REIT subsidiaries. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation. Accordingly, net income from our servicing and insurance activities is subject to corporate level tax. In addition, under the Internal Revenue Code, no more than 20% of the total value of the assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries. This limitation may cause us to restrict the use of certain securitization transactions and limit the growth of our servicing and insurance subsidiaries with the potential for decreased revenue.

Our ability to securitize our loans is limited due to various federal income tax rules applicable to REITs.
      Under the Internal Revenue Code, a REIT is subject to a 100% tax on its net income derived from “prohibited transactions.” The phrase “prohibited transactions” refers to the sales of inventory or assets held primarily for sale to customers in the ordinary course of a taxpayer’s business. A taxpayer who engages in such sales is typically referred to as a dealer. The Internal Revenue Service has taken the position that if a REIT securitizes loans using a real estate mortgage investment conduit (“REMIC”) structure, then such activity will cause the REIT to be treated as a dealer, with the result that the 100% tax would apply to the net income generated from such activity. If we securitize loans using a REMIC, we intend to do so through one or more taxable REIT subsidiaries, which will not be subject to such 100% tax, but will be taxable at regular corporate federal income tax rates. We also may securitize mortgage assets through the issuance of non-REMIC securities, whereby we retain an equity interest in the mortgage-backed assets used as collateral in the securitization transaction. The issuance of any such instruments could result, however, in a portion of our assets being classified as a “taxable mortgage pool,” which would be treated as a separate corporation for U.S. federal income tax purposes, which in turn could adversely affect the treatment of our stockholders for federal income tax purposes or jeopardize our status as a REIT.

We may pay distributions that are in excess of our current and accumulated earnings and profits, which may cause our stockholders to incur adverse federal income tax consequences.
      We may pay quarterly distributions to our stockholders in excess of 100% of our estimated REIT taxable income. Distributions in excess of our current and accumulated earnings and profits are not treated as a dividend and generally will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock. Instead, any such distribution generally will constitute a return of capital, which will reduce the stockholder’s adjusted basis and could result in the recognition of increased gain or decreased loss to the stockholder upon a sale of the stockholder’s stock.
Risks Related to Our Organization and Structure

Our rights and the rights of our stockholders to take action against our directors are limited, which could limit stockholders’ recourse in the event of certain actions.
      Our certificate of incorporation limits the liability of our directors for money damages for breach of a fiduciary duty as a director, except under limited circumstances. As a result, we and our stockholders may have more limited rights against our directors than might otherwise exist. Our bylaws require us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Our board of directors may change our investment and operational policies and practices without a vote of our stockholders, which limits stockholder control of our policies and practices.
      Our major policies, including our policies and practices with respect to investments, financing, growth, debt capitalization, REIT qualification and distributions, are determined by our board of directors. Although we have no present intention to do so, our board of directors may amend or revise these and other policies from time to time without a vote of our stockholders. Accordingly, our stockholders will have limited control over changes in our policies. Our organizational documents do not limit the amount of indebtedness that we may incur. Although we intend to maintain a balance between our total outstanding indebtedness and the value of our assets, we could alter this balance at any time. If we become highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and harm our financial condition.

Certain provisions of Delaware law and our governing documents may make it difficult for a third-party to acquire us.
      9.25% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.25% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Internal Revenue Code.
      The 9.25% ownership limit, as well as our ability to issue additional shares of common stock or shares of other stock (which may have rights and preferences over the common stock), may discourage a change of control of the company and may also: (1) deter tender offers for the common stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.25% of our outstanding shares or otherwise effect a change of control of the company.
      Preferred Stock. Our charter authorizes the board of directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the company even if a change in control were in the stockholders’ interest.
      Section 203. Section 203 of the Delaware General Corporation Law is applicable to certain types of corporate takeovers. Subject to specified exceptions listed in this statute, Section 203 of the Delaware General Corporation Law provides that a corporation may not engage in any “business combination” with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder. Although these provisions do not apply in certain circumstances, the provisions of this section could discourage offers from third parties to acquire us and increase the difficulty of successfully completing this type of offer.
Other Risks

We operate in a highly regulated industry and failure to comply with applicable laws and regulations at the federal, state or local level could negatively affect our business.
      Currently, we originate both chattel, or home-only, loans and loans collateralized by both the manufactured house and real property, or land-home loans, in 42 states. We also currently conduct servicing operations in 43 states. Most states where we operate require that we comply with a complex set of laws and regulations. These laws, which include installment sales laws, consumer lending laws and mortgage lending laws, differ from state to state, making uniform operations difficult. Most states periodically conduct examinations of our contracts and loans for compliance with state laws. In addition to state laws regulating our business, our consumer lending and servicing activities are subject to numerous federal laws and the rules and regulations promulgated thereunder.
      These federal and state laws and regulations and other laws and regulations affecting our business, including zoning, density and development requirements and building and environmental rules and regulations, create a complex framework in which we originate and service manufactured housing loans. Moreover, because these laws and regulations are constantly changing, it is difficult to comprehensively identify, accurately interpret, properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations. As a result, we have not always been, and may not always be, in compliance with these requirements, including licensing requirements.
      Our failure to comply with these laws and regulations can lead to:

•	defaults under contracts we have with third parties, which could cause those contracts to be terminated or renegotiated on less favorable terms;

•	civil fines and penalties and criminal liability;

•	loss of licenses, exemptions or other approved status, which could in turn require us temporarily or permanently to cease our affected operations;

•	demands for indemnification, loan repurchases or modification of our loans;

•	class action lawsuits; and

•	administrative enforcement actions.

The increasing number of federal, state and local “anti-predatory lending” laws may restrict our ability to originate or increase our risk of liability with respect to certain manufactured housing loans and could increase our cost of doing business.
      In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose certain restrictions on loans on which certain points and fees or the annual percentage rate, or APR, exceeds specified thresholds. Some of these restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation. It is against our policy to engage in predatory lending practices and we have generally avoided originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations. These laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for our loans in the secondary market, making it difficult to fund, sell or securitize our loans. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

We may be subject to fines, judgments or other penalties based upon the conduct of third parties with whom we do business.
      The majority of our business consists of purchasing from retailers retail installment sales contracts for the sale of a manufactured house. These contracts are subject to the Federal Trade Commission’s “Holder Rule,” which makes us subject generally to the same claims and defenses that a consumer might have against the retailer that sold the consumer his or her manufactured house up to the value of the payments made by the consumer. Increasingly federal and state agencies, as well as private plaintiffs, have sought to impose third-party or assignee liability on purchasers or originators of loans even where the Holder Rule and similar laws do not specifically apply. We attempt to mitigate our risk for this liability by ending our relationships with retailers whose practices we believe may put us at risk and limiting our retailer network to retailers that have the ability to indemnify us against these types of claims. Although we routinely seek indemnification from retailers in these situations, there is no assurance that we will not be liable for these types of claims or that the retailer will indemnify us if we are held liable.

Common stock eligible for future sale may have adverse effects on our share price.
      We cannot predict the effect, if any, of future sales of shares of our common stock, or the availability of shares for future sales, or the market price of our common stock. Sales of substantial amounts of common stock (including 260,500 shares of common stock issuable upon the exercise of currently outstanding options, and up to 848,000 restricted shares issued under our 2003 Equity Incentive Plan), or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock. We also may issue from time to time additional shares of common stock and we may grant registration rights in connection with these issuances. Sales of substantial amounts of shares of common stock or the perception that these sales could occur may adversely affect the prevailing market price for our common stock. In addition, the sale of these shares could impair our ability to raise capital through a sale of additional equity securities.

Market interest rates may affect the value of our securities.
      One of the factors that investors may consider in deciding whether to buy or sell our securities is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution or interest rate on our securities or seek securities paying higher distributions or interest. It is likely that the public valuation of our common stock will be based primarily on the earnings that we derive from the difference between the interest earned on our loans less net credit losses and the interest paid on borrowed funds. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common stock.

We will be subject to significant financial penalties if this registration statement is not maintained effective for its prescribed period of time.
      Under the terms of the registration rights agreements entered into in connection with the closings of our October 2003 and February 2004 private placements, we are obligated to maintain the effectiveness of this registration statement for a prescribed time period. If we do not comply with this obligation, we must pay liquidated damages with respect to each outstanding share of common stock affected for the duration of the registration default. The liquidated damages will be payable in cash quarterly, in arrears within 10 days after the end of each quarter. The liquidated damages will accrue during the first 90 days at a daily rate of $0.25 per share of common stock per year. The liquidated damages will escalate at the end of each of the first three 90 day periods after default up to a maximum daily rate of $1.00 per share of common stock per year. Any payment of these liquidated damages could adversely affect our financial position, as well as our ability to continue to pay distributions.

The market price of our common stock could be volatile and could decline substantially.
      The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our earnings estimates or publication of research reports about us or the manufactured home industry;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.
      In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. These broad market fluctuations could reduce the market price of our common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors, which could lead to a material decline in the market price of our common stock.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains various “forward-looking statements” within the meaning of the Securities Act and the Securities Exchange Act of 1934 (“Exchange Act”), and we intend that such forward-looking statements will be subject to the safe harbors created thereby. For this purpose, any statements contained in this prospectus that relate to prospective events or developments are deemed to be forward-looking statements. Words such as “believes,” “forecasts,” “anticipates,” “intends,” “plans,” “expects,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this prospectus are contained under the headings “Summary,” “Risk Factors,” “Our Business” and elsewhere. These forward-looking statements reflect our current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this prospectus. These risks and uncertainties may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include those found in the section entitled “Risk Factors” and the following:

•	the performance of our manufactured home loans;

•	our ability to borrow at favorable rates and terms;

•	the supply of manufactured home loans;

•	interest rate levels and changes in the yield curve (which is the curve formed by the differing Treasury rates paid on one, two, three, five, ten and 30 year term debt);

•	our ability to use hedging strategies to insulate our exposure to changing interest rates;

•	changes in, and the costs associated with complying with, federal, state and local regulations, including consumer finance and housing regulations;

•	applicable laws, including federal income tax laws; and

•	general economic conditions in the markets in which we operate.
      All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We do not intend to update or revise any forward-looking statements that we make in this prospectus or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
      We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. The proceeds from this offering are solely for the account of the selling stockholders.
MARKET PRICE OF AND DISTRIBUTIONS ON OUR COMMON STOCK
Market Information
      Our common stock has been listed on the Nasdaq National Market (“Nasdaq”) since May 5, 2004 under the symbol “ORGN.” On April 29, 2005, the closing sales price of the common stock was $7.29 and the common stock was held by approximately 64 holders of record. The following table presents the per share high and low bid prices of our common stock for the periods indicated as reported by the Nasdaq National Market. The stock prices reflect inter-dealer prices, do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	High	Low

Fiscal Year Ended December 31, 2004
Period from May 5, 2004 through June 30, 2004	$8.33	$7.50
Third quarter	$8.15	$6.96
Fourth quarter	$7.80	$6.67
Fiscal Year Ended December 31, 2005
First quarter	$8.75	$6.65
Second quarter (through May 17, 2005)	$7.47	$6.58
Distributions and Distribution Policy
      In order to qualify for the tax benefits accorded to REITs under the Internal Revenue Code, we must, and we intend to, make distributions to our stockholders each year in an amount at least equal to (i) 90% of our REIT taxable income (before the deduction for dividends paid and not including any net capital gain), plus (ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code, minus (iii) any excess non-cash income. We refer to this amount as “REIT taxable income.” See “Material U.S. Federal Income Tax Consequences — Annual Distribution Requirement.”
      The following table presents the distributions per share that were paid with respect to each quarter since our formation in October 2003.

Distribution per share

Fiscal Year Ended December 31, 2003
Period from October 8, 2003 through December 31, 2003	$0.098
Fiscal Year Ended December 31, 2004
First quarter	$0.040
Second quarter	$0.060
Third quarter	$0.250
Fourth quarter	$0.040
Fiscal Year Ended December 31, 2005
First quarter	$0.060

      Differences in timing between the receipt of income and the payment of expenses and the effect of required debt amortization payments could require us to borrow funds on a short-term basis, access the capital markets or liquidate investments to meet this distribution requirement. Until we are able to originate and securitize a sufficient number of loans to achieve our desired asset level and target leverage ratio, we may pay quarterly distributions to our stockholders in excess of 100% of our estimated REIT taxable income. To the extent out distributions exceed our then current and then accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess generally will represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated as a dividend will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but will rather reduce such adjusted basis. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Consequences.”
      The actual amount and timing of distributions will be at the discretion of our board of directors and will depend upon our actual results of operations, including:

•	the performance of our manufactured housing loans;

•	our ability to borrow at favorable rates and terms, including our ability to securitize manufactured housing loans we originate or purchase;

•	interest rate levels and changes in the yield curve; and

•	our ability to use hedging strategies to insulate our exposure to changing interest rates.
      To the extent not inconsistent with maintaining our REIT status, we may maintain accumulated earnings of our taxable REIT subsidiaries in those subsidiaries.
      Outstanding shares of our Series A Cumulative Redeemable Preferred Stock have distribution rights superior to our common stock. Our board of directors has the authority to issue additional classes and shares of preferred stock with distribution rights superior to those of our common stock. See “Description of Capital Stock and Material Provisions of Delaware Law and Our Certificate of Incorporation.” This could result in no distributions being paid on the common stock.
      In the future, our board of directors may elect to adopt a dividend reinvestment plan.
Equity Compensation Plan Information
      The following table reflects information about the securities authorized for issuance under our equity compensation plans as of December 31, 2004.

Number of Securities
Remaining Available for
Future Issuance Under
	Number of Securities to	Weighted-Average	Equity Compensation
	be Issued Upon Exercise	Exercise Price of	Plans (Excluding
	of Outstanding Options,	Outstanding Options,	Securities Reflected in
Plan Category	Warrants and Rights	Warrants and Rights	First Column)

Equity compensation plans approved by shareholders	267,500	$10.00	901,848
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
TOTAL	267,500	$10.00	901,848

SELECTED FINANCIAL INFORMATION
      The selected financial information presented below for Origen Financial, Inc. is derived from the audited consolidated financial statements of Origen Financial, Inc. for the period ended December 31, 2003 and the year ended December 31, 2004. The financial information presented below for Origen Financial L.L.C. (our predecessor for accounting purposes) is derived from the audited consolidated financial statements of Origen Financial L.L.C. for the periods indicated. The financial information presented below for Bingham (Origen Financial L.L.C.’s predecessor for accounting purposes) is derived from the audited consolidated financial statements of Bingham for the periods indicated.
      The historical financial statements of Origen Financial L.L.C. and Bingham represent the combined financial condition and results of operations of those entities. We believe that the businesses, financial statements and results of operations of those entities are quantitatively different from ours. Those entities’ results of operations reflect capital constraints and corporate and business strategies, including commercial mortgage loan origination and servicing, which are different than ours. We have also elected to be taxed as a REIT. Accordingly, we believe the historical financial results of Origen Financial L.L.C. and Bingham are not indicative of our future performance. In addition, because the financial information presented below is only a summary and does not provide all of the information contained in the financial statements from which it is derived, including related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements, including related notes, contained elsewhere in this prospectus.

						Bingham Financial
						Services
	Origen Financial, Inc.			Origen Financial L.L.C.		Corporation

			Period from	Period from
			October 8	January 1		Year Ended
	Quarter Ended	Year Ended	through	through	Year Ended	December 31,
	March 31,	December 31,	December 31,	October 7,	December 31,
	2005	2004	2003(1)	2003	2002	2001	2000

	(Unaudited)		(Restated)
	(In thousands, except for per share data)
Operating Statement Data:
Interest income on loans	$13,166	$42,479	$7,339	$16,398	$9,963	$9,493	$14,593
Gain on sale and securitization of loans	—	—	—	28	2,719	5,186	27
Servicing and other revenues	3,280	11,184	2,880	7,329	7,703	14,994	10,866

Total revenue	16,446	53,663	10,219	23,755	20,385	29,673	25,486

Interest expense	5,410	15,020	2,408	11,418	5,935	7,875	14,202
Provisions for loan loss, recourse liability and write down of residual interests	2,030	10,210	768	9,849	18,176	18,118	7,671
Distribution of preferred interest	—	—	—	1,662	—	—	—
Other operating expenses	7,999	31,399	5,546	24,754	25,461	22,129	28,242

Total expenses	15,439	56,629	8,722	47,683	49,572	48,122	50,115

Income (loss) before income taxes	1,007	(2,966)	1,497	(23,928)	(29,187)	(18,449)	(24,629)
Provision (benefit) for income taxes(2)	—	—	—	—	—	1,245	(8,374)
Income (loss) before cumulative effect of change in accounting principle	1,007	(2,966)	1,497	(23,928)	(29,187)	(19,694)	(16,255)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—

Net Income (Loss)	$1,007	$(2,966)	$1,497	$(23,928)	$(29,187)	$(19,694)	$(16,255)

Earning (loss) per share — Diluted(3)	$0.04	$(0.14)	$0.10	$—	$—	$(7.63)	$(6.19)
Distributions declared per share	$0.04	$0.39	$0.098	—	—	—	—

						Bingham Financial
						Services
	Origen Financial, Inc.			Origen Financial L.L.C.		Corporation

			Period from	Period from
			October 8	January 1		Year Ended
	Quarter Ended	Year Ended	through	through	Year Ended	December 31,
	March 31,	December 31,	December 31,	October 7,	December 31,
	2005	2004	2003(1)	2003	2002	2001	2000

	(Unaudited)		(Restated)
	(In thousands, except for per share data and ratios)
Balance Sheet Data:
Loans receivable, net of allowance for losses	$630,244	$563,268	$368,040	$279,300	$173,764	$126,591	$98,633
Servicing rights	3,844	4,097	5,131	5,892	7,327	6,855	9,143
Retained interests in loan securitizations	724	724	749	785	5,833	—	—
Goodwill	32,277	32,277	32,277	18,332	18,332	—	—
Cash and other assets	85,470	82,181	37,876	22,894	22,492	33,646	40,105

Total assets	$752,559	$682,547	$444,073	$327,203	$227,748	$167,092	$147,881

Total debt	523,372	455,914	277,441	273,186	196,031	122,999	113,617
Preferred interest in subsidiary	—	—	—	45,617	—	—	—
Other liabilities	23,626	23,167	24,312	22,345	21,413	53,335	23,424
Members’/Stockholders’
Equity/Capital	205,561	203,466	142,320	(13,945)	10,304	(9,242)	10,840
Other Information Cash Flow Data:
(source/(use)) From operating activities	$(69,461)	$(210,179)	$(95,357)	$(124,461)	$(80,646)	$(63,264)	$15,696
From investing activities	(677)	26,340	851	4,272	7,670	10,871	(911)
From financing activities	66,443	250,828	100,254	121,110	73,022	49,312	(11,264)
Selected Ratios
Return on average assets	0.57%	(0.52)%	1.43%	(8.52)%	(18.79)%	(15.68)%	(9.32)%
Return on average equity	1.97%	(1.56)%	4.21%	(1352.96)%	(91.29)%	(165.30)%	(80.90)%
Average equity to average assets	29.08%	33.03%	33.91%	0.63%	20.58%	4.22%	11.52%

(1)	Origen Financial, Inc. began operations on October 8, 2003 as a REIT with Origen Financial L.L.C. as a wholly-owned subsidiary.

(2)	As a REIT, Origen Financial, Inc. is not required to pay federal corporate income taxes on its net income that is currently distributed to its stockholders. As a limited liability company, Origen Financial L.L.C. does not incur income taxes. Bingham was taxed as a regular C corporation during the periods indicated.

(3)	As a limited liability company, Origen Financial L.L.C. did not report earnings per share.

OUR BUSINESS
General
      Origen Financial, Inc. is an internally-managed and internally-advised Delaware corporation that is taxed as a real estate investment trust, or REIT. We are a national consumer manufactured housing lender and servicer. Currently we originate loans in 42 states and we service loans in 43 states. We and our predecessors have originated more than $2 billion of manufactured housing loans from 1996 through December 31, 2004, including $249.7 million in 2004. As of December 31, 2004, our loan servicing portfolio of over 33,000 loans totaled approximately $1.37 billion.
      Origen Financial, Inc. was incorporated on July 31, 2003. On October 8, 2003, we began operations when we acquired all of the equity interests of Origen Financial L.L.C. (which is our primary operating subsidiary) and its subsidiaries and completed a private placement of $150 million of our common stock to certain institutional and accredited investors. In February 2004, we completed another private placement of $10 million of our common stock to an institutional investor. In May 2004, we completed an initial public offering of 8,000,000 shares of our common stock at a purchase price of $8.00 per share. In June 2004, the underwriters for the public offering purchased an additional 625,900 shares by exercising their over-allotment option. Currently, most of our operations are conducted through Origen Financial L.L.C., our wholly-owned subsidiary. We conduct the rest of our business operations through our other wholly-owned subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that we comply with the federal income tax rules applicable to REITs.
      Our executive office is located at 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034 and our telephone number is (248) 746-7000. We maintain our servicing operations in Ft. Worth, Texas and have other regional offices located in Glen Allen, Virginia and Duluth, Georgia. As of April 29, we employed 245 full-time employees.
      Our website address is www.origenfinancial.com and we make available, free of charge, on or through our website all of our periodic reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as soon as reasonably practicable after we file such reports with the Securities and Exchange Commission.
Recent Developments
      In May 2005, we completed our Origen Manufactured Housing Contract Trust Collateralized Notes, Series 2005-A transaction. In this transaction we securitized approximately $190.0 million of manufactured housing contracts and issued approximately $165.3 million of asset-backed certificates secured by those contracts with seven separate offered classes ranging from $11.4 million to $44.5 million consisting of AAA, AA, A and BBB+ rated bonds.
      Effective January 1, 2005, we formed our first Corporate Internal Audit Department. While in the past, we and our predecessor recognized the need for the performance of a wide range of internal audit functions and quality control reviews, such audits and reviews were primarily performed on a departmental basis with no centralization of responsibility at the corporate level and no formalized reporting to the Audit Committee of our board of directors. The newly-formed Internal Audit Department is staffed by a Director of Internal Audit and two staff auditors. The Director of Internal Audit reports directly to the Chairman of the Audit Committee.
      In September 2004, we completed our Origen Manufactured Housing Contract Trust Collateralized Notes, Series 2004-B transaction. In this transaction we securitized approximately $200 million of manufactured housing contracts and issued approximately $169 million of asset-backed certificates secured by those contracts with seven separate offered classes ranging from $10 million to $49 million consisting of AAA, AA, A and BBB+ rated bonds.

Loan Origination and Underwriting

General
      We and our predecessors have originated more than $2 billion of manufactured housing loans from 1996 through December 31, 2004, including $249.7 million in 2004. We originate and intend to continue to originate manufactured housing loans to borrowers who have above average credit profiles and above average income, each as compared to manufactured housing borrowers as a whole.
      Although we consider FICO scores in underwriting loans, our primary underwriting tool is TNGtm, an internally-developed, externally-validated proprietary statistical scoring system that ranks the risk of default for our manufactured home-only loans. Our loan origination activities are conducted through proprietary systems maintained and enhanced by an internal staff of systems professionals. Our home-only loan origination activities are centralized at our Southfield, Michigan executive offices and our land-home origination activities are centralized at our Ft. Worth, Texas facility.

Dealer and Broker Network
      We currently provide new and pre-owned manufactured housing financing through a network of over 900 primarily independent retailers of new and pre-owned manufactured houses and loan brokers specializing in the manufactured housing industry. We are focused on penetrating our existing broker/retailer network to achieve a higher level of approvals and fundings from those approvals. Each loan submitted to us by a retailer or broker must meet the standards for loan terms, advance amounts, down payment requirements, residency type, and other pertinent parameters we have established under our housing loan purchase programs.
      We have invested heavily in technology to increase our penetration into the retailer network and to streamline the application, approval and funding process. We have a proprietary web-based delivery system, known as Origen Focustm, for application, approval, funding, tracking, and reporting of loans. This system allows for the application to be submitted and tracked over the Internet. During 2004, approximately 72% of our application volume was submitted through Origen Focus. We intend to eventually transition substantially all of the retailer network to the Origen Focus platform. Loan applications submitted through Origen Focus seamlessly interface electronically with our other proprietary loan processing systems. Origen Focus also eliminates the need for personnel to input loan applications, improving our productivity and reducing our staffing costs.
      We perform initial and periodic reviews of our retailers. We underwrite their credit profile, industry experience, sales and financing plans. We regularly monitor retailer performance and rank retailers according to their default, delinquency, credit quality, approval and funding ratios, and the volume of loans they submit to us, and, if necessary, we terminate relationships with non-performing retailers.
      We have also developed a retailer rewards program called Origen Elite Rewardstm that provides benefits to the retailers who provide us with the highest quality loans. These benefits include guaranteed same day turnaround for completed applications and other service enhancements, specific pricing incentives and improved financing options for new and pre-owned homes.

Underwriting
      We underwrite retail installment loans secured only by manufactured houses, or consumer loans, using our internally-developed proprietary credit scoring system, TNG. We developed and enhanced TNG to predict defaults using empirical modeling techniques. TNG takes into account information about each applicant’s credit history, debt and income, demographics, and the terms of the loan. The TNG model is fully integrated into our origination system and is based on our historical lending experience. We have used TNG to back-test all of our home-only loans originated since 1996 by Origen Financial L.L.C., its predecessors and us. Following internal testing and validation, Experian Information Solutions, Inc., a leading consumer credit reporting and risk modeling company, independently validated the TNG model.

      All home-only applications are scored by TNG and then reviewed by an underwriter. TNG provides the underwriter a recommendation of “pass,” “fail” or “review.” The recommendations are based upon the underlying TNG score as well as other factors that may arise from the application. TNG alerts underwriters to particular attention areas and provides review recommendations. It also provides a reason for declination on fail recommendations. TNG is used to rescore the application throughout the origination and underwriting process as the initial application information is verified and/or terms and conditions of the loan change.
      We also underwrite mortgage loans, often called “land-home” loans, collateralized by both the manufactured houses and the underlying real estate. Because the land-home and home-only business lines have different characteristics, and because we have not accumulated enough default data points for our land-home loans (a necessary component of a successful predictive model), predictive modeling has only been possible for the home-only applications. We use our Internal Credit Rating grid and a full property appraisal to underwrite land-home loans. The grid is a traditional underwriting method that primarily takes into account the applicant’s credit history, debt capacity and underlying collateral value. In specially approved markets a comparable appraisal is used to determine chattel manufactured home values through our Comparable Appraisal Program, which is discussed in more detail below.
      In addition to using our proprietary TNG scoring model, we underwrite loans based upon our review of credit applications to ensure loans will comply with internal company guidelines, which are readily available on our intranet site. Our approach to underwriting focuses primarily on the borrower’s creditworthiness and the borrower’s ability and willingness to repay the debt, as determined through TNG. Each contract originated by us is individually underwritten and approved or rejected based on the TNG result and an underwriter’s evaluation of the terms of the purchase agreement, a detailed credit application completed by the prospective borrower and the borrower’s credit report, which includes the applicant’s credit history as well as litigation, judgment and bankruptcy information. Once all the applicable employment, credit and property-related information is received, the application is evaluated to determine whether the applicant has sufficient monthly income to meet the anticipated loan payment and other obligations.

Acquisitions of Manufactured Home Loans and Securities from Existing Securitizations
      We believe there are selective opportunities to acquire existing portfolios of manufactured home whole loans and bonds in outstanding securitizations backed by manufactured home loans. From time to time, we may seek to acquire such assets at attractive prices.
Servicing
      We service the manufactured housing loan contracts that we originate as well as manufactured housing loan contracts owned by third parties. As of December 31, 2004, our loan servicing portfolio of over 33,000 loans totaled approximately $1.37 billion. Our annual servicing fees range from 50 to 150 basis points of the outstanding balance on manufactured housing loans serviced. The vast majority of loans we service are included in securitized loan pools. As opportunities present themselves, we intend to grow our servicing business by acquiring the servicing or subservicing rights to portfolios of manufactured home loans owned by third parties, including many companies that have stopped originating manufactured home loans but continue to own loan portfolios.
      Servicing activities include processing payments received, recording and tracking all relevant information regarding the loan and the underlying collateral, collecting delinquent accounts, remitting funds to investors, repossessing houses upon loan default and reselling repossessed houses. Our loan servicing activities are centralized at our national loan servicing center in Ft. Worth, Texas.
      Although we strive to continuously reduce delinquency, our primary servicing objectives are to maintain a stream of borrower payments, limit loan defaults, and maximize recoveries on defaulted loans. Accordingly, we perform loss mitigation activities on delinquent loans whereby we maintain the borrower’s delinquent status during the payment plan or other loan workout situation. The industry has typically reported borrowers in loss mitigation as current. In our efforts to maximize recoveries on defaulted loans, we hold repossessed collateral longer to achieve a retail sale to a consumer for a higher price rather than a quicker sale to a reseller at a lower price. These business strategies cause us to report higher delinquencies, but lead to improved default and recovery performance.
Securitizations
      We have securitized a substantial portion of our owned manufactured housing loans and intend in the future to originate and acquire manufactured housing loans for securitization. After accumulating enough manufactured housing loans (typically not less than $125 million), we use transactions known as asset-backed securitizations to pay off short term debt, replenish funds for future loan originations, limit credit risk, and match the maturity of interest rates on borrowings with the interest rates on our manufactured housing loans. In our securitizations, the manufactured housing loans are transferred to a bankruptcy remote trust that then issues bonds, typically both senior and subordinate, collateralized by those manufactured housing loans. By securitizing loans in this way, we eliminate the credit risk on our manufactured housing loans up to the amount of bonds sold to investors. Likewise, the form of securitization is designed to insulate the securitized loans from our creditors if we file for bankruptcy so that the loans supporting the bonds issued by the trust will not be encumbered. This process enables us to fund our business at competitive rates without asset-backed bond investors relying on our corporate credit-worthiness.
      We successfully completed two securitizations in 2004. In February 2004, we completed a securitization of approximately $240 million in manufactured housing loans and in September 2004, we completed a securitization of approximately $200 million in manufactured housing loans.
Insurance
      As a complement to our origination and servicing business, we have historically placed property and casualty insurance for lapsed policies, primarily for manufactured housing loans we have originated or service. We estimate that the closing of approximately 30% of all manufactured housing loans we originate is delayed because the borrower has not obtained insurance or the insurance policy obtained by the borrower does not meet our guidelines. By offering our borrowers the opportunity to obtain insurance from us, we are able to close loans more quickly and efficiently because all insurance policies placed through us will meet our guidelines.
Competition
      The manufactured housing finance industry is very fragmented. The market is served by both traditional and non-traditional consumer finance sources. Several of these financing sources are larger than us and have greater financial resources. In addition, some of the manufactured housing industry’s larger manufacturers maintain their own finance subsidiaries to provide financing for purchasers of their manufactured homes. Our largest competitor in the industry is Clayton Homes, Inc., through its subsidiary 21st Mortgage Corporation. Traditional financing sources such as commercial banks, savings and loans, credit unions and other consumer lenders, many of which have significantly greater resources than us and may be able to offer more attractive terms to potential customers, also provide competition in our market. Competition among industry participants can take many forms, including convenience in obtaining a loan, amount and term of the loan, customer service, marketing/distribution channels, loan origination fees and interest rates
Corporate Governance
      We have implemented the following corporate governance initiatives to address certain legal requirements promulgated under the Sarbanes-Oxley Act of 2002, as well as Nasdaq corporate governance listing standards:

•	Our board of directors determined that each of Richard H. Rogel, the Chairman of the Audit Committee, and Paul A. Halpern and James A. Williams, the other members of the Audit Committee, qualifies as an “audit committee financial expert” as such term is defined under Item 401 of Regulation S-K. Each member of the Audit Committee is “independent” as that term is defined under applicable SEC and Nasdaq rules.

•	Our board of directors adopted a Financial Code of Ethics for Senior Financial Officers, which governs the conduct of our senior financial officers. A copy of this code is available on our website at www.origenfinancial.com under the heading “Investors” and subheading “Corporate Governance” and is also available in print to any stockholder upon written request to Origen Financial, Inc., 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.

•	Our board of directors established and adopted charters for each of its Audit, Compensation and Nominating and Governance Committees. Each committee is comprised of independent directors. A copy of each of these charters is available on our website at www.origenfinancial.com under the heading “Investors” and subheading “Corporate Governance” and is also available in print to any stockholder upon written request to Origen Financial, Inc., 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.

•	Our board of directors adopted a Code of Business Conduct and Ethics, which governs business decisions made and actions taken by our directors, officers and employees. A copy of this code is available on our website at www.origenfinancial.com under the heading “Investors” and subheading “Corporate Governance” and is also available in print to any stockholder upon written request to Origen Financial, Inc., 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.

•	The Sarbanes Oxley Act of 2002 requires the establishment of procedures whereby each member of the Audit Committee of our board of directors is able to receive confidential, anonymous employee communications regarding concerns in the areas of accounting, internal controls or auditing matters. Accordingly, effective in January 2004, we established a “Whistleblower Hotline” maintained with an independent third party. Through this arrangement, each Audit Committee member has access to two-way anonymous communications with the employee/ whistleblower. There are three submission methods (voicemail, e-mail and web form). There is a message management system that provides the member an up-to-date snapshot of all incoming and outgoing communications. The Whistleblower Hotline is accessible through our website at www.origenfinancial.com.
Employees
      As of April 29, 2005, we employed 245 full time employees. None of our employees are subject to collective bargaining agreements. We believe our relations with our employees are generally good.
Legal and Administrative Proceedings
      We are not involved in any litigation other than routine litigation arising in the ordinary course of business. We are not a party to any state or federal regulatory compliance administrative proceeding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto.
      Management’s discussion and analysis of financial condition and results of operations and liquidity and capital resources contained within this prospectus is more clearly understood when read in conjunction with our historical financial statements and the historical financial statements of our predecessor, Origen Financial L.L.C., as well as the related notes. The notes to the financial statements provide information about us and Origen Financial L.L.C., as well as the basis for presentation used in this prospectus.
Overview
      On October 8, 2003, we began operations upon the completion of a private placement of $150 million of our common stock to certain institutional and accredited investors. On February 4, 2004, we completed another private placement of $10 million of our common stock to one institutional investor. In connection with and as a condition to the October 2003 private placement, we acquired all of the equity interests of Origen Financial L.L.C. We also took steps to qualify Origen Financial, Inc. as a REIT. In May 2004, we completed an initial public offering of 8,000,000 shares of our common stock at a purchase price of $8.00 per share. In June 2004, the underwriters for the public offering purchased an additional 625,900 shares by exercising their over-allotment option. Currently, most of our operations are conducted through Origen Financial L.L.C., which is our wholly-owned subsidiary. We conduct the rest of our business operations through our other wholly-owned subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that we comply with the federal income tax rules applicable to REITs.
      The historical financial statements of Origen Financial L.L.C. represent combined financial condition and results of operations. We believe that the business, financial statements and results of operations of Origen Financial L.L.C. are quantitatively different from ours. Origen Financial L.L.C.’s results of operations reflect capital constraints and corporate and business strategies which are different than ours. We also have elected to be taxed as a REIT. Accordingly, we believe the historical financial results of Origen Financial L.L.C. are not indicative of our future performance.
      On March 31, 2005, we announced that we would restate our financial statements for the year ended December 31, 2003 and for the first three quarters of 2004 to correct an interpretive error in applying accounting principles to a pool of loans acquired at a discount in October 2003. The financial statements included elsewhere in this prospectus and the following discussion reflect the restatement.
Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. On an on-going basis, we evaluate these estimates, including those related to reserves for credit losses, recourse liabilities, servicing rights and retained interests in loans sold and securitized. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under conditions different from our assumptions.
      Transfers of Financial Assets: We engage in securitizations and whole loan sales of our manufactured housing loan receivables. Securitizations may take the form of a loan sale or a financing. We structured all loan securitizations occurring prior to 2003 as loan sales and all loan securitizations in 2003 and 2004 as financings for accounting purposes. In the future, we intend to structure and account for our securitizations as financings. When a loan securitization is structured as a financing, the financed asset remains on our books along with the recorded liability that evidences the financing. Income from both the loan interest spread and the servicing fees received on the securitized loans are recorded into income as earned. An appropriate allowance for credit losses is maintained on the loans. When a loan securitization is structured as a loan sale, such as our pre-2003 transactions, any gains and losses are recognized in the consolidated statements of operations when control of the transferred financial asset is relinquished by the seller. In accordance with Statement of Financial Accounting Standards No. 140 “Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” certain assets and income are recorded based upon the difference between all principal and interest received from the loans sold and the following factors (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans. At the time of the sale these amounts are estimated based upon a declining principal balance of the underlying loans, adjusted by an estimated prepayment and loss rate, and such amounts are capitalized using a discount rate that market participants would use for similar financial instruments. These capitalized assets are recorded as retained interests in loans sold and securitized and capitalized servicing rights. We assess the carrying value of any retained interests for impairment on a monthly basis. Any subsequent changes in fair value of the retained interests are recognized in the consolidated statements of operations. The use of different pricing models or assumptions could produce different financial results. There can be no assurance that our estimates used to determine the value of retained interests and the servicing asset valuations will remain appropriate for the life of the securitization.
      Investment in Loan Receivable Portfolios: In October 2003 we acquired a portfolio of manufactured housing loans at a discount. We account for our investment in the acquired loan receivable portfolio on the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” A static pool was established for the loans which had similar attributes, based on the specific seller and timing of acquisition. We account for the static pool as a unit for the economic life of the pool (similar to one loan) for recognition of the revenue from the loan receivable portfolio, for collections applied to principal of the loan receivable portfolio and for a provision for losses or impairment. Revenue from the loan receivable portfolio is accrued based on the constant effective interest rate determined for the pool applied to the pool’s adjusted cost basis. The pool’s cost basis is increased for revenue earned and decreased for collections and impairments. The constant effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for the pool.
      We monitor and evaluate actual and projected cash flows for the loan receivable portfolio on a quarterly basis. At the conclusion of our quarterly evaluation, if the revised forecasted cash flows are in excess of the forecasted cash flows prior to evaluation, the constant effective interest rate is increased prospectively. If the revised forecasted cash flows are less than the forecasted cash flows prior to evaluation, the constant effective interest rate is reduced prospectively. If the revised forecasted cash flows are less than the remaining carrying value, the receivable portfolio is impaired and all of the remaining collections are subsequently applied against book value. An impairment charge is taken for the difference between the carrying value and the remaining revised forecasted cash flow amount. Additionally, if the amount and timing of future cash collections are not reasonably estimable, we will account for the portfolio on the cost recovery method (“Cost Recovery Portfolios”). No revenue is accreted on Cost Recovery Portfolios; all collections are first applied completely to recover the remaining cost basis of the portfolio and collections thereafter, if any, are recognized as revenue.
      Allowance for Credit Losses: Determining an appropriate allowance for credit losses involves a significant degree of estimation and judgment. The process of estimating the allowance for credit losses may result in either a specific amount representing the impairment estimate or a range of possible amounts. Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies” provides guidance on accounting for credit losses associated with pools of loans and requires the accrual of a loss when it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated. Our loan portfolio is comprised of manufactured housing loans with an average loan balance of less than $50,000. The allowance for credit losses is developed at the portfolio level and the amount of the allowance is determined by applying a probability weighting to a calculated range of losses. A lower range of probable losses is calculated by applying historical loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and greater than 90 days delinquent). An upper range of probable losses is calculated by the extrapolation of probable loan impairment based on the correlation of historical losses by vintage year of origination. Financial Accounting Standards Board Interpretation No. 14 states that a creditor should recognize the amount that is the best estimate within the estimated range of credit losses. Accordingly, our application of probability weighting to the calculated range of losses is in recognition of the fact that historical charge-off experience, without adjustment, may not be representative of current impairment of the current portfolio of loans because of changed circumstances. Such changes may relate to changes in the age of loans in the portfolio, changes in the creditor’s underwriting standards, changes in economic conditions affecting borrowers in a geographic region, or changes in the business climate in a particular industry.
      Liability for Loans Sold With Recourse: Our predecessors sold certain pre-2002 manufactured housing loans on a whole-loan basis. At the time of such loan sales, recourse liabilities were recognized pursuant to future obligations, if any, to the applicable loan purchasers under the provisions of the respective sale agreements. Under existing recourse provisions, we are required to repurchase any loan contract that goes into default, as defined in the respective loan agreement, for the life of each loan sold, at an amount equal to the outstanding principal balance and accrued interest, and refund any purchase premiums. The loan purchasers have no recourse to our other assets for failure of debtors to pay when due .
      The loan pools subject to recourse provisions are comprised of manufactured housing loans with an average loan balance of less than $50,000. The estimated recourse liability is calculated based on historical default rates and loss experience for pools of similar loans we originate and service. These loss rates are applied to each pool of loans subject to recourse provisions and the resulting estimated recourse liability represents the present value of the expected obligations under those recourse provisions. The loss rates are adjusted for economic conditions, other trends affecting borrowers’ ability to repay and estimated collateral value. The recourse liability is calculated at a portfolio level and there are no elements of the estimated recourse liability allocated to specific loans.
      Derivative Financial Instruments: We have periodically used derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to our loans receivable and anticipated sales or securitizations. We follow the provisions of Statement of Financial Accounting Standards No. 133 (“SFAS 133”),“Accounting for Derivative Instruments and Hedging Activities” (as amended by Statement of Financial Accounting Standards No. 149). Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.
      Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.
      Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.
      Stock Options: In connection with our formation, we adopted a stock option plan. We have elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees.” Effective June 15, 2005, we will begin measuring compensation cost under the provisions of Statement of Financial Accounting Standards No. 123 revised (“SFAS 123R”), “Share-Based Payment” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Under this pronouncement, all forms of share-based payments to employees, including employee stock options, are treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. The fair value of each option granted would be determined using the Cox, Ross & Rubenstein binomial option-pricing model based on assumptions related to annualized dividend yield, stock price volatility, risk free rate of return and expected average term.
      Goodwill Impairment: The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” require that recorded goodwill be tested for impairment on an annual basis. The initial and on-going estimate of our fair value is based on our assumptions and projections. Once determined, the amount is compared to our net book value to determine if a write-down in the recorded value of the goodwill is necessary.
      Loans Acquired at a Discount: During the three months ended March 31, 2005, we adopted the provisions of Statement of Position (“SOP 03-3”) Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in a purchase business combination, but does not apply to loans originated by the entity. After December 15, 2004, all loan pools that are acquired at a discount due to credit quality will be accounted for under SOP 03-3. We have determined the impact of adoption of SOP 03-3 will not have a material effect on our results from operations.
Financial Condition

March 31, 2005 Compared to March 31, 2004
      Net loans receivable outstanding increased 11.9% to $630.2 million at March 31, 2005 compared to $563.3 million at December 31, 2004. Loans receivable are comprised of installment contracts and mortgages collateralized by manufactured houses and in some instances real estate.
      New loan originations for the quarter ended March 31, 2005 increased 28.3% to $58.5 million compared to $45.6 million for the quarter ended March 31, 2004. The increase was due primarily to increased market share resulting from our focus on customer service and the use of technology to deliver our products and services. Also, on March 30, 2005 we purchased a portfolio of 431 manufactured housing loans with an outstanding principal balance of approximately $30.7 million from Residential Funding Corporation. The portfolio had a weighted average coupon rate of 7.31% and weighted average remaining term of 26.8 years.
      In October 2003 we purchased a pool of manufactured housing loans at a substantial discount to the outstanding principal balance of the underlying loans. The discount was in recognition of identified credit impairment associated with a substantial number of these loans. We account for this purchased loan pool according to guidance provided by AICPA Practice Bulletin No. 6, Amortization of Discounts on Certain Acquired Loans (“PB 6”). In transactions where the initial investment differs from the related principal balances of the underlying loans and such difference is due to credit quality, PB 6 requires a level-yield accounting treatment over the life of the loan pool. We are required to evaluate the loan pool, at least quarterly. If upon evaluation, the estimate of probable collections is increased, the amount of the discount amortized to achieve a level-yield must be adjusted accordingly and the adjustment is treated as a change in estimate in accordance with APB Opinion 20, Accounting Changes, and the amount of the periodic discount amortization is adjusted over the life of the loan pool. If, however, at any valuation date, the estimate of collections is reduced, the loan pool is considered impaired for purposes of applying the measurement provisions of FASB Statement No. 5, Accounting for Contingencies, which requires an accrual for a loss contingency, resulting in a charge against operations. The required accounting treatment may subject us to substantial variations in income recognition for this loan pool from period to period. At March 31, 2005, net book value of this pool was approximately $37.9 million. No adjustment to the carrying value of this loan pool was necessary at March 31, 2005.

      The following table sets forth the average loan balance, weighted average loan coupon and weighted average initial term of the loan receivable portfolio (dollars in thousands):

	March 31,	December 31,
	2005	2004

Principal balance loans receivable	$638,622	$572,973
Number of loans receivable	14,583	13,358
Average loan balance	$44	$43
Weighted average loan coupon(a)	9.69%	9.86%
Weighted average initial term	21 years	20 years

(a)	The weighted average loan coupon includes an imbedded servicing fee rate resulting from securitization or sale of the loan but accounted for as a financing.
      Delinquency statistics for the manufactured housing loan portfolio are as follows (dollars in thousands):

	March 31, 2005			December 31, 2004

	No. of	Principal	% of	No. of	Principal	% of
Days Delinquent	Loans	Balance	Portfolio	Loans	Balance	Portfolio

31-60	168	$6,156	1.0%	146	$5,253	0.9%
61-90	60	2,465	0.4%	80	3,014	0.5%
Greater than 90	155	6,274	1.0%	195	7,637	1.3%
      We define non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. For the quarter ended March 31, 2005 the average outstanding principal balance of non-performing loans was approximately $7.3 million compared to $6.7 million for the quarter ended March 31, 2004. However, non-performing loans as a percentage of average loan receivables decreased to 1.3% for the quarter ended March 31, 2005 compared to 1.8% for the quarter ended March 31, 2004, primarily as a result of higher average balances and improved credit quality in the loan portfolio.
      At March 31, 2005 we held 176 repossessed houses owned by us compared to 177 houses at December 31, 2004. The book value of these houses, including repossession expenses, based on the lower of cost or market value was approximately $3.5 million at March 31, 2005 compared to $3.4 million at December 31, 2004, an increase of $0.1 million or 2.9%.
      The allowance for credit losses was $5.3 million at March 31, 2005 and December 31, 2004. Despite the 11.9% increase in net loan receivable balance, the allowance for credit losses remained relatively flat due to significant improvement in delinquency rates at March 31, 2005. Loans delinquent over 60 days decreased $2.0 million or 18.7% from $10.7 million at December 31, 2004 to $8.7 million at March 31, 2005. The allowance for credit losses as a percentage of net loans receivable was approximately .83% at March 31, 2005 compared to approximately .93% at December 31, 2004. Net charge-offs were $3.0 million for the quarter ended March 31, 2005, compared to $3.3 million for the quarter ended March 31, 2004. Based on the analysis we performed related to the allowance for credit losses, we believe that our allowance for credit losses is currently adequate to cover inherent losses in our loan portfolio.
      In the past, our predecessor companies sold loans with recourse. We regularly evaluate the recourse liability for adequacy by taking into consideration factors such as changes in outstanding principal balance of the portfolios of loans sold with recourse; trends in actual and forecasted portfolio performance, including delinquency and charge-off rates; and current economic conditions that may affect a borrower’s ability to pay. If actual results differ from our estimates, we may be required to adjust our liability accordingly. There was no increase to the liability for the quarter ended March 31, 2005 or 2004. At March 31, 2005, the reserve for loan recourse liability was $5.7 million as compared to $6.6 million at December 31, 2004, a decrease of 13.6%. The remaining principal balance of all loans sold with recourse at March 31, 2005 was $49.3 million versus $51.5 million at December 31, 2004, a decrease of 4.3%.

      Our asset quality statistics for the quarter ended March 31, 2005 reflect our continued emphasis on the credit quality of our borrowers and the improved underwriting and origination practices we put into place. Continued improvement in delinquency statistics and recovery rates are expected to result in lower levels of non-performing assets and net charge-offs. Long term, lower levels of non-performing assets and net charge-offs should have a positive effect on earnings through decreases in the provision for credit losses and servicing expenses as well as increases in net interest income.

December 31, 2004 Compared to December 31, 2003
      At December 31, 2004, we held loans representing approximately $572.9 million of principal balances, which constituted over 83% of our total assets compared to $380.1 million of principal balances, which constituted over 85% of our total assets at December 31, 2003. Approximately $402.0 million of the loans on our balance sheet at December 31, 2004 were included in our February 2004 and September 2004 public securitizations, and will continue to be carried on our balance sheet because both securitization transactions were structured as financings. To the extent loans on our balance sheet are eligible on an individual basis and not already included in our securitized pools, we plan to securitize such loans and issue asset-backed bonds through periodic transactions in the asset-backed securitization market. The timing of any securitization will depend on prevailing market conditions and the availability of sufficient total loan balances to constitute an efficient transaction.
      New loan originations for the year ended December 31, 2004 increased $63.5 million, or 33.7%, to $249.7 million, compared to $188.4 million for the year ended December 31, 2003. The increase was due primarily to increased market share resulting from our focus on customer service and the use of technology to deliver our products and services. However, the impact of the damaging hurricanes throughout the Southeast during 2004 has adversely affected us as housing sales and deliveries were slowed by the storms. This had an adverse effect on our origination volume in the third and fourth quarters of 2004.
      The carrying amount of loans receivable consisted of the following at December 31 (in thousands):

	2004	2003

Manufactured housing loans	$572,973	$380,174
Accrued interest receivable	3,285	2,608
Deferred fees	(3,100)	(3,518)

	2004	2003

Discount on purchased loans	(4,575)	(7,610)
Allowance for loan loss	(5,315)	(3,614)

	$563,268	$368,040

      The following table sets forth the average individual loan balance, weighted average loan yield, and weighted average initial term at December 31 (dollars in thousands):

	2004	2003

Principal balance loans receivable	$572,973	$380,174
Number of loans receivable	13,358	9,154
Average loan balance	$43	$42
Weighted average loan yield	9.86%	10.23%
Weighted average initial term	20 years	22 years

      Delinquency statistics for the loan receivable portfolio at December 31 are as follows (dollars in thousands):

	2004			2003

	No. of	Principal	% of	No. of	Principal	% of
Days delinquent	Loans	Balance	Portfolio	Loans	Balance	Portfolio

31-60	146	$5,253	0.9%	193	$7,068	1.9%
61-90	80	3,014	0.5%	83	2,943	0.8%
Greater than 90	195	7,637	1.3%	158	6,575	1.7%
      We define non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. The average balance of non-performing loans was $6.8 million for the year ended December 31, 2004 compared to $5.4 million for the year ended December 31, 2003, an increase of $1.4 million, or 25.9%. However, non-performing loans as a percentage of average outstanding principal balance were 1.5% for the year ended December 31, 2004 compared to 2.2% for the year ended December 31, 2003.
      The improvement in our asset quality statistics for the year ended December 31, 2004 reflects our continued emphasis on the credit quality of our borrowers and the improved underwriting and origination practices we have put into place. Continued improvement in delinquency statistics and recovery rates are expected to result in lower levels of non-performing assets and net charge-offs. However, in the short term, charge-offs and delinquency statistics may increase slightly due to the effects of the severe hurricanes that hit the Southeast in 2004. Long term, lower levels of non-performing assets and net charge-offs should have a positive effect on earnings through decreases in the provision for credit losses and servicing expenses as well as increases in net interest income.
      At December 31, 2004 we held 177 repossessed houses owned by us compared to 170 houses at December 31, 2003, an increase of seven houses, or 4.1%. The book value of these houses, including repossession expenses, based on the lower of cost or market value, was approximately $3.4 million at December 31, 2004 compared to 3.7 million at December 31, 2003, a decrease of $0.3 million, or 8.1%. We also manage the repossession and disposition of houses that we service for others, and at December 31, 2004, the inventory of such houses totaled 220 compared to 405 at December 31, 2003, a decrease of 185 houses, or 45.7%. The decline in the inventory of houses from our serviced for others portfolio is largely the result of normal run-off, as the balance of loans serviced for others declined by approximately $73 million between year-end 2003 and 2004. The weighted average age in inventory of all houses, including those owned by us and those managed for others, was 136.0 days at December 31, 2004 compared to 143.8 days, at December 31, 2003.
      The allowance for loan loss increased $1.7 million, or 47.2%, to $5.3 million at December 31, 2004, from $3.6 million at December 31, 2003. The primary reason for the increase in the allowance level is the 53.1% increase in the outstanding loan receivable balance. The percentage increase in the level of our allowance compared to the percentage increase in the loan portfolio balance has been favorably impacted by the higher credit quality of our new loan originations. We measure loan quality in several ways. In addition to using TNG, our internally developed credit scoring model, we also score our loans using a widely used credit-scoring model commonly referred to as FICO®. The weighted average FICO® score for loans originated in 2004 increased to 721 compared to 719 for those loans originated in 2003, continuing the trend of improving credit quality that began with our 2002 loan originations. Aside from the credit quality of the borrower, we have further reduced the risk of loss for loans originated in years 2003 and 2004 by reducing the average loan term and lowering the average loan-to-invoice ratio (“LTI”). The percentage of loans originated with terms less than 20 years increased from 87% to 95% and the average LTI remained constant at 1.26%. Improved loan quality should continue to decrease delinquency rates, loss severity and losses going forward as the outstanding principal balances of the pre-2002 originated loans in the portfolio decreases and are replaced by the higher credit quality originations.
      Through our wholly-owned subsidiary, Origen Servicing, Inc., we provide loan servicing for manufactured housing loans that we and our predecessors have originated or purchased, and for loans originated by third parties. As of December 31, 2004 we serviced approximately $1.37 billion of loans, consisting of approximately $796.8 million of loans serviced for others and approximately $573.0 million of loans that we own. Included in the loans serviced for others are $176.8 million of loans that we or our predecessors originated and subsequently sold in two pre-2003 securitization transactions. As part of our contractual services, certain of our servicing contracts require us to advance uncollected principal and interest payments at a prescribed cut-off date each month to an appointed trustee on behalf of the investors in the loans. We are reimbursed by the trust in the event such delinquent principal and interest payments remain uncollected during the next reporting period. Also, as part of the servicing function, in order to protect the value of the housing asset underlying the loan, we are required to advance certain expenses such as taxes, insurance costs and costs related to the foreclosure or repossession process as necessary. Such expenditures are reported to the appropriate trustee for reimbursement. At December 31, 2004, we had servicing advances outstanding of approximately $9.1 million compared to $10.5 million at December 31, 2003, a decrease of 13.3%.
      As a result of the acquisition of Origen Financial L.L.C. on October 8, 2003, which was accounted for as a purchase, we recorded the net assets acquired at fair value, which resulted in recording goodwill of $32.3 million. Based upon our estimate of the fair value of Origen Financial L.L.C. at December 31, 2004, there was no impairment of the recorded value of goodwill.
      In the past, our predecessor companies sold loans with recourse. We monitor the performance of these loans and each month we perform a valuation to determine the adequacy of the reserve. For the year ended December 31, 2004 the liability was increased by $3.1 million through a charge to earnings. There was no increase to the liability for the year ended December 31, 2003. The increase to the recourse liability in 2004 is primarily due to continued performance deterioration of a pool of loans originally sold by a predecessor with full recourse in 2000. These loans, which we do not service, have a large concentration in the state of Michigan and in states impacted by the hurricanes of 2004. Michigan has experienced a difficult economy during 2004 and these difficulties have translated into unanticipated increases in late stage loan delinquencies and defaults in the recourse loan pool. Likewise, we saw similar increases in delinquencies in the hurricane affected states. The pool of loans has continued to experience actual losses in excess of that estimated at the time of sale. The principal balance of the loan pool at the date of sale was approximately $114.4 million, and as of December 31, 2004, the remaining loan principal balance is approximately $45.1 million. We regularly evaluate the recourse liability for adequacy by taking into consideration factors such as changes in outstanding principal balance of the portfolios of loans sold with recourse; trends in actual and forecasted portfolio performance, including delinquency and charge-off rates; and current economic conditions that may affect a borrower’s ability to pay. If actual results differ from our estimates, we may be required to adjust our liability accordingly. On a prospective basis, we do not expect to experience any significant increases in our recorded liability with respect to this loan pool, as the related loan balances continue to pay down and the life of the loans extend beyond the peak loss periods in their normal life cycle. At December 31, 2004, the reserve for loan recourse liability was $6.6 million as compared to $8.7 million, a decrease of 24.1%. The remaining principal balance of all loans sold with recourse at December 31, 2004 was $51.5 million versus $86.1 million at December 31, 2003, a decrease of 24.3%.
      Bonds outstanding, relating to securitized financings utilizing asset-backed structures, totaled $328.4 million at December 31, 2004. These bonds represented two securitized transactions. Origen 2004-A, issued in February 2004, had bonds outstanding of $167.9 million and Origen 2004-B, issued in September 2004, had bonds outstanding of $160.5 million. There were no bonds outstanding at December 31, 2003.
      At December 31, 2004 our total borrowings under our short-term securitization arrangement with Citigroup Global Markets Realty Corp. were $107.4 million compared to $273.4 million at December 31, 2003. We use the Citigroup facility to fund loans we originate or purchase until such time as they can be included in one of our securitization transactions. We used the proceeds of our February 2004 and September 2004 public securitizations and our May 2004 initial public offering to reduce borrowings outstanding on the Citigroup facility.
      We currently have a revolving credit facility with JPMorgan Chase Bank, N.A. (as successor by merger to Bank One, NA). Until the most recent renewal date of December 31, 2004, the terms of the facility allowed us to borrow up to $7 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon our collection of monthly payments made by borrowers on such manufactured home loans. At December 31, 2004 we had no outstanding balance on the facility compared to $4.0 million outstanding at December 31, 2003. The facility was renewed on January 14, 2005, with a borrowing limit of $5 million. The lower limit reflects our assessment of amounts likely to be utilized under the facility during its term, which expires on December 31, 2005.
      Stockholders’ equity at December 31, 2003 was approximately $142.3 million. We raised $142.2 million from our common stock offering of 15 million shares in a Rule 144A private transaction that closed on October 8, 2003, after deducting related offering costs. We earned approximately $1.5 million for the period October 8, 2003 through December 31, 2003 and declared approximately $1.5 million in distributions in December 2003. The distributions were recorded as a liability and a reduction to stockholders’ equity. The distributions were paid in January 2004. We recorded unearned stock compensation in the amount of $1.1 million relating to restricted shares granted to executive management and independent directors concurrent with the closing of our October 2003 common stock offering.
      In February 2004, we sold an additional 1 million shares, also in a Rule 144A private transaction. In May 2004, we issued 8 million shares in an initial public offering and sold an additional 625,900 shares pursuant to an underwriter’s over-allotment option. After deducting offering costs, we netted cash of $72.2 million from the February sale and the initial public offering. For the year ended December 31, 2004, we made distributions to our stockholders of approximately $8.5 million in the form of dividends. This amount differs significantly from our book and “REIT taxable net income”. The distributions are reflected as a reduction of stockholders’ equity. In the future we expect to pay dividends at an amount approximating our REIT taxable net income. Our book net income in accordance with GAAP on a consolidated basis will differ from our REIT taxable net income due to book/tax differences relating to timing of transactions and the exclusion of the results of operations of any of our taxable REIT subsidiaries. Stockholders’ equity at December 31, 2004 was approximately $203.5 million.

Results of Operations

Results of Operations for the Three Months Ended March 31, 2005 and 2004

Net Income
      Net income increased $0.7 million to $1.0 million for the three months ended March 31, 2005 compared to net income of $0.3 million for the same period in 2004. The increase is the result of an increase of $1.8 million in net interest income after loan losses and an increase of $0.4 million in non interest income offset by an increase in non interest expenses of $1.5 million as described in more detail below.

Interest Income
      Interest income increased 48.9% to approximately $13.1 million compared to approximately $8.8 million. This increase resulted primarily from an increase of $230.5 million or 57.0% in average interest earning assets from $404.7 million to $635.2 million. The increase in interest earning assets includes approximately $195.9 million in newly originated and purchased manufactured housing loans and approximately $6.7 million in asset backed securities. The weighted average net interest rate on the loan receivable portfolio decreased to 8.4% from 9.0% due to competitive conditions resulting in lower interest rates on new originations and a continuing positive change in the credit quality of the loan portfolio. Generally, higher credit quality loans will carry a lower interest rate. The weighted average net interest rate is net of any servicing fee resulting from securitization or sale of the loan but accounted for as a financing.
      Interest expense increased $2.4 million, or 80.0%, to $5.4 million from $3.0 million. The majority of our interest expense relates to interest on our loan funding facilities. Average debt outstanding on our loan funding facilities increased $153.4 million to $452.8 million compared to $299.4 million, or 51.2%. The average interest rate on total debt outstanding increased from 4.0% to 4.6%. The higher average rate for the three months ended March 31, 2005 was due primarily to the increase in the average balance of loans financed on our long term securitization facilities, which tend to have higher weighted average interest rates compared to our short term securitization facility, which is used primarily to fund new originations.
      The following table presents information relative to the average balances and interest rates of our interest earning assets and interest bearing liabilities for the three months ended March 31 (dollars in thousands):

	2005			2004

	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate

Interest earning assets:
Manufactured housing loans	$582,414	$12,222	8.39%	$386,427	$8,643	8.95%
Investment securities	38,063	869	9.13%	6,279	98	6.24%
Other	14,719	75	2.04%	11,998	29	0.97%

Total	$635,196	$13,166	8.29%	$404,704	$8,770	8.67%

Interest bearing liabilities:
Loan funding facilities	$452,819	$5,226	4.62%	$299,393	$2,985	3.99%
Repurchase agreement — investment securities	20,616	174	3.38%	4,181	19	1.82%
Notes payable — servicing advances	402	10	9.95%	1,359	15	4.42%

Total	$473,837	$5,410	4.57%	$304,933	$3,019	3.96%

Net interest income and interest rate spread		$7,756	3.72%		$5,751	4.71%

Net yield on average interest earning assets			4.88%			5.68%

      The following table sets forth the changes in net interest income attributable to changes in volume (change in average portfolio volume multiplied by prior period average rate) and changes in rates (change in weighted average interest rate multiplied by prior period average portfolio balance) for the three months ended March 31, 2005 compared to the three months ended March 31, 2004 (in thousands):

	Volume	Rate	Total

Interest earning assets:
Manufactured housing loans	$4,113	$(534)	$3,579
Investment securities	726	45	771
Other	14	32	46

Total interest income	$4,853	$(457)	$4,396

Interest bearing liabilities:
Loan funding facilities	$1,771	$470	$2,241
Repurchase agreement — investment securities	139	16	155
Notes payable — servicing advances	(24)	19	(5)

Total interest expense	$1,886	$505	$2,391

Increase in net interest income			$2,005

Non-interest Income
      Non-interest income is primarily made up of loan servicing related revenue including loan servicing fees, late charges and commissions on force placed insurance. Such revenue increased $0.4 million, or 13.8% to $3.3 million compared to $2.9 million. The average serviced loan portfolio on which servicing fees are collected increased approximately $79.6 million, or 6.1% from $1.29 billion to $1.38 billion. The increase relates primarily to fees from new loans originated that are financed on our short term securitization facility with Citigroup. The weighted average service fee rate increased slightly as our “serviced for others” portfolio, which has lower than average servicing rates, continues to pay down and as we add servicing from securitizations at higher than our average servicing portfolio rates. Also commissions and fees related to force placed insurance increased 50.0% from $0.2 million to $0.3 million.

Provision for Losses
      We maintain an allowance for credit losses to cover inherent losses that can be reasonably estimated for loan receivables held on our balance sheet. The level of the allowance is based principally on the outstanding balance of the contracts held on our balance sheet and historical loss trends.
      The provision for credit losses increased 5.3% to $2.0 million from $1.9 million. Net charge-offs against the allowance for loan loss decreased 9.0% from $3.3 million, to $3.0 million. As a percentage of average outstanding principal balance total net charge-offs on an annualized basis decreased to 2.1% compared to 3.4%. We expect net charge-offs as a percentage of average outstanding principal balance to continue to decrease in the future due to the fact that the “owned” portfolio of loans at March 31, 2005 has a larger concentration of loans originated in the years 2002 through 2005 than was the case for the owned portfolio at March 31, 2004. A change to our underwriting practices and credit scoring model in 2002 has resulted in higher credit quality of loans originated since 2002.

Non-interest Expenses
      Personnel expenses increased approximately $1.1 million, or 25.0%, to $5.5 million compared to $4.4 million. The increase is primarily the result of a $0.4 million increase in stock compensation expense related to restricted stock granted to certain officers and employees, a $0.3 million increase in annual performance bonus accrual and an increase in the number of full time equivalent employees from 258 to 263, largely related to staffing needs from our compliance efforts for Sarbanes-Oxley compliance.
      Loan origination and servicing expenses increased approximately 6.7%, to $414,000 compared to $388,000. The increase is primarily a result of an increase in custodial bank and other servicing related fees related to the general growth of the servicing portfolio as we continue to securitize our new loan originations.
      Other operating expenses, which consist of occupancy and equipment, professional fees, travel and entertainment and miscellaneous expenses increased approximately $0.3 million to $1.9 million, or approximately 18.8%, compared to $1.6 million, the details of which are discussed below.
      Occupancy and equipment, office expense and telephone expense remained relatively constant at approximately $1.0 million as we continue to recognize the cost saving benefits related to the consolidation of some of our servicing and origination functions in our Fort Worth, Texas and Southfield, Michigan offices.
      Professional fees increased approximately $271,000 or 279.4%, to $368,000 compared to $97,000. The primary reason for the increase was due to additional fees related to our year end audit and Sarbanes-Oxley compliance related costs.
      Travel and entertainment expenses increased approximately $47,000 or 17.8%, to $311,000 compared to $264,000, primarily as a result of our expanded marketing programs.
      Miscellaneous expenses increased approximately $129,000 or 37.4%, to $474,000 compared to $345,000. The increase was primarily the result of an increase of approximately $105,000 in director and officer liability insurance which was $286,000 compared to $181,000. The increase was due to our conversion to a publicly traded company following our initial public offering in May 2004.

Results of Operations for the Years Ended December 31, 2004 and December 31, 2003 (pro forma of Origen Financial Inc.)
      The following schedule is a presentation of the results of operations for the twelve months ended December 31, 2004, of Origen Financial, Inc. and a pro forma presentation of the combined results of operations, for the year 2003, of Origen Financial L.L.C. (January 1, 2003 through October 7, 2003) and Origen Financial, Inc. (October 8, 2003 through December 31, 2003). The historical results of Origen Financial L.L.C. for 2003 have been combined with those of Origen Financial, Inc. because we feel this comparison is the most meaningful since the operations were substantially the same for all of 2003 and there was no significant difference between the cost basis Origen Financial L.L.C.’s assets and their respective fair values at October 8, 2003.
      The pro forma combined results of operations for the year ended December 31, 2003 reflect a restatement of previously issued financial statements as the result of the correction of an interpretive error in applying accounting principles to a pool of loans acquired at a discount in October 2003. The effect of the correction reduced interest income by approximately $438,000 for the year ended December 31, 2003.

	2004	2003

	(In thousands)
		(Restated)
Interest Income
Total interest income	$42,479	$23,737
Total interest expense	15,020	13,826

Net interest income before loan losses	27,459	9,911
Provision for credit losses and recourse liability	10,185	5,533

Net interest income after loan losses	17,274	4,378
Non-interest income	11,184	10,237
Non-interest Expenses
Personnel	21,947	20,206
Loan origination and servicing	1,354	1,199
Write down of residual interest	25	5,084
State business taxes	312	121
Other operating	7,786	10,436

Total non-interest expense	31,424	37,046

Net loss	$(2,966)	$(22,431)

      Loan originations increased $63.5 million, or 33.7% from $188.4 million to $251.9 million. For the year 2004, chattel loans comprised approximately 97% of loans originated compared to approximately 95% for year 2003. The balance of loans originated, in each year, were land-home loans, which represent manufactured housing loans that are additionally collateralized by real estate.
      Interest income on loans increased by $16.2 million, from $23.7 million to $39.9 million, or 68.4%. This increase in interest income resulted primarily from an increase in the average outstanding balance of manufactured housing loan receivables of $214.4 million from $250.2 million to $464.6 million, or 85.7%. The increase in the average receivable balance was partially offset by a decrease in the average yield on the portfolio from 9.5% to 8.6%. The decrease in the yield on the portfolio was a result of our continued efforts to originate higher credit quality, shorter term loans. Generally, higher credit quality, shorter term loans carry a lower interest rate.
      Interest income on other interest earning assets increased from $0.03 million to $2.6 million. The increase was primarily the result of purchases during 2004 of asset-backed securities that we plan to hold for investment. Such securities are carried on our balance sheet at amortized cost, which at December 31, 2004 was $37.6 million. The securities are collateralized by manufactured housing loans and are classified as held-to-maturity. Other interest earning assets in 2003 consisted primarily of restricted cash in the form of servicing related escrow accounts.
      Interest expense increased to $15.0 million from $13.8 million, or 8.7%. Average interest-bearing liabilities increased from $237.6 million to $362.6 million. However the interest rate on interest bearing liabilities decreased from 5.8% to 4.1%. In the absence of other capital sources prior to the $150.0 million private placement of our common stock in October 2003, it was necessary to rely on high cost, short-term borrowed funds. The historically low rates on loan funding facilities accessed during 2003 were partially offset by the continued use of high cost borrowings to fund shortfalls in cash from operations through October 7, 2003. Given our improved capital position resulting from our private placement and initial public offering of common stock in May 2004 and our February 2004 and September 2004 securitizations, we anticipate that there will be no discernable need for the type of short-term, high-cost borrowings that were utilized during 2003. We expect that our improved capital position will allow us to negotiate more favorable terms on our loan warehouse facilities and other borrowings in the future.
      The following table presents information relative to the average balances and interest rates of our interest earning assets and interest bearing liabilities for the years ended December 31 (dollars in thousands):

	2004			2003

	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate

					(Restated)
Interest earning assets:
Manufactured housing loans	$464,578	$39,862	8.58%	$250,193	$23,707	9.48%
Investment securities	28,109	2,397	8.53%	—	—	—
Other	18,855	220	1.17%	3,449	30	0.87%

Total	$511,542	$42,479	8.30%	$253,642	$23,737	9.36%

Interest bearing liabilities:
Loan funding facilities	$344,502	$14,582	4.23%	$236,245	$13,770	5.83%
Repurchase agreement — investment securities	17,573	399	2.27%	—	—	—
Notes payable — servicing advances	553	39	7.05%	1,333	56	4.20%

Total	$362,628	$15,020	4.14%	$237,578	$13,826	5.82%

Net interest income and interest rate spread		$27,459	4.16%		$9,911	3.54%

Net yield on average interest earning assets			5.37%			3.91%

      The following table sets forth the changes in net interest income attributable to changes in volume (change in average portfolio volume multiplied by prior period average rate) and changes in rates (change in weighted average interest rate multiplied by prior period average portfolio balance) for the year ended December 31, 2004 compared to the year ended December 31, 2003 (in thousands):

	Volume	Rate	Total

Interest earning assets:
Manufactured housing loans	$18,395	$(2,240)	$16,155
Investment securities	2,397	—	2,397
Other	180	10	190

Total interest income	$20,972	$(2,230)	$18,742

Interest bearing liabilities:
Loan funding facilities	$4,582	$(3,770)	$812
Repurchase agreement — investment securities	399	—	399
Notes payable — servicing advances	(55)	38	(17)

Total interest expense	$4,926	$(3,732)	$1,194

Increase in net interest income			$17,548

      Monthly provisions are made to the allowance for general loan losses in order to maintain a level that is adequate to absorb inherent losses in the manufactured housing loan portfolio. The provision for credit losses increased $1.6 million, or 29.0%, from $5.5 million to $7.1 million. The increase is primarily related to the increase in the outstanding principal balance of the loan portfolio through new loan originations offset by charge-offs. However, our provision for mortgage loan losses has not increased at the same rate as our mortgage loan portfolio due to the improved credit quality and reduced charge-offs of our new originations. Delinquency rates on more recent vintage year loans have shown consistent improvement from 2003 to 2004. At December 31, 2004, 89.6% of our owned loan portfolio was originated after December 31, 2001, compared with 81.0% at December 31, 2003. This is significant because in 2002 we introduced a significantly improved internally developed credit-scoring model, TNGtm, and implemented new underwriting procedures around this model, both of which greatly improved the quality of our loan originations.
      In the fourth quarter 2004, $3.1 million was added, through a charge against earnings, to the provision for losses on loans sold with recourse. No additional provision for loan recourse losses was made in year 2003. The primary reason for the increase to the provision for losses relates to a pool of loans sold, with full recourse, by our predecessor in 2000. During the fourth quarter of 2004, this pool of loans experienced actual losses in excess of that estimated previously, largely due, in our estimation, to the difficult economy in Michigan during 2004 and the effect of the hurricanes. The loans in the pool include a significant amount of Michigan originations and the difficult Michigan economy has caused an increase in late stage delinquencies. The increased loss provision was based on an increase in the estimated cumulative life-time losses on the remaining loans in the pool and the resulting impact on the calculated present value of expected future obligations. We regularly evaluate the recourse liability for adequacy by taking into consideration factors such as changes in outstanding principal balance of the portfolios of loans sold with recourse; trends in actual and forecasted portfolio performance, including delinquency and charge-off rates; and current economic conditions that may affect a borrower’s ability to pay. When actual results differ from our estimates, we adjust our liability accordingly. The original pool balance was $114.4 million. The pool balance at December 31, 2004 was $45.1 million, which represented 39.4% of the original pool balance. On a prospective basis, we do not expect to experience any significant increases in losses on these loans, with respect to this loan pool, as the related loan balances continue to pay down and the life of the loans extend beyond the peak loss periods in their normal life cycle.
      Non-interest income for year 2004 totaled $11.2 million as compared to $10.2 million for year 2003, an increase of 9.8%. The primary components of non-interest income are fees and other income from loan servicing and insurance operations. Loan servicing fees comprised approximately 83% of non-interest income in 2004 and approximately 74% in 2003, reflecting the overall increase in the serviced loan portfolio. Servicing fees were negatively impacted, however, during 2004 due to a subordination to bond investors of the payment of our servicing fees from our 2002-A securitization transaction. In March 2004, due to greater than originally anticipated losses in the 2002-A loan pool, the over-collateralization of the 2002-A bonds fell below the contractual requirement, which triggered the subordination of our servicing fee. The regular payment of the servicing fee will be resumed in the event the contractually required over-collateralization level is attained. Our projections indicate that there will be sufficient cash available to recover all loan servicing fees due us over the life of the transaction. However, our analysis indicates that the earliest likely payment date of such fees will occur during year 2018, which is the contractual early call date for the bond issue. Accordingly, we adjusted our monthly accrual of the 2002-A servicing fee based on a net present value calculation that assumes a discount rate of 12% and a lump-sum pay-out of the servicing fees due us in June of 2018. The negative impact of this subordination of servicing fees for 2004 was a reduction in servicing fee income of approximately $500,000.
      Total non-interest expense for 2004 was $31.4 million as compared to $37.0 million for 2003. Following is a discussion of the decrease of $5.6 million, or 15.1%.
      Total personnel expenses increased $1.7 million or 8.4% from $20.2 million to $21.9 million. Salaries and commissions increased 12.4%, from $12.9 million to $14.5 million as a result of the increase during 2004 in the average number of full time employee equivalents from 252 to 265, the cost of a December 2004 reduction in force of approximately 8% of our authorized positions, and increased commissions due to increased sales. The expenses incurred in relation to the reduction in force consisted primarily of severance payments and employee relocation costs. As a consequence of the reduction in force, it was necessary to require several employees to relocate in response to changed responsibilities. The approximate cost of the reduction in force and related relocations was $500,000. The most significant increase in personnel expense in 2004 related to stock compensation expense under our Equity Incentive Plan. This non-cash expense increased from $0.1 million in 2003 to $2.1 million in 2004. The plan did not go into effect until the last quarter of 2003, following our October 2003 $150.0 million private placement of common stock. The number of shares of common stock granted under the Equity Incentive Plan increased from 182,500 to 589,500. The cost of the stock grants is being amortized over the related service periods. The increase in salaries and stock compensation expense was partially offset by a decrease in total bonus expense of $1.6 million. Of the $1.5 million of bonus expense in 2004, $300,000 related to quarterly incentive payments, primarily to non-management personnel. For 2003, approximately $1 million of the total bonus expense of $3.1 million related to such non-annual payments.
      Annual performance bonuses are paid at the discretion of the compensation committee of the board of directors. Through the first three quarters of 2004 there was no accrual for annual performance bonuses due to the fact that our actual operating results were not keeping pace with our budgeted operating results. In the fourth quarter of 2004 the compensation committee determined that the payment of an annual performance bonus was in the best interests of the company, albeit at a level significantly reduced from the prior year because targeted profit and loan origination goals were not attained. Accordingly, due to the achievement of numerous personal goals and for competitive considerations, an accrual of $1.2 million was established in the fourth quarter 2004 for the payment of annual performance bonuses for the year 2004. Such bonuses were paid in March 2005.
      Loan origination and servicing expenses increased $0.2 million, or 16.7% from $1.2 million to $1.4 million. The increase is directly related to the increase in loan originations from $188.4 million to $251.9 million and an increase in the servicing portfolio from $1.29 billion to $1.37 billion. The increase in these costs was partially mitigated by the consolidation of the majority of our origination operations in Southfield, Michigan and the consolidation and streamlining of much of our repossession operations in our Fort Worth, Texas offices in 2004.
      Securitized loan transactions completed during years 2002 and 2001 were structured as loan sales for accounting purposes. As a result, our predecessor companies recorded an asset representing residual interests in the loans at the time of sale, based on the discounted values of the projected cash flows over the expected life of the loans sold. Due to deterioration (beginning in 2002 and accelerating in 2003) in the credit performance of these sold loans as compared to the initially projected performance, it was necessary to adjust the carrying value of these residual interests by $25,000 in 2004 compared to a write down of $5.0 million in 2003. On a prospective basis, we do not expect to record any significant write-downs, as we only have residual balances remaining on our balance sheet of approximately $724,000. Since 2002, neither we nor our predecessor has structured a securitization transaction in a manner requiring gain on sale treatment , nor is it our intention to do so in the future.
      As a national loan originator and servicer of manufactured housing loans, we are required to be licensed in all states in which we conduct business. Accordingly, we are subject to taxation by the states in which we conduct business. Depending on the individual state, taxes may be based on proportioned revenue, net income, capital base or asset base. In 2004 we incurred state taxes of $312,000 as compared to $121,000 in 2003.
      Other operating expenses, which consist of occupancy and equipment, professional fees, travel and entertainment and miscellaneous expenses decreased $2.6 million, or 25.0%, from $10.4 million to $7.8 million, the details of which are discussed below.
      Occupancy and equipment, office expense and telephone expense decreased a total of approximately $0.3 million, or 6.3%, from $4.7 million to $4.4 primarily as a result of consolidating a significant amount of our loan origination functions to Southfield, Michigan in April 2003.
      Professional fees decreased $1.8 million, or 66.7%, from $2.7 million to $0.9 million. The primary reasons for the decrease related to a reduction in the use of outside professionals and consultants that were used prior to October 2003 as we attempted to raise capital, undertook certain licensing efforts, pursued several information technology initiatives and various other legal expenses. We have made a concerted effort to shift more of these functions, when feasible, to our in-house personnel.
      Miscellaneous expenses decreased approximately $0.5 million from $3.0 million to $2.5 million. The decrease was primarily the result of $1.7 million in costs associated with minority interests in 2003, offset by an increase of approximately $1.1 million in director and officer liability insurance related to our formation as a REIT in October 2003 and our conversion to a publicly traded company following our initial public offering in May 2004.

Results of Operations for the Years Ended December 31, 2003 (pro forma of Origen Financial, Inc.) and December 31, 2002 (Origen Financial L.L.C.)
      Loan originations for the twelve months ended December 31, 2003 totaled $188.4 million versus $191.3 million for the full year of 2002. For year 2003, chattel loans comprised approximately 95% of loans originated compared to approximately 92% for year 2002. The balance of the loans originated in each year were land-home loans, which represent manufactured housing loans additionally secured by real estate.
      Interest income on loans of $23.7 million was significantly greater in 2003 as compared to $10.0 million in 2002, primarily because during 2003 we utilized a combination of loan funding facilities to finance our loan portfolio on book, whereas during 2002 we sold a substantial portion of our loan portfolio in a securitized transaction, the structure of which required gain on sale treatment for accounting purposes. In March 2002, we sold approximately $135 million of our loans through a securitized structure, retaining a residual interest in such loans representing an initial retention of approximately 4%. Accordingly, we had less interest-earning assets on our books during year 2002. For the year 2003, we had average interest-earning assets of $264.0 million as compared to $93.9 million for year 2002. This was offset to a degree by lower average interest rates during 2003. Average rates for interest-earning assets during 2003 were 9.40% versus 10.67% for year 2002.
      Interest expense increased significantly during year 2003 to $13.8 million compared to $5.9 million in 2002. As operating losses were incurred during 2002 and 2003, it was necessary to rely to an increasing degree, in the absence of adequate permanent capital, on high cost, short-term borrowed funds. Average interest-bearing liabilities for year 2003 were $370.2 million, as compared to $108.5 million for 2002. Of the $370.2 million average interest-bearing liabilities for year 2003, approximately $197.8 million related to financing treatment relating to loans receivable funded by the Citigroup facility. This was a significant reason for the increased interest expense in 2003. Average interest rates on interest-bearing liabilities were lower in 2003 than in 2002. However, the historically low rates on loan funding facilities accessed during 2003 were partially offset by the continued use of high cost borrowings to fund shortfalls in cash from operations through October 7, 2003. The average rate on interest-bearing liabilities for 2003 was 4.17% as compared to 5.47% for 2002. Interest expense incurred during years 2003 and 2002 is not indicative of future interest expense.
      While the average serviced loan portfolio remained fairly constant during years 2003 and 2002 at approximately $1.3 billion, we realized an increase in loan servicing fees during year 2003. Typically, we receive servicing fees of 1.00% on loans we place in securitized transactions. During 2003, we financed our loans primarily using a short-term securitized structure, the terms of which specified a servicing fee of 1.25%, resulting in higher servicing income on a significant portion of our serviced loans.
      Provisions for credit losses and loan recourse reserves were substantially lower in year 2003 at $5.5 million as compared to $16.1 million in 2002. In 2002, due to the continued performance deterioration of a pool of loans originally sold with full recourse in year 2000, it was necessary for our predecessor company to greatly increase its provision for such recourse. The principal balance of the loan pool at the date of sale was approximately $114.4 million, and as of December 31, 2003, the remaining loan principal balance was approximately $56.5 million. These loan balances are not carried on our books, since ownership of the loans was transferred to the acquirer in a true sale transaction, albeit with 100% recourse for loans that become 90-days delinquent.
      The March 2002 securitized loan sale was accounted for using gain on sale treatment. The resulting net gain recorded in year 2002 was approximately $2.7 million. Our 2003 private securitization with Citigroup was structured as a financing.
      Other income increased substantially in year 2003 compared to 2002. Such income consists primarily of ancillary revenue relating to our loan servicing operations. This revenue is substantially derived from commissions on force-placed insurance on loans serviced and late fees retained by us as collected from delinquent borrowers.
      For 2003 total credit losses on loans we originated, including losses relating to assets securitized by us and loans sold with full or partial recourse, amounted to approximately 3.37% of the average principal balance of the related loans, compared to approximately 3.70% for 2002. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At December 31, 2003, the 30 days or greater delinquency rate on loans was 5.59%, compared to 4.13% at December 31, 2002.
      Non interest income decreased slightly from $10.4 million in 2002 to $10.2 million in 2003. Such income consists primarily of fees from loan servicing activities and insurance operations.
      Non interest expenses increased by $9.5 million in 2003. The most significant increases were in personnel costs, residual interest write downs and other operating expenses.
      Personnel costs increased $3.4 million primarily due to an increase in the average number of employees between years 2003 and 2002 and costs associated with a change of control payment to one of our executives. The October 8, 2003 common stock offering triggered a change of control provision in the employment contract of the Chief Executive Officer of Origen Financial L.L.C., which was satisfied by the payment of approximately $944,000 in stock grants and cash. At December 31, 2003, we had 262 employees. The average number of employees for the year 2003 was 252 versus 236 in 2002, an increase of 6.8%. In 2002, there were approximately $1.6 million of reorganization costs, most of which were personnel related.
      Securitized loan transactions completed during years 2002 and 2001 were structured as loan sales for accounting purposes. As a result, our predecessor companies recorded an asset representing residual interests in the loans at the time of sale, based on the discounted values of the projected cash flows over the expected life of the loans sold. Due to deterioration (beginning in 2002 and accelerating in 2003) in the credit performance of these sold loans as compared to the initially projected performance, it was necessary to adjust the carrying value of these residual interests during both years 2003 and 2002. As a result, a write-down of approximately $5 million was taken in 2003 and approximately $2.1 million was taken in 2002. On a going-forward basis, we do not expect to experience this magnitude of write-down, as we only have residual balances remaining on our balance sheet of approximately $749,000. Our 2003 private securitization with Citigroup was structured as a financing. Since 2002, neither we nor our predecessor companies have structured a securitization transaction in a manner requiring gain on sale treatment, nor is it our intention to do so in the future.
      Other operating expenses increased by almost $2.7 million in 2003 as compared to 2002. This increase was largely attributable to approximately $2.5 million related to the extensive use of outside professional services, primarily law firms, in the process of determining all state licensing requirements and the securing of such licenses, as well as professional services used in the pursuit of capital, other than that incurred for the October 2003 stock offering.
Liquidity and Capital Resources
      We require capital to fund our loan originations, acquire manufactured housing loans originated by third parties and expand our loan servicing operations. At March 31, 2005 we had approximately $5.6 million in available cash and cash equivalents. As a REIT, we are required to distribute at least 90% of our REIT taxable income (as defined in the Internal Revenue Code) to our stockholders on an annual basis. Therefore, as a general matter, it is unlikely we will have any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met from cash provided from operations and external sources of capital. Historically, we have satisfied our liquidity needs through cash generated from operations, sales of our common and preferred stock, borrowings on our credit facilities and loan sales and securitizations.
      Cash used in operating activities during the quarter ended March 31, 2005, totaled $69.5 million versus $50.5 million for the quarter ended March 31, 2004. Cash used to originate and purchase loans increased 48.9%, or $28.9 million, to $88.0 million for the quarter ended March 31, 2005 compared to $59.1 million for the quarter ended March 31, 2004. The increase is the result of increased origination volume and the purchase of approximately $30.7 million in principal balance of manufactured housing loans in March 2005. Principal collections on manufactured housing loans receivable totaled $16.3 million for the quarter ended March 31, 2005 as compared to $11.4 million for the quarter ended March 31, 2004 an increase of $4.9 million, or 43.0%. The increase in collections is primarily related to the increase in the average outstanding loan portfolio balance, which was $582.4 million for the quarter ended March 31, 2005 compared to $386.4 million for the quarter ended March 31, 2004 in addition to improved credit quality and decreased delinquency as a percentage of outstanding loan receivable balance.
      Cash used in investing activities was $0.7 million in the quarter ended March 31, 2005 versus $29.1 million for the quarter ended March 31, 2004. The primary reason for this decrease was the purchase of approximately $32.0 million in securitization bonds in the quarter ended March 31, 2004 compared to the purchase of approximately $4.1 million of securitization bonds in the quarter ended March 31, 2005. The bonds were purchased at a discount to par of approximately 2.0% in the quarter ended March 31, 2005 compared to a discount to par of 18.7% in the quarter ended March 31, 2004.
      The primary source of cash during the quarter ended March 31, 2005 was approximately $65.5 million in net proceeds from notes payable used to finance loan receivables. This is compared to $55.0 million in net proceeds from notes payable used to finance loan receivables, $23.5 million from a repurchase agreement to finance the purchase of the securitization bonds and approximately $9.6 million from the issuance of 1,000,000 million shares of our common stock, in the quarter ended March 31, 2004.
      On May 12, 2005, we completed a securitized financing transaction for approximately $190.0 million of loans, which was funded by issuing bonds in the approximate amount of $165.3 million, at a duration weighted average interest cost of 5.30%. We structured the transaction to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands.

      We currently have a short term securitization facility used for warehouse financing with Citigroup Global Markets Realty Corp. (“Citigroup”) (formerly Salomon Brothers Realty Corporation). Under the terms of the agreement we pledge loans as collateral and in turn are advanced funds. The facility has a maximum advance amount of $200 million, an advance rate equal to 85% of the unpaid principal balance of the pool of loans pledged and an annual interest rate equal to LIBOR plus a spread. The facility also includes a $15 million supplemental advance amount that is collateralized by our residual interests in the 2004-A and 2004-B securitizations. The facility matures on March 23, 2006. At March 31, 2005 the outstanding balance on the facility was approximately $183.7 million.
      We currently have three separate repurchase agreements with Citigroup for the purpose of financing the purchase of investments in three asset backed securities with principal balances at March 31, 2005 of $32.0 million, $3.1 million and $3.7 million, respectively. Under the terms of the agreements we sell our interest in the securities with an agreement to repurchase the interests at a predetermined future date at the principal amount sold plus an interest component. The securities were financed at an amount equal to 75% of the current market value as determined by Citigroup. At March 31, 2005 the repurchase agreements had outstanding principal balances of approximately $18.1 million, $1.8 million and $2.2 million, respectively. Typically the repurchase agreements are rolled over for 30 day periods when they expire. Annual interest rates on the agreements are equal to LIBOR plus a spread.
      We currently have a revolving credit facility with JPMorgan Chase Bank, N.A. (as successor by merger to Bank One, NA). Under the terms of the facility we can borrow up to $5 million for the purpose of funding required principal and interest advances on manufactured housing loans that are serviced for outside investors. Borrowings under the facility are repaid upon our collection of monthly payments made by borrowers. The outstanding balance under the facility accrues interest at the bank’s prime rate. To secure the loan, we have granted the bank a security interest in substantially all of our assets excluding securitized loans. The expiration date of the facility is December 31, 2005. At March 31, 2005 the outstanding balance on the facility was approximately $2.0 million.
      In addition to borrowings under our credit facilities, we have fixed contractual obligations under various lease agreements. Our contractual obligations were comprised of the following as of December 31, 2004:

		Less than	1-3	4-5
	Total	1 Year	Years	Years	Thereafter

Notes payable —
Citigroup(1)	$107,373	$83,279	$24,094	$—	$—
Notes payable — 2004 — A securitization(2)	167,887	3,173	11,623	9,887	143,204
Notes payable — 2004 — B securitization(3)	160,501	3,033	11,111	9,452	136,905
Repurchase agreement(4)	20,153	20,153	—	—	—
Operating leases	5,421	1,004	2,801	948	668

Total Contractual Obligations	$461,335	$110,642	$49,629	$20,287	$280,777

(1)	Origen Financial L.L.C. and Origen Securitization Company, LLC, one of our special purpose entity subsidiaries, are borrowers under the short-term securitization facility with Citigroup.

(2)	Origen Financial L.L.C. through a special purpose entity, Origen Manufactured Housing Trust 2004-A, is the issuer of the notes payable under the 2004 — A securitization.

(3)	Origen Financial L.L.C. through a special purpose entity, Origen Manufactured Housing Trust 2004-B, is the issuer of the notes payable under the 2004 — B securitization.

(4)	Origen Financial L.L.C. is the borrower under the Citigroup repurchase agreement.

      Cash generated from operations and borrowings under our Citigroup facility should enable us to meet our liquidity needs through the end of 2005, depending on market conditions which may affect loan origination volume, loan purchase opportunities and the availability of securitizations. Thereafter, or earlier if adverse market conditions require or if loan purchase opportunities become available, we may be required to seek additional funds through additional credit facilities or additional sales of our common or preferred stock to satisfy our short-term liquidity needs.
      Our long-term liquidity and capital requirements consist primarily of funds necessary to originate and hold manufactured housing loans, acquire and hold manufactured housing loans originated by third parties and expand our loan servicing operations. We expect to meet our long-term liquidity requirements through cash generated from operations, but we will require external sources of capital, including sales of shares of our common and preferred stock and third-party borrowings. We intend to continue to access the asset-backed securities market for the long-term financing of our loans in order to match the interest rate risk between our loans and the related long-term funding source. Our ability to meet our long-term liquidity needs depends on numerous factors, many of which are outside of our control. These factors include general market interest rate levels, the shape of the yield curve and spreads between rates on U.S. Treasury obligations and securitized bonds, all of which affect investors’ demand for securitized debt.
      The risks associated with the manufactured housing business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, repossessions, foreclosures and losses generally increase during economic slowdowns or recessions. For our finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured houses may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, repossessions, foreclosures, losses or increased costs would adversely affect our financial condition and results of operations.
      These same risks also affect our ability to securitize loans. Continued access to the securitization market is very important to our business. Numerous factors affect our ability to complete a successful securitization, including factors beyond our control. These include general market interest rate levels, the shape of the yield curve and spreads between rates on U.S. Treasury obligations and securitized bonds, all of which affect investors’ demand for securitized debt. When these factors are unfavorable our ability to successfully complete securitization transactions is impeded and our liquidity and capital resources are affected negatively. There can be no assurance that current favorable conditions will continue or that unfavorable conditions will not return.
Quantitative and Qualitative Disclosure about Market Risk
      Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments. We are not currently subject to foreign currency exchange rate risk or commodity price risk.

For the Three Months Ended March 31, 2005
      Our variable rate debt, under which we paid interest at various LIBOR rates plus a spread totaled $207.9 million and $160.5 million at March 31, 2005 and March 31, 2004, respectively. If LIBOR increased or decreased by 1.0% during the three months ended March 31, 2005 and 2004, we believe our interest expense would have increased or decreased by approximately $0.4 million and $53,500, respectively, based on the $149.4 million and $213.9 million average balance outstanding under our variable rate debt facilities for the three months ended March 31, 2005 and March 31, 2004, respectively. For the three months ended March 31, 2004, the increase or decrease in interest expense related to an increase or decrease in LIBOR was mitigated somewhat because our average variable rate debt outstanding was hedged for portions of the period through the use of interest rate swap agreements thus minimizing the effect of changes in the benchmark LIBOR rate. We had no variable rate interest earning assets outstanding during the three months ended March 31, 2005 and 2004.

      The following table shows the contractual maturity dates of our assets and liabilities at March 31, 2005. For each maturity category in the table the difference between interest-earning assets and interest-bearing liabilities reflects an imbalance between repricing opportunities for the two sides of the balance sheet. The consequences of a negative cumulative gap at the end of one year suggests that, if interest rates were to rise, liability costs would increase more quickly than asset yields, placing negative pressure on earnings (dollars in thousands).

	Maturity

	0 to 3	4 to 12	1 to 5	Over 5
	Months	Months	Years	Years	Total

ASSETS
Cash and equivalents	$5,598	$—	$—	$—	$5,598
Restricted cash	10,653	—	—	—	10,653
Loans receivable, net	3,013	9,489	84,279	533,463	630,244
Investments	—	—	—	40,772	40,772
Furniture, fixtures and equipment, net	217	680	1,823	—	2,720
Goodwill	—	—	—	32,277	32,277
Other assets	11,641	9,174	6,847	2,633	30,295

Total assets	$31,122	$19,343	$92,949	$609,145	$752,559

LIABILITIES AND STOCKHOLDERS’ EQUITY
Warehouse financing	$868	$182,871	$—	$—	$183,739
Securitization financing	1,491	4,588	40,511	268,925	315,515
Repurchase agreements	22,141	—	—	—	22,141
Notes payable — servicing advances	1,977	—	—	—	1,977
Recourse liability	334	863	2,937	1,531	5,665
Other liabilities	16,831	318	—	812	17,961

Total liabilities	43,642	188,640	43,448	271,268	546,998

Preferred stock	—	—	—	125	125
Common stock	—	—	—	252	252
Paid-in-capital	—	—	—	219,121	219,121
Accumulated other comprehensive loss	(2)	(5)	(36)	(327)	(370)
Unearned stock compensation	(581)	(1,268)	(282)	—	(2,131)
Retained deficit	—	—	—	(11,436)	(11,436)

Total stockholders’ equity	(583)	(1,273)	(318)	207,735	205,561

Total liabilities and stockholders’ equity	$43,059	$187,367	$43,130	$479,003	$752,559

Interest sensitivity gap	$(11,937)	$(168,024)	$49,819	$130,142
Interest sensitivity gap	$(11,937)	$(179,961)	$(130,142)	—
Cumulative interest sensitivity gap to total interest earning assets	(1.59)%	(23.91)%	(17.29)%	—
      We believe the negative effect of a rise in interest rates is reduced by the anticipated securitization of our loans receivable and our use of forward interest rate locks, which fixes our cost of funds associated with the loans over the lives of such loans.
      In March 2005, we entered into a forward starting interest rate swap for the purpose of locking in the benchmark interest rate on our securitization transaction completed in May 2005. On the start date of the swap we began paying a fixed rate of 4.44% and receiving a floating rate of 2.69% on a notional balance of

$132.9 million, which would approximate 90% of the expected balance of the bonds to be sold in the securitization transaction. A rise in rates during the interim period would increase our borrowing cost in the securitization, but the increase would be offset by the increased value in the right to pay a lower fixed rate during the term of the securitized deal making the hedge highly effective. On May 3, 2005, the hedge was terminated. Because interest rates had fallen slightly during the interim period the cost to terminate the swap was approximately $0.4 million. This cost will be amortized over the expected life of the securitization transaction.
      The following table shows our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ fair values at March 31, 2005 (dollars in thousands):

	Contractual Maturity

	2005	2006	2007	2008	2009	Thereafter	Total

Interest sensitive assets
Loans receivable	$10,333	$13,549	$14,922	$16,433	$18,098	$556,909	$630,244
Average interest rate	9.69%	9.69%	9.69%	9.69%	9.69%	9.69%	9.69%
Interest bearing deposits	15,972	—	—	—	—	—	15,972
Average interest rate	1.54%	—	—	—	—	—	1.54%
Loan sale proceeds receivable	318	360	299	249	207	461	1,894
Average interest rate	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Investments	—	—	—	—	—	40,772	40,772
Average interest rate	—	—	—	—	—	7.93%	7.93%
Residual interest	—	—	—	—	—	724	724
Average interest rate	—	—	—	—	—	15.00%	15.00%

Total interest sensitive assets	$26,623	$13,909	$15,221	$16,682	$18,305	$598,866	$689,606

Interest sensitive liabilities
Warehouse financing	$2,605	$181,134	$—	$—	$—	$—	$183,739
Average interest rate	4.00%	4.00%	—	—	—	—	4.00%
Securitization financing	4,472	6,425	7,087	7,820	8,625	281,086	315,515
Average interest rate	4.51%	4.51%	4.51%	4.51%	4.51%	4.51%	4.51%
Repurchase agreements	22,141	—	—	—	—	—	22,141
Average interest rate	3.31%	—	—	—	—	—	3.31%
Note payable — servicing advance	1,977	—	—	—	—	—	1,977
Average interest rate	4.50%	—	—	—	—	—	4.50%
Recourse liability	863	901	697	548	435	1,886	5,330
Average interest rate	10.41%	10.41%	10.41%	10.41%	10.41%	10.41%	10.41%

Total interest sensitive liabilities	$32,058	$188,460	$7,784	$8,368	$9,060	$282,972	$528,702

For the Year Ended December 31, 2004
      The average outstanding balance of our variable rate debt, under which we paid interest at various LIBOR rates plus a spread, totaled $127.5 million and $157.2 million at December 31, 2004 and 2003, respectively. If LIBOR increased or decreased by 1.0% during the years ended December 31, 2004 and 2003, we believe our interest expense would have increased or decreased by approximately $1.2 million and $0.4 million, respectively, based on the $127.5 million and $157.2 million average balance outstanding under our variable rate debt facilities for the years ended December 31, 2004 and 2003, respectively. The increase or decrease in interest expense related to an increase or decrease in LIBOR is mitigated somewhat because our average variable rate debt outstanding for the years ended December 31, 2004 and 2003, was hedged for portions of the periods through the use of interest rate swap agreements thus minimizing the effect of changes in the benchmark LIBOR rate. We had no variable rate interest earning assets outstanding during the years ended December 31, 2004 or 2003.

      The following table shows the contractual maturity dates of our assets and liabilities at December 31, 2004. For each maturity category in the table the difference between interest-earning assets and interest-bearing liabilities reflects an imbalance between re-pricing opportunities for the two sides of the balance sheet. The consequences of a negative cumulative gap at the end of one year suggests that, if interest rates were to rise, liability costs would increase more quickly than asset yields, placing negative pressure on earnings (dollars in thousands).

	Maturity

	0 to 3	4 to 12	1 to 5	Over 5
	Months	Months	Years	Years	Total

ASSETS
Cash and equivalents	$9,293	$—	$—	$—	$9,293
Restricted cash	9,222	—	—	—	9,222
Loans receivable, net	2,565	8,083	72,162	480,458	563,268
Investments	—	—	—	37,622	37,622
Furniture, fixtures and equipment, net	186	584	1,566	—	2,336
Goodwill	—	—	—	32,277	32,277
Other assets	10,962	8,639	6,448	2,480	28,529

Total assets	$32,228	$17,306	$80,176	$552,837	$682,547

LIABILITIES AND STOCKHOLDERS’ EQUITY
Warehouse financing	$83,279	$464	$23,630	$—	$107,373
Securitization financing	1,552	4,655	41,117	281,064	328,388
Repurchase agreements	20,153	—	—	—	20,153
Recourse liability	389	1,006	3,423	1,785	6,603
Other liabilities	15,535	293	—	736	16,564

Total liabilities	120,908	6,418	68,170	283,585	479,081

Preferred stock	—	—	—	125	125
Common stock	—	—	—	252	252
Paid-in-capital	—	—	—	210,639	210,639
Accumulated other comprehensive loss	(9)	(26)	(226)	(1,546)	(1,807)
Unearned stock compensation	(660)	(1,426)	(704)	—	(2,790)

Retained earnings (deficit)	—	—	—	(2,953)	(2,953)
Total stockholders’ equity	(669)	(1,452)	(930)	206,517	203,466

Total liabilities and stockholders’ equity	$120,239	$4,966	$67,240	$490,102	$682,547

Interest sensitivity gap	$(88,011)	$12,340	$12,936	$62,735
Interest sensitivity gap	$(88,011)	$(75,671)	$(62,735)	—
Cumulative interest sensitivity gap to total interest earning assets	(273.09)%	(437.25)%	(78.25)%	—
      We believe the negative effect of a rise in interest rates is reduced by the anticipated securitization of our loans receivable which fixes our cost of funds associated with the loans over the lives of such loans.
      In conjunction with the loan funding facility with Citigroup, we entered into six interest rate swap agreements in an effort to manage interest rate risk on our floating rate notes payable. The interest rate swaps expired on April 12, 2004. The interest rate swaps were structured to be hedges against changes in the benchmark interest rate (LIBOR) of the floating rate notes. We designated the swaps as hedges for accounting purposes. The hedges were highly effective and had a minimal impact on the results of operations.

      In August 2004, we entered into a forward starting interest rate swap for the purpose of locking in the benchmark interest rate on our securitization transaction completed in September 2004. On the start date of the swap we began paying a fixed rate of 4.15% and receiving a floating rate of 1.65% on a notional balance of $170.0 million, which approximated the expected balance of the bonds to be sold in the securitization transaction. A rise in rates during the interim period would increase our borrowing cost in the securitization, but the increase would be offset by the increased value in the right to pay a lower fixed rate during the term of the securitized deal making the hedge highly effective. Upon closing of the securitization transaction on September 29, 2004, the hedge was terminated. Because interest rates had fallen during the interim period the cost to terminate the swap was approximately $1.9 million. This cost will be amortized over the expected life of the securitization transaction.
      In March 2005, we entered into a forward starting interest rate swap for the purpose of locking in the benchmark interest rate on a portion of our securitization transaction that was completed in May 2005. On the start date of the swap we began paying a fixed rate of 4.44% and receiving a floating rate equal to the one month LIBOR rate on a beginning notional balance of $132.9 million. A rise in rates during the interim period would increase our borrowing cost in the securitization, but the increase would be offset by the increased value in the right to pay a lower fixed rate during the term of the securitized deal making the hedge highly effective.
      The following table shows our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ fair values at December 31, 2004, (dollars in thousands):

	Contractual Maturity

						There-
	2005	2006	2007	2008	2009	after	Total

Interest sensitive assets
Loans receivable	$10,648	$11,746	$12,958	$14,294	$15,768	$497,854	$563,268
Average interest rate	9.86%	9.86%	9.86%	9.86%	9.86%	9.86%	9.86%
Interest bearing deposits	16,406	—	—	—	—	—	16,406
Average interest rate	1.16%	—	—	—	—	—	1.16%
Loan sale proceeds receivable	445	368	306	255	212	471	2,057
Average interest rate	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Investments	—	—	—	—	—	37,622	37,622
Average interest rate	—	—	—	—	—	7.91%	7.91%
Residual interest	—	—	—	—	—	724	724
Average interest rate	—	—	—	—	—	15.00%	15.00%

Total interest sensitive assets	$27,499	$12,114	$13,264	$14,549	$15,980	$536,671	$620,077

Interest sensitive liabilities
Warehouse financing	$83,279	$24,094	$—	$—	$—	$—	$107,373
Average interest rate	3.59%	3.64%	—	—	—	—	3.60%
Securitization financing	6,207	6,847	7,553	8,334	9,192	290,255	328,388
Average interest rate	4.43%	4.43%	4.43%	4.43%	4.43%	4.43%	4.43%
Repurchase agreements	20,153	—	—	—	—	—	20,153
Average interest rate	3.17%	—	—	—	—	—	3.17%
Recourse liability	1,395	1,050	813	639	507	2,198	6,602
Average interest rate	10.43%	10.43%	10.43%	10.43%	10.43%	10.43%	10.43%

Total interest sensitive liabilities	$111,034	$31,991	$8,366	$8,973	$9,699	$292,453	$462,516

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Our Formation
      In connection with our formation and our October 2003 private placement, we entered into a contribution agreement pursuant to which we acquired all of the interests of Origen Financial L.L.C., from certain of our founders, including an affiliate of Sun Communities, Bingham, Woodward Holding, LLC, and Shiffman Family, LLC. These founders, severally, and not jointly, made representations and warranties to us regarding their:

•	organization and good standing;

•	non-violation of any other agreements;

•	authority to enter into and perform their obligations under the contribution agreement;

•	ownership of clear title to the membership interests contributed; and

•	non-payment of a brokerage or finder’s fee.
      Bingham, alone, made a representation and warranty that its board of directors approved the transaction.
      None of the founders received any monetary consideration, nor did they receive any shares of our common stock, in exchange for their respective interests in Origen Financial L.L.C. Under the terms of the contribution agreement, no party is entitled to make any claim against any other party for indemnification arising from any breach of the contribution agreement. The contribution agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.
Our Structure
      At formation, our founders, consisting of an affiliate of Sun Communities, Bingham, Woodward Holding, LLC and Shiffman Family, LLC, contributed their respective membership interests and warrants to purchase membership interests in Origen Financial L.L.C. to us. None of the founders received any monetary consideration or shares of our common stock in exchange for their contributed membership interests and warrants in Origen Financial L.L.C. The charts below illustrate our formation transactions (including our October 2003 and February 2004 private placements and our January 2004 sale of preferred stock) and our current structure. For more information regarding these charts, see Note B to Origen Financial, Inc.’s consolidated financial statements for the year ended December 31, 2004 and period ended December 31, 2003 included elsewhere in this prospectus.

Our Formation Transaction

*	Origen Financial L.L.C. owned 100% of the common equity interests of all of its subsidiaries
Our Current Structure
Other Relationships
      Gary A. Shiffman, one of our directors, is the Chairman of the Board, President and Chief Executive Officer of Sun Communities. Sun Communities owns approximately 20% of the outstanding shares of our common stock. Mr. Shiffman beneficially owns approximately 20% of the outstanding shares of our common stock, which amount includes his deemed beneficial ownership of the stock owned by Sun Communities. Mr. Shiffman and his affiliates beneficially own approximately 9% of the outstanding common stock of Sun Communities. He is the President of Sun Home Services, Inc. (“Sun Home Services”), of which Sun Communities is the sole beneficial owner.
      Origen Servicing, Inc., a wholly owned subsidiary of Origen Financial L.L.C., services approximately $16.0 million (including approximately $3.9 million transferred from another servicer in December 2004) in manufactured home loans for Sun Home Services as of December 31, 2004. Sun Home Services pays Origen Servicing, Inc. an annual servicing fee of 1.25% of the outstanding principal balance of the loans. The total servicing fees paid by Sun Home Services in 2004 were approximately $172,000.
      In addition, Sun Communities has agreed to provide us certain concessions on manufactured houses we repossess in its communities. These concessions include marketing and refurbishing assistance, rent abatement during the first 12 months the repossessed house is for sale and commission abatement with respect to repossessed manufactured houses sold under the program. The fair value of these abatements amounted to approximately $85,000 in 2004. This program allows us to further enhance recoveries on repossessed houses and allows Sun Communities to retain houses for resale in its communities.
      In February 2004 Origen Financial L.L.C. purchased approximately $12.3 million in principal balance of manufactured housing loans from Sun Home Services, for an amount equal to approximately 99.3% of the unpaid principal balance.
      We lease our executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21% interest. Ronald A. Klein, our Chief Executive Officer, beneficially owns an approximate 1% interest in the landlord entity. William M. Davidson, the sole member of Woodward Holding, LLC, which owns approximately 7% of our common stock, beneficially owns an approximate 25% interest in the landlord entity. The lease, which terminates on March 31, 2008, provides for monthly rent of approximately $32,000. Under the terms of a renewal option, if no event of default exists and no default existed within a period of one year prior to notification of our intent to renew, we have the right to extend the initial term of the base for two three-year terms. The base rent for the option terms will be calculated at 95% of the then prevailing market rates for comparable renewal space, but in any event not less than the base rate payable at the end of the current term of the lease.

MANAGEMENT
Directors and Executive Officers

Name	Position

Paul A. Halpern	Chairman of the Board of Directors
Ronald A. Klein	Chief Executive Officer and Director
Richard H. Rogel	Director
Gary A. Shiffman	Director
Michael J. Wechsler	Director
James A. Williams	Director
J. Peter Scherer	Head of Operations and President
W. Anderson Geater, Jr	Chief Financial Officer and Secretary
Mark W. Landschulz	Executive Vice President, Portfolio Management
O. Douglas Burdett	Executive Vice President, Manager of Loan Servicing
Paul J. Galaspie	Senior Vice President and Chief Information Officer
David M. Rand	Senior Vice President, Marketing and Strategic Development
Benton E. Sergi	Senior Vice President, Operations
      Paul A. Halpern. Mr. Halpern, 52, has been our Chairman of the Board since August 2003. He is a member of the Audit Committee and the Nominating and Governance Committee and an alternate member of the Executive Committee. Prior to co-founding Origen Financial, Inc., Mr. Halpern was a manager of Origen Financial L.L.C. from January 2002 until December 2003. Mr. Halpern is currently the manager of Woodward Holding, LLC. Mr. Halpern has also served as Vice President of Operations of Guardian Energy Management Corp., an oil and gas exploration and production company, which is a subsidiary of Guardian Industries Corp., a glass manufacturing corporation, since 1990. In addition, Mr. Halpern has served as Associate Tax Counsel of Guardian Industries Corp. since 1988. From 1979 through 1988, Mr. Halpern was employed in various capacities by both McDermott Incorporated and McDermott International, Inc. (collectively, “McDermott”), with his last position as Tax Director for McDermott Incorporated. Before joining McDermott, Mr. Halpern worked in the tax department of the public accounting firm of Alexander Grant & Company.
      Ronald A. Klein. Mr. Klein, 47, has served as our Chief Executive Officer since August 2003. He is a member of the Executive Committee. Prior to co-founding Origen Financial, Inc., Mr. Klein joined Origen Financial L.L.C.’s predecessor in February 1999 and currently serves as Origen Financial L.L.C.’s sole manager and its Chief Executive Officer. Since 1999, Mr. Klein has served as a director and as Chief Executive Officer and President of Bingham. In addition, he has served as the Managing Director of Equity Growth L.L.C., a private real estate investment company since 1994. From 1990 to 1994, Mr. Klein served as Executive Vice President of Alaron Inc., an international distributor of consumer electronics. Prior to joining Alaron Inc., Mr. Klein was a member of the Chicago Board Options Exchange since 1985. Mr. Klein has also served as the Managing Director of a financial derivatives trading firm and, before 1985, he was in the private practice of law.
      Richard H. Rogel. Mr. Rogel, 56, has been one of our directors since August 2003. He is the Chairman of the Audit Committee and a member of the Compensation Committee and the Executive Committee. Mr. Rogel has been a director of CoolSavings, Inc., a publicly-traded online direct marketing and media company, since 1996, has served as its Chairman of the Board since July 2001 and served as the Chairman of its audit committee from 1998 to 2004. In 1982, Mr. Rogel founded Preferred Provider Organization of Michigan, Inc., a preferred provider organization, and served as its Chairman from its inception until it was sold in 1997. Mr. Rogel is the President of the University of Michigan Alumni Association, chairs the University of Michigan’s Business School Development Advisory Board and serves on other boards of the University.

      Gary A. Shiffman. Mr. Shiffman, 51, has been one of our directors since August 2003. Prior to co-founding Origen Financial, Inc. Mr. Shiffman was also a manager of Origen Financial L.L.C. since its formation in 2001 until December 2003. Mr. Shiffman has served as Chief Executive Officer and as a director of Sun Communities, Inc. since 1994, and as Chairman of the Board and President of Sun Communities since March 2000.
      Michael J. Wechsler. Mr. Wechsler, 65, has been one of our directors since August 2003. He is a member of the Compensation Committee and the Nominating and Governance Committee and an alternate member of the Executive Committee. Mr. Wechsler has served as Executive Vice President, Credit of CharterMac since October 2003. CharterMac is a publicly-traded real estate financial services company. Mr. Wechsler served as Chief Operating Officer of the Related Companies, L.P. from 1987 until 1997 and as Chief Credit Officer of Related from 1997 until 2003. The Related Companies, L.P. is a major developer of multifamily affordable housing nationwide, one of the largest owners of multi-family dwellings in the country and a leading syndicator of residential real estate financed with Low Income Housing Tax Credits in the United States. Prior to joining the Related Companies, L.P., he held various positions in the Real Estate Division of Chemical Bank for over twenty years. His last position was as Senior Vice President and Managing Director, with overall responsibility for the Real Estate Division’s administration and lending activities in twenty-five states and New York City.
      James A. Williams. Mr. Williams, 63, has been one of our directors since August 2003. He is the Chairman of the Compensation Committee and a member of the Audit Committee, the Executive Committee and the Nominating and Governance Committee. From 2001 until it was acquired in October 2003, Mr. Williams served as a director of Chateau Communities, Inc., a publicly-traded equity real estate investment trust and an owner/manager of manufactured home communities. Mr. Williams has been a director of Standard Federal Bank and LaSalle Bank Corporation since 2001 and has served on LaSalle’s audit committee since 2001. Mr. Williams has been a partner with Williams, Williams, Ruby & Plunkett, P.C., a Michigan-based law firm, since he founded the firm in 1972. He also currently serves as Managing General Partner of Jamison Management Company, which operates manufactured housing developments. Mr. Williams is the chairman of the Henry Ford Hospital of West Bloomfield, Michigan, and former chairman of the Michigan National Corporation.
      J. Peter Scherer. Mr. Scherer, 55, has served as our President and Head of Operations since August 2003. Prior to co-founding Origen Financial, Inc., Mr. Scherer joined Origen Financial L.L.C.’s predecessor in December 1999 and currently serves as President and Head of Operations of Origen Financial L.L.C. Since October 1999, Mr. Scherer has served as Chief Operating Officer of Bingham Financial Services Corporation. From 1984 through 1998, Mr. Scherer served in various capacities at The Taubman Company, including most recently as Senior Vice President and chairman of the asset management group. From 1976 to 1980 and from 1980 to 1984, he was an attorney with American Motors Corporation and Volkswagen of America, Inc., respectively. Prior to joining American Motors Corporation, Mr. Scherer was engaged in the private practice of law.
      W. Anderson Geater, Jr. Mr. Geater, 56, has served as our Chief Financial Officer since August 2003 and as our Secretary since January 2004. Prior to co-founding Origen Financial, Inc., Mr. Geater joined Origen Financial L.L.C.’s predecessor in April 2000 and currently serves as Chief Financial Officer of Origen Financial L.L.C. Since April 2000, Mr. Geater has served as Chief Financial Officer and Treasurer of Bingham Financial Services Corporation. From April 1994 through April 2000, Mr. Geater served as Chief Financial Officer and Chief Administrative Officer of Univest Financial Services Holdings, LLC and Central Park Capital, LLC. He also served as Chief Operating Officer of First Mortgage Strategies Group, Inc. from 1991 to 1993, and as Director of Financial Services for Pannell Kerr Forster, a public accounting firm from 1990 to 1991. From 1975 to 1990, Mr. Geater served as Executive Vice President and Chief Financial Officer of Leader Federal Bank for Savings. Prior to joining Leader Federal Bank for Savings, Mr. Geater was an audit supervisor with the public accounting firm of KPMG Peat Marwick.
      Mark W. Landschulz. Mr. Landschulz, 40, has served as our Executive Vice President of Portfolio Management since August 2003. Prior to co-founding Origen Financial, Inc., Mr. Landschulz joined Origen

Financial L.L.C.’s predecessor in February 2000, and currently serves as Executive Vice President of Portfolio Management of Origen Financial, L.L.C. Prior to serving as Executive Vice President, Mr. Landschulz was the Chief Financial Officer of Origen Financial L.L.C. From 1997 to 2000, Mr. Landschulz was the founding principal of Landworks Enterprises, a private consulting practice. Prior to founding Landworks Enterprises, Mr. Landschulz served as Senior Vice President for Knutson Mortgage Corporation from April 1996 to December 1996. From February 1990 to April 1996, Mr. Landschulz served as a director and Vice President of GE Capital Mortgage. From 1988 to 1990, he served as Chief Financial Officer of a Fannie Mae approved seller/servicer, regional mortgage banking firm.
      O. Douglas Burdett. Mr. Burdett, 55, has served as our Executive Vice President, Manager of Loan Servicing since August 2003. He has held the same position with Origen Financial L.L.C. since May 2002. From July 1999 to April 2002, Mr. Burdett served as Vice President, National Asset Manager of CitiFinancial Associates Housing Finance and led its manufactured housing loan servicing operation. From December 1997 to July 1999, he was employed by First Union Bank as Director and Asset Manager for The Money Store. From 1972 through 1997, Mr. Burdett was employed by GE Capital Corporation, where he led its customer service, loss mitigation and default groups in a number of business units ranging from consumer and mortgage as Vice President GE Capital Mortgage to commercial and government services as Senior Vice President GE Asset Management.
      Paul J. Galaspie. Mr. Galaspie, 43, has served as our Senior Vice President and Chief Information Officer since August 2003. Mr. Galaspie joined the predecessor of Origen Financial L.L.C. in March 1994, and currently serves as Senior Vice President and Chief Information Officer of Origen Financial L.L.C. Beginning in March 1994, Mr. Galaspie served in various capacities for Origen Financial L.L.C.’s predecessors, including as a Senior Programmer Analyst for Saxon Mortgage Funding Corp. Prior to March 1994, Mr. Galaspie worked for PSA, a national photographic retailer, in their marketing department as a programmer/analyst.
      David M. Rand. Mr. Rand, 43, has served as our Senior Vice President, Marketing and Strategic Development since October 2004. From August 2003 to October 2004 he served as our Senior Vice President, Sales and Marketing. Mr. Rand joined the predecessor of Origen Financial L.L.C. in June 1998, and currently serves as Senior Vice President — Marketing and Business Development of Origen Financial L.L.C. Prior to joining the predecessor of Origen Financial L.L.C., he was employed by Associates First Capital Corporation as Vice President — New Business/ Product Development from April 1996 to June 1998, and as Director — Corporate Training from November 1993 to April 1996. Prior thereto, Mr. Rand held various positions with General Electric Capital Corporation.
      Benton E. Sergi. Mr. Sergi, 43, has served as our Senior Vice President, Operations since August 2003. He has held the same position with Origen Financial L.L.C. since June 2003. From April 2002 to June 2003, Mr. Sergi served as Executive Vice President, National Sales and Operations of HomePride Finance Corp, a subsidiary of Champion Enterprises, Inc. He also served as Senior Vice President of Sales and Operations of CIT Group, from 1997 to 2002, and held various positions with Key Bank USA, NA in its sales finance division from 1987 to 1997. Prior to joining Key Bank USA, NA, Mr. Sergi was employed by The Midwest Bank & Trust Company in its installment loan and credit card sales departments.
Board Committees
      Our board has established an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating and Governance Committee. Our board of directors may establish other committees from time to time.

Audit Committee
      Our board of directors has established an Audit Committee, which consists of Messrs. Rogel (Chairman), Halpern and Williams. Mr. Rogel is currently not serving as the Chairman of the Audit Committee for health reasons. He expects to resume his duties as Chairman during the third quarter of 2005. In his absence, Mr. Williams is serving as interim Chairman of the Audit Committee. Our board of directors has determined that all members of the Audit Committee satisfy the independence requirements of the Nasdaq National Market rules. Our board has also determined that each of Messrs. Halpern, Rogel and Williams qualifies as an “audit committee financial expert,” as defined by the SEC, and all members of the Audit Committee are “financially literate,” within the meaning of the rules, and “independent,” under the audit committee independence standards of the SEC. Our Audit Committee operates pursuant to a written charter adopted by the board of directors, which is included as an exhibit to the registration statement of which this prospectus is a part. Among other things, the Audit Committee charter calls upon the Audit Committee to:

•	oversee the accounting and financial reporting processes and compliance with legal and regulatory requirements on behalf of our board of directors and report the results of its activities to the board;

•	be directly and solely responsible for the appointment, retention, compensation, oversight, evaluation and, when appropriate, the termination and replacement of our independent auditors;

•	review the annual engagement proposal and qualifications of our independent auditors;

•	prepare an annual report as required by applicable SEC disclosure rules;

•	review the integrity, adequacy and effectiveness of our internal controls and financial disclosure process;

•	approve in advance all audit and non-audit engagement fees, scope and terms with our independent auditors; and

•	meet periodically with our senior executive officers, internal audit staff and our independent auditors in separate executive sessions.

Compensation Committee
      The Compensation Committee consists of Messrs. Williams (Chairman), Wechsler and Rogel. Mr. Rogel is currently on a temporary leave of absence from the Audit Committee for health reasons. He expects to resume his duties during the third quarter of 2005. The principal functions of the committee are to:

•	evaluate the performance of our senior executives;

•	review and approve senior executive compensation plans, policies and programs;

•	consider the design and competitiveness of our compensation plans;

•	review and make recommendations concerning our long-term incentive compensation plans;

•	approve the salaries, bonus and other compensation for all corporate officers, provided that, as to the chief executive officer, the committee will recommend appropriate salary, bonus and other compensation to the board for approval;

•	review and approve chairman and chief executive officer goals and objectives and evaluate performance in light of these objectives; and

•	produce an annual report on executive compensation for inclusion in our proxy statement.
Our Compensation Committee also administers our 2003 Equity Incentive Plan.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions
      During 2004 and currently, none of our executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director or member of our Compensation Committee, none of our employees serve on the Compensation Committee and all of the Compensation Committee’s members are independent directors.

Executive Committee
      Our board of directors has established an Executive Committee, which consists of Messrs. Williams, Rogel and Klein. Messrs. Wechsler and Halpern serve as alternate members in the case of an absence of an Executive Committee member. The Executive Committee operates pursuant to a written charter adopted by the board, which is included as an exhibit to the registration statement of which this prospectus is a part. The Executive Committee exercises certain enumerated powers and duties of the board of directors between board meetings. The Executive Committee has the authority to approve the following actions:

•	the acquisition and sale of loans and loan portfolios;

•	financing transactions; and

•	the securitization of loans and loan portfolios.

Nominating and Governance Committee
      Our Nominating and Governance Committee has been formed to establish and implement our corporate governance practices and to nominate individuals for election to the board of directors. The members of our Nominating and Governance Committee are Messrs. Halpern, Wechsler and Williams. The committee is composed entirely of independent directors.
      Our Nominating and Governance Committee operates pursuant to a written charter adopted by the board, which is included as an exhibit to the registration statement of which this prospectus is a part. Among other things, the committee charter calls upon the Nominating and Governance committee to:

•	develop criteria for selecting new directors and to identify individuals qualified to become board members and members of the various committees of the board;

•	select, or recommend that the board select, the director nominees for each annual meeting of stockholders and the committee nominees; and

•	develop and recommend to the board a set of corporate governance principles applicable to the corporation.
Corporate Governance

Corporate Governance Guidelines
      On the recommendation of the Nominating and Governance Committee, our board of directors adopted corporate governance guidelines, which are included as an exhibit to the registration statement of which this prospectus is a part. The guidelines address matters such as frequency of board meetings, director tenure, director compensation, executive sessions of the board, communication with the independent directors and continuing education.

Code of Business Conduct
      Our board of directors has established a code of business conduct applicable to all of our directors, officers and employees. The code of business conduct is included as an exhibit to the registration statement of which this prospectus is a part. Among other matters, the code of business conduct is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including appropriate handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.
      Waivers to the code of business conduct for directors and officers may be granted only by the board or the Nominating and Governance Committee of the board. In the event any such waivers are granted, we expect to promptly announce the waiver on the investor relations section of our website and to otherwise make such disclosure as is required by law and any applicable stock exchange regulations.

Code of Ethics for Senior Financial Officers
      Our board of directors has adopted a financial code of ethics that applies to our principal executive officer, our principal financial officer, our principal accounting officer or controller, and persons performing similar functions. Under the terms of the financial code of ethics, our senior financial officers must, among other things:

•	act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with the SEC and in other public communications;

•	comply with applicable laws, rules and regulations;

•	promote the prompt internal reporting of violations of the financial code of ethics to the chair of our Audit Committee;

•	respect the confidentiality of information acquired in the course of employment; and

•	promote ethical and honest behavior within our organization.

Public Availability of Corporate Governance Documents
      Our key corporate governance documents, including our corporate governance guidelines, our code of business conduct , the code of ethics for senior financial officers and the charters of our committees are:

•	available in print to any stockholder who requests them from our corporate secretary;

•	filed as exhibits to the registration statement of which this prospectus is a part; and

•	available on our website at www.origenfinancial.com under the heading “Investors” and subheading “Corporate Governance”.
Board Structure
      Directors are elected for a term of one year, and hold office until their successors are elected and qualified. All officers serve at the discretion of the board of directors. Under our charter, the board of directors shall fix the number of directors from time to time. The board of directors currently has six members, consisting of one director who is an employee (Mr. Klein), Mr. Shiffman and four independent directors. Vacancies occurring on the board of directors will be filled by the vote of a majority of the directors then in office.
      Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation provides that the personal liability of any director to us or our stockholders for money damages is limited to the fullest extent allowed by Delaware law as amended or interpreted. See “Description of Capital Stock and Material Provisions of Delaware Law and Our Certificate of Incorporation — Indemnification of Directors and Officers.”

Board Compensation
      We pay an annual director’s fee to each non-employee director of $25,000, payable quarterly. We pay each non-employee director meeting fees of $1,000 per meeting attended in person and $500 per telephonic meeting. We also reimburse all costs and expenses of all directors for attending each meeting. In addition to their annual director’s fees, the Chairman of the Audit Committee receives an annual committee fee of $15,000, and other members of the Audit Committee receive an annual committee fee of $5,000. Members of the Compensation Committee receive an annual committee fee of $5,000. For services during the fiscal year ended December 31, 2004, Mr. Halpern earned directors’ fees of $34,000, Mr. Rogel earned directors’ fees of $48,500, Mr. Shiffman earned directors’ fees of $27,500, Mr. Wechsler earned directors’ fees of $32,500 and Mr. Williams earned directors’ fees of $38,500. Directors who are also employees will not be separately compensated for services as a director other than through our 2003 Equity Incentive Plan.
      Under our 2003 Equity Incentive Plan, our board of directors has the discretion to grant awards under the plan to our non-employee directors with such vesting and exercise provisions as the board may determine at the date of grant.
      On each of March 23, 2004 and August 5, 2004, we granted all directors other than Mr. Klein an award of 2,500 restricted shares of our common stock (or a total of 5,000 shares per director). Two-thirds of the shares granted under each of these awards will vest on May 11, 2005 and the remaining one-third of the shares under each grant will vest on May 11, 2006. Distributions on the shares of restricted stock will be paid to the directors.
Executive Compensation
      The following table summarizes the compensation we paid to our Chief Executive Officer and each of our four other highest paid executive officers (the “Named Executive Officers”) during the year ended December 31, 2004 and during the period from October 8, 2003 (when we began operations) through December 31, 2003.
Summary Compensation Table

								Long-Term Compensation
		Annual Compensation
	Year or							Restricted		Securities
	Period Ended					Other Annual		Stock		Underlying
Name and Principal Position	December 31,	Salary		Bonus		Compensation		Awards(1)		Options

Ronald A. Klein	2003	$90,602	(2)	$280,040	(3)	$9,935	(4)	$1,100,000	(5)	25,000
Chief Executive Officer	2004	$405,763		$159,375		$386,583	(6)	$656,250	(7)	—
W. Anderson Geater, Jr.	2003	$47,323	(2)	$151,494	(3)	$9,962	(4)	$200,000	(8)	15,000
Chief Financial Officer	2004	$207,305		$91,375		$42,136	(6)	$262,500	(9)	—
J. Peter Scherer	2003	$47,323	(2)	$151,494	(3)	$9,661	(4)	$200,000	(8)	15,000
President and Head of Operations	2004	$207,305		$91,375		$40,852	(6)	$262,500	(9)	—
Mark W. Landschulz	2003	$43,852	(2)	$140,409	(3)	$9,059	(4)	$200,000	(8)	15,000
Executive Vice President of	2004	$192,305		$85,000		$38,592	(6)	$262,500	(9)	—
Portfolio Management
Benton E. Sergi	2003	$42,125	(2)	$36,807	(3)	$5,235	(4)	—		—
Senior Vice President, Operations	2004	$188,747		$41,800		$20,224	(6)	$43,750	(10)	12,500

(1)	As of December 31, 2004, Mr. Klein held 185,000 shares of restricted stock (with an aggregate value of $1,383,800), each of Messrs. Geater, Scherer and Landschulz held 50,000 shares of restricted stock (with an aggregate value of $374,000) and Mr. Sergi held 15,000 shares of restricted stock (with an aggregate value of $112,200). For purposes of the preceding sentence, aggregate values are based on the closing market price of our common stock on December 31, 2004.

(2)	Represents salary received from commencement of operations to year end. Annual base salaries for Messrs. Klein, Geater, Scherer, Landschulz and Sergi are set forth below under “Employment

Agreements.” Mr. Sergi’s annualized base salary during the period ended December 31, 2003 was $185,000.

(3)	2003 bonuses paid are with respect to the executive officers’ employment by us and Origen Financial L.L.C. during the twelve months ended December 31, 2003.

(4)	Included in these amounts are split-dollar whole life insurance premiums of $7,985 for Mr. Klein, $7,601 for Mr. Geater, $7,364 for Mr. Scherer, $7,467 for Mr. Landschulz and $4,522 for Mr. Sergi, in each case pro rated for the period October 8, 2003 through December 31, 2003. We pre-paid the annual premiums for the split-dollar whole life insurance for 2004 in November 2003. The annual premiums for these policies for the coverage period ending in November 2004 were $34,700 for Mr. Klein, $33,030 for Mr. Scherer, $32,000 for Mr. Geater, $32,450 for Mr. Landschulz and $19,650 for Mr. Sergi. These policies are owned by us and are intended to provide key man insurance benefits to us, and the cash build-up in the policies is intended to fund the payment of benefits under our capital accumulation plan described below.

(5)	Mr. Klein was granted a restricted share award of 60,000 shares on October 8, 2003, which vested on April 8, 2004. Mr. Klein was also granted a restricted share award of 50,000 shares on October 8, 2003. One-third of the shares granted under this award vested on May 11, 2004. One-third of the remaining shares will vest on each of June 3, 2005 (extended from May 11, 2005) and May 11, 2006. Distributions on the shares of restricted stock will be paid to Mr. Klein.

(6)	Included in these amounts are split-dollar whole life insurance premiums for the coverage period ending in November 2005 of $35,600 for Mr. Klein, $34,100 for Mr. Geater, $34,030 for Mr. Scherer, $33,900 for Mr. Landschulz and $19,350 for Mr. Sergi. We pre-paid the annual premiums for the split-dollar whole life insurance for 2005 in November 2004. These policies are owned by us and are intended to provide key man insurance benefits to us, and the cash build-up in the policies is intended to fund the payment of benefits under our capital accumulation plan described below. Mr. Klein’s other annual compensation also includes a payment of $344,161 to cover the tax liability arising from the vesting of 60,000 shares of restricted stock in 2004. These shares of restricted stock were granted to Mr. Klein upon his waiver of the right to receive a change in control payment of $600,000 in connection with our formation transactions.

(7)	On each of March 23, 2004 and August 5, 2004, Mr. Klein was granted a restricted share award of 37,500 shares (or a total of 75,000 shares). Two-thirds of the shares granted under each of these awards will vest on June 3, 2005 (extended from May 11, 2005) and the remaining one-third of the shares under each grant will vest on May 11, 2006. Distributions on the shares of restricted stock will be paid to Mr. Klein.

(8)	Each of Messrs. Geater, Scherer and Landschulz was granted a restricted share award of 20,000 shares on October 8, 2003. One-third of the shares granted under this award vested on May 11, 2004. One-third of the remaining shares will vest on each of June 3, 2005 (extended from May 11, 2005) and May 11, 2006. Distributions on the shares of restricted stock will be paid to the applicable holder of the restricted stock.

(9)	On each of March 23, 2004 and August 5, 2004, each of Messrs. Geater, Scherer and Landschulz was granted a restricted share award of 15,000 shares (or a total of 30,000 shares each). Two-thirds of the shares granted under each of these awards will vest on June 3, 2005 (extended from May 11, 2005) and the remaining one-third of the shares under each grant will vest on May 11, 2006. Distributions on the shares of restricted stock will be paid to the applicable holder of the restricted stock.

(10)	On January 29, 2004 Mr. Sergi was granted a restricted share award of 10,000 shares and on each of March 23, 2004 and August 5, 2004, Mr. Sergi was granted a restricted share award of 2,500 shares (or a total of 15,000 shares). Two-thirds of the shares granted under each of these awards vested on May 11, 2005 and the remaining one-third of the shares under each grant will vest on May 11, 2006. Distributions on the shares of restricted stock will be paid to Mr. Sergi.
      Section 162(m) of the Internal Revenue Code disallows a tax deduction to public companies for compensation paid in excess of $1,000,000 for any fiscal year to the company’s chief executive officer and the four other most highly compensated executive officers. To qualify for deductibility under Section 162(m), compensation in excess of $1,000,000 annual maximum paid to these executive officers must be “performance-based” compensation, as determined under Section 162(m). For these purposes, compensation generally includes base salary, annual bonuses, stock option exercises, compensation attributable to restricted shares vesting and nonqualified benefits. While it is our intention to structure compensation so that it satisfies the “performance-based” compensation requirements under Section 162(m) to the fullest extent possible, if we become subject to the provisions of Section 162(m), the Compensation Committee will balance the costs and burdens involved in doing so against the value to us and our stockholders of the tax benefits to be obtained by us. Accordingly, we reserve the right, should Section 162(m) apply, to design compensation programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible as a result of the application of Section 162(m).
      We have adopted a non-qualified capital accumulation plan that provides supplemental compensation to certain executive officers and employees on a deferred basis. We have the discretion to select which employees will be eligible to participate in the plan. The plan is intended to attract and maintain qualified individuals in key positions. The deferred compensation under the plan vests over a ten-year period, with the first 30% vesting beginning on the third anniversary of the employee’s participation in the plan, and the remainder vesting at a rate of 10% per year, until the tenth anniversary of the employee’s participation in the plan. The deferred compensation is paid to the employee, in a lump sum, following the tenth anniversary of the participant’s enrollment in the plan. If a participant’s employment is terminated for any reason after the third anniversary, but before the tenth anniversary, of his or her enrollment in the plan, we will pay the participant his or her vested portion of the deferred compensation, in a lump sum, following the tenth anniversary of his or her enrollment in the plan. If a participant dies before he or she has been enrolled in the plan for ten years, we have no obligation to pay any amount to the participant or the participant’s beneficiaries. A copy of the plan is attached as an exhibit to the registration statement of which this prospectus is a part. The following table sets forth the compensation payable to our named executive officers under the capital accumulation plan.

Compensation Payable Under
Named Executive Officer	Capital Accumulation Plan

Ronald A. Klein	$400,000
W. Anderson Geater	$400,000
J. Peter Scherer	$400,000
Mark W. Landschulz	$400,000
Benton E. Sergi	$225,000
      We have adopted a split-dollar life insurance plan that, through individual life insurance policies, provides death benefits to a participant’s beneficiaries and coordinates with the capital accumulation plan described above. Under the split-dollar plan, we are the sole owner of each life insurance policy and pay all premiums due under the policies. Upon a participant’s death, a portion of the death benefit is paid to the participant’s designated beneficiary and a portion of the death benefit is paid to us. It is intended that the policies under the split-dollar plan provide key man insurance benefits to us, and the cash build-up in the policies is intended to fund the payment of benefits under our capital accumulation plan described above. Participation in the split-dollar plan terminates upon the earlier of a participant’s death or the tenth anniversary of a participant’s enrollment in our capital accumulation plan described above. In addition, the split-dollar plan will terminate, as to all participants, upon the total cessation of our business, if we file for bankruptcy, are put into receivership or upon our dissolution. Upon the plan’s termination, participants have the right to acquire the life insurance policy from us for the then current cash surrender value of the policy. A copy of the plan is attached as an exhibit to the registration statement of which this prospectus is a part.

Employment Agreements
      We and Origen Financial L.L.C. have entered into employment arrangements with the executive officers named in the following table, pursuant to which Origen Financial L.L.C. pays the executives’ salaries. Each of our executives is also an officer of Origen Financial L.L.C. These employment agreements are for a three-year term and provide the following annual base salaries:

	First Year of	Second Year of	Third Year of
	Initial Term(1)	Initial Term(1)	Initial Term(1)

Ronald A. Klein	$400,000	$425,000	$450,000
W. Anderson Geater, Jr	205,000	215,000	225,000
J. Peter Scherer	205,000	215,000	225,000
Mark W. Landschulz	190,000	200,000	210,000
Benton E. Sergi	190,000	195,000	205,000

(1)	The initial term of the employment agreement of each of Messrs. Klein, Geater, Scherer and Landschulz began on October 8, 2003 and ends on October 7, 2006. The initial term of Mr. Sergi’s employment agreement began on April 1, 2004 and ends on March 31, 2007.
Each such employee will be prohibited from competing with us for a period of one year after termination of his employment under certain conditions. Each employee will also be prohibited from soliciting the employment of any of our other employees and diverting any business from us for a period of up to 12 months after termination of the employment agreement. Each of the employment agreements is for an initial term of three years, and will be automatically renewed for successive one-year terms unless otherwise terminated by us or the employee. Under the employment agreements, each employee will be entitled to a severance payment of one year’s salary upon a termination by us without cause. In addition, each of Messrs. Klein, Geater, Scherer and Landschulz will be entitled to a severance payment of one year’s salary upon a termination by the executive for good reason or the failure by us to renew the term of the contract. Each of the executive officers is eligible to receive a bonus payable in cash, equity or a combination of cash and equity, in an amount and in the form determined by the Compensation Committee in its discretion.
      Pursuant to Mr. Klein’s prior employment arrangement with Origen Financial L.L.C., he was entitled to a change of control payment in the amount of $600,000 upon our acquisition of Origen Financial L.L.C. in October 2003. Mr. Klein waived his rights to the payment in connection with our formation transactions. In consideration for this waiver, we granted Mr. Klein a restricted stock award of 60,000 shares of our common stock, which vested on April 8, 2004.
2003 Equity Incentive Plan
      We have established our 2003 Equity Incentive Plan for the purpose of attracting and retaining directors, officers, key employees and consultants, including officers, key employees and consultants of Origen Financial L.L.C. Under this plan, we may award incentive and non-statutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance stock units and other stock units or securities, including membership interests in Origen Financial L.L.C., that are valued by reference to our common stock, our book value or the performance of our subsidiaries. Incentive stock options may be granted only to our employees. This plan is administered by the Compensation Committee, which determines, subject to the provisions of the plan, who shall receive awards, the types of awards to be made, and the terms and conditions of each award. The Compensation Committee may delegate to our Chief Executive Officer all or part of its authority and duties with respect to awards to individuals who are not our executive officers or directors. The number of shares of common stock that may be issued pursuant to awards granted under the plan is limited to 1,758,848.
      The exercise price of options may not be less than the fair market value of the common stock at the time the option is granted except with respect to options granted in lieu of cash compensation. Options that are intended to qualify as incentive stock options under the plan may not be exercisable for more than ten years after the date the option is granted and may not be granted at an exercise price of less than the fair market value of the common stock at the time the option is granted. In the case of incentive stock options granted to holders of more than 10% of our common stock, the options may not be granted at an exercise price less than 110% of the fair market value of the common stock at the time the options are granted.
      Awards granted under the plan generally expire 90 days after the termination of the recipient’s service to us or any subsidiary, except in the case of death, in which case awards generally may be exercised up to 12 months following the date of death. Awards generally terminate immediately upon termination for cause.
      The terms of the 2003 Equity Incentive Plan in respect of non-employee directors are described under Board Compensation above.
      The Compensation Committee shall make appropriate adjustments in the number of shares of common stock subject to each award and the exercise price per share of each award if there is any change in the common stock as a result of a stock dividend, stock split, reverse stock split, recapitalization, reclassification, combination or exchange of shares, merger, consolidation or other change in capitalization with a similar substantive effect on the plan or the awards granted under the plan. The Compensation Committee also has the authority to accelerate or extend award exercise rights. In the event of a merger, consolidation or sale of all or substantially all of our assets in which our outstanding shares are exchanged for cash, securities or other property of an unrelated corporation, in the event that our board decides that all awards will terminate prior to the consummation of the transaction, all outstanding awards will vest and become immediately exercisable and all awards shall be fully settled in cash or in kind as determined by the Compensation Committee. Our board of directors, in its discretion, can either provide that all awards will be assumed or equivalent awards substituted by the surviving corporation or that all awards will terminate immediately prior to the consummation of the change in control.
      The plan will terminate when no further shares of common stock are available for issuance upon the exercise of awards and all outstanding awards have expired or have been exercised. The Compensation Committee may at any time terminate the plan, but termination will not affect awards previously granted. Any awards that were granted prior to termination would remain exercisable by the holder thereof in accordance with the terms of the applicable award agreement. In addition, the Compensation Committee may at any time amend the plan without stockholder approval; however, stockholder approval of an amendment of the plan will be required for any amendment that requires stockholder approval under applicable law.
Stock Option Grants
      The following table contains information describing the stock options we have granted to our Named Executive Officers during the year ended December 31, 2004. The table also lists potential realizable values of such options on the basis of assumed annual compounded share appreciation rates of 5% and 10% over the life of the options.

Potential Realizable
Value at Assumed
Annual Rates of
		% of Total			Share Price
		Options	Exercise		Appreciation for
	Number of Securities	Granted to	or Base		Option Term
	Underlying Options	Employees in	Price per
Name of Grantee	Granted(1)	Fiscal Year	Share	Expiration Date(2)	5%(3)	10%(3)

Ronald A. Klein	—	—	—	—	—	—
J. Peter Scherer	—	—	—	—	—	—
W. Anderson Geater, Jr	—	—	—	—	—	—
Mark W. Landschulz	—	—	—	—	—	—
Benton E. Sergi	12,500	6.3%	$10.00	January 29, 2014	$78,625	$199,250

(1)	One-third of these options vested on each of May 11, 2004 and May 11, 2005. The remaining options will vest on May 11, 2006.

(2)	The expiration date of the options will be 10 years after the date of the grant.

(3)	The potential realizable value is reported net of the option price, but before the income taxes associated with exercise. These amounts represent assumed annual compounded rates of appreciation at 5% and 10% from the date of grant to the expiration date of the options.
Option Exercises and Year-End Option Values
      During the year ended December 31, 2004, no Named Executive Officer exercised any options. The following table contains information concerning option holdings as of December 31, 2004 with respect to each of the Named Executive Officers.

			Number of Securities
			Underlying Unexercised
			Options at
			Fiscal Year-End(1)
	Shares Acquired
Name of Grantee	on Exercise	Value Realized	Exercisable	Unexercisable

Ronald A. Klein	—	—	8,333	16,667
J. Peter Scherer	—	—	5,000	10,000
W. Anderson Geater, Jr	—	—	5,000	10,000
Mark W. Landschulz	—	—	5,000	10,000
Benton E. Sergi	—	—	4,166	8,334

(1)	None of the options were in-the-money as of December 31, 2004.
OPERATING POLICIES AND STRATEGIES
Investment Policies
      Investments in Real Estate or Interests in Real Estate. Other than (a) upon the foreclosure of real estate pursuant to land-home loans we originate, service, or own, and (b) as described below under “Investments in Real Estate Mortgages,” we do not currently invest in or own, and have no present intention to invest in or own real estate assets or interests in real estate.
      Investments in Real Estate Mortgages. Our business is to originate and service manufactured home loans and to acquire and service manufactured home loans originated by others. Most of the manufactured home loans we originate and purchase are chattel loans secured only by an interest in the manufactured home itself. However, we also make and purchase “land-home” loans, in which we take a security interest in real estate in addition to the manufactured home. Land-home loans comprised 3.45% of our originations in 2004. We currently originate land-home loans in 22 states. In 2004, except for New York, which accounted for 32% of our land-home originations, respectively, no other state accounted for more than 10% of our land-home originations. Our policy is to retain or sell classes of securities in securitized loan portfolios to maintain a target leverage ratio (debt to tangible equity) of 3:1 to 9:1.
      Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, while we have no present intention to do so, we may also invest in securities of entities engaged in the manufactured home finance industry and related industries, or securities of other issuers, including for the purpose of exercising control over such entities. We may acquire all or substantially all of the securities or assets of other REITs or similar entities where such investment would be consistent with our investment policies. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, and we intend to divest securities before any such registration would be required.
      Investments in Other Securities. We may also invest in other securities by purchasing bonds representing interests in securitized pools of manufactured home loans. We will use the same analytics to value the existing securitizations of manufactured home loans as we apply to value existing pools of manufactured home loans.
Conflict of Interest Policies
      Our board is subject to certain provisions of Delaware law that are designed to eliminate or minimize potential conflicts of interest. We cannot assure you that these policies always will be successful in eliminating the influence of those conflicts.
      Under Delaware law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which a director is a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the presence of the director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor of the transaction or contract if (a) the transaction or contract is authorized, approved or ratified by the board of directors or a committee of the board, after disclosure of the common directorship or interest, by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, or by a majority of the votes cast by disinterested stockholders, (b) the transaction or contract is authorized or approved by our stockholders, after disclosure of the common directorship or interest, or (c) the transaction or contract is fair and reasonable to us at the time it is authorized, approved or ratified by our board or our stockholders.
      Under our certificate of incorporation, our directors are not personally liable for monetary damages for breach of their fiduciary duty of care except for liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the directors derived an improper personal benefit.
      In addition, we have adopted a conflict of interest policy designed to eliminate or minimize potential conflicts of interest. Generally, the policy provides that avoidable conflicts of interest are prohibited as a matter of company policy. Specifically, the policy provides, among other things, that:

•	employees may not accept benefits from any other employee that are inconsistent with our policies;

•	employees should avoid having an ownership interest in any enterprise if the ownership interest would, or appears to, compromise the employee’s loyalty to us;

•	employees may not participate in joint ventures, partnerships or other business arrangements with us;

•	employees are prohibited from taking for themselves personal opportunities discovered through the use of corporate property, information or position;

•	employees may not use corporate property, information or position for personal gain; and

•	employees may not accept simultaneous employment with or serve as a director of one of our competitors.
The policy provides that any potential conflict of interest should be disclosed to and reviewed by higher levels of management and our legal department.
      Some of our directors and officers may be subject to certain conflicts of interest in fulfilling their responsibilities to us. See “Certain Relationships and Related Transactions.” Certain of our executive officers have entered into employment agreements with us containing covenants limiting the ability of the executives to engage in a similar or competitive business. See “Management — Employment Agreements.”
Policies with Respect to Other Activities
      We may, but do not presently intend to, make investments other than as previously described. All investments (other than short-term investments) are expected to relate to the manufactured housing business. At all times, we intend to make investments in the manner necessary for us to qualify as a REIT unless, because of circumstances or changes in the Internal Revenue Code (or the regulations promulgated thereunder), the board of directors determines that it is no longer in our best interests to qualify as a REIT.
      In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration it deems appropriate.
      Our operations are expected to be leveraged. We intend to acquire assets primarily by leveraging our existing portfolio and using the proceeds to acquire additional assets. See “Risk Factors — Risks Related to Our Business — Our profitability may be affected if we are unable to effectively manage interest rate risk and leverage.” Although our ability to leverage is not limited and may vary over time and with market factors, we expect to employ leverage consistent with the type of assets acquired and the desired level of interest rate risk in various investment environments. Our certificate of incorporation and bylaws do not limit the amount of indebtedness we may incur. Instead, management has discretion as to the amount of leverage to be employed depending on management’s assessment of acceptable risk consistent with the nature of the assets then held by us. We leverage our assets primarily with repurchase agreements, securitizations of manufactured home loans and secured and unsecured loans. The terms of such borrowings may provide for us to pay a fixed or adjustable rate of interest, and may provide for any term to maturity that we deem appropriate.
      We also intend to enter into repurchase agreements. Repurchase agreements are structured as sale and repurchase obligations and have the economic effect of allowing a borrower to pledge purchased assets as collateral securing short-term loans to finance the purchase of such assets. Typically, the lender in a repurchase arrangement makes a loan in an amount equal to a percentage of the market value of the pledged collateral. At maturity, the borrower is required to repay the loan and the pledged collateral is released. Pledged assets continue to pay principal and interest to the borrower.
      We expect that repurchase agreements will be, together with loan securitizations, the principal means of leveraging our assets. However, we may also use warehouse lines of credit or issue secured or unsecured notes of any maturity if it appears advantageous to do so. We may also issue shares of preferred stock, including in connection with the acquisition of assets. We intend to enter into repurchase agreements with financially sound institutions, including broker/retailers, commercial banks and other lenders.
      The repurchase agreements also would require us to deposit additional collateral or reduce our borrowings thereunder if the market value of the pledged collateral declines. This may require us to sell assets to provide such additional collateral or to reduce our borrowings. We intend to maintain an equity cushion sufficient to provide liquidity in the event of interest rate movements and other market conditions affecting the market value of the pledged assets. However, there can be no assurance that we will be able to safeguard against being required to sell assets in the event of a change in market conditions.
      We have authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future.
      We do not have a policy regarding, nor have we engaged in, trading, underwriting or agency distribution or the selling of securities of other issuers.
      We do not have a policy limiting our ability to make loans to third parties and currently do not intend to engage in significant lending activities other than in connection with our manufactured home lending business.
      Our board of directors may change any of these policies without prior notice to and without a vote of our stockholders.
Operating Policies
      We have implemented certain other operating policies. The board of directors may, in its discretion, revise such policies from time to time in response to changes in market conditions or opportunities without stockholder approval. See “Risk Factors — Risks Related to Our Organization and Structure — Our board of directors may change our investment and operational policies and practices without a vote of our stockholders, which limits your control of our policies and practices.”
      We have adopted compliance guidelines, including restrictions on acquiring, holding and selling assets, to ensure that we establish and maintain our qualification as a REIT and are excluded from regulation as an investment company. Before acquiring any asset, our management will determine whether such asset would constitute a qualified REIT asset under the REIT provisions of the Internal Revenue Code. Substantially all of the assets that we intend to acquire are expected to be qualified REIT assets. We regularly monitor purchases of assets and the income generated from such assets, including income from our hedging activities, in an effort to ensure that at all times we maintain our qualification as a REIT and our exclusion under the Investment Company Act.
      Our directors rely substantially on information and analysis provided by management to evaluate our operating policies, compliance therewith and other matters relating to our investments.
      In order to maintain our REIT status and avoid paying federal income and excise tax, we generally intend to distribute to our stockholders each year substantially all of our REIT taxable income. See “Material U.S. Federal Income Tax Consequences — Annual Distribution Requirements.”
Regulatory Compliance Policies
      We endeavor to comply with a variety of federal and state laws and regulations applicable to our business. See “Risk Factors — Other Risks.”
      To ensure compliance with such laws and regulations, we employ the following mechanisms and policies:

•	Our internal legal department oversees our consumer lending regulatory compliance program. It also oversees our licensing compliance program, including the application for and renewal of state lending, servicing and insurance licenses. One method we use to attempt to assure compliance is to incorporate applicable law and legal restrictions on our operations into our policies and internal software systems, including those that generate manufactured home loan documentation. Our legal department regularly monitors applicable laws and regulations for changes or new requirements using commercial legislative services, industry publications, business information services and law firm newsletters. Our legal department reviews our existing origination, credit, servicing and other documents, develops new documents, reviews and develops policies and procedures and provides counsel to other employees. Such documents and policies are posted on our intranet.

•	We supplement our internal legal resources with the specialized expertise of outside counsel as necessary. On a going-forward basis, we plan to employ specialized outside counsel to periodically audit and update our regulatory compliance program.

•	Our legal department actively participates in meetings and forums of the Manufactured Housing Institute on industry legal and regulatory topics.

•	Under the direction of our legal department, our credit service department systematically audits previously issued loans to ensure that our software systems are generating documents and terms consistent with applicable laws and regulations.

•	Our credit services and legal departments periodically review all origination, credit, and servicing documentation for accuracy, completeness and consistency of information.

•	Our legal department manages litigation against us, including litigation concerning consumer lending and compliance with state licensing and federal regulatory requirements. Our legal department works with senior credit officers and information technology personnel to appropriately adapt our policies and procedures in response to issues raised in litigation or by a federal or state regulatory authorities.

FACILITIES
      Our executive offices are located in approximately 20,000 square feet of leased space at 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034. The lease, which terminates on March 31, 2008, provides for monthly rent of approximately $32,000. Certain of our affiliates own interests in the company from which we lease our executive offices. Under the terms of a renewal option, if no event of default exists and no default existed within a period of one year prior to notification of our intent to renew, we have the right to extend the initial term of the lease for two three year terms. The base rent for the option terms will be calculated at 95% of the then prevailing market rates for comparable renewal space, but in any event not less than the base rate payable at the end of the current term of the lease.
      We also lease office space for our offices in other locations. We currently have a lease expiring in August 2008 for approximately 6,800 square feet of office space in Glen Allen, Virginia with a current monthly rent of approximately $9,950; a lease expiring in October 2007 for approximately 3,750 square feet of office space in Duluth, Georgia with a current monthly rent of approximately $5,000; and a lease expiring in March 2012 for approximately 42,000 square feet of office space in Fort Worth, Texas with a current monthly rent of approximately $36,000.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
      The following discussion summarizes the material U.S. federal income tax considerations regarding our qualification and taxation as a REIT and the material U.S. federal income tax consequences resulting from the acquisition, ownership and disposition of our common stock. This discussion is based on current law and assumes that we will at all relevant times qualify as a REIT for U.S. federal income tax purposes. The tax law upon which this discussion is based could be changed, and any such change could have retroactive effect. The following discussion is not exhaustive of all possible tax considerations. This summary neither gives a detailed discussion of any state, local or foreign tax considerations nor discusses all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to particular types of stockholders that are subject to special tax rules, such as insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations or partnerships, and persons who are not citizens or residents of the United States, stockholders that hold our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position, or stockholders whose functional currency is not the U.S. dollar. This discussion assumes that you will hold our common stock as a “capital asset,” generally, property held for investment, under the Internal Revenue Code.
      YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.
Our Qualification as a REIT
      We have elected to be taxed as a REIT under the Internal Revenue Code. We intend that we will continue to be organized and operate in such a manner as to qualify for taxation as a REIT. In connection with this offering, we have received the opinion of our legal counsel, Jaffe, Raitt, Heuer & Weiss, Professional Corporation, that we are organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion is not binding on the IRS or any court. In addition, the opinion of our counsel is based on various assumptions and is conditioned upon certain representations made by us as to factual matters, including factual representations concerning our business and assets as set forth in this prospectus, and assumes that the actions described in this prospectus are completed in a timely fashion.

      Our qualification and taxation as a REIT depends on our ability to meet, through actual annual (and in some cases quarterly) operating results, requirements relating to income, asset ownerships, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code discussed below, the results of which will not be reviewed by Jaffe, Raitt, Heuer & Weiss, Professional Corporation. No assurance can be given that our actual results for any particular taxable year will satisfy these requirements. See “— Failure to Qualify as a REIT.” In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time.
      So long as we qualify for taxation as a REIT, we generally will be permitted a deduction for federal income tax purposes for dividends we pay to our stockholders. As a result, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay U.S. federal income tax, however, as follows:

•	we will be required to pay tax at regular corporate rates on any undistributed “REIT taxable income” (REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid and including undistributed net capital gain);

•	we may be required to pay the “alternative minimum tax” on our items of tax preference; and

•	if we have (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.
      We will be required to pay a 100% tax on any net income from “prohibited transactions.” Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction.
      If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to:

•	the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below for the taxable year, and (ii) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test described below for the taxable year, multiplied by

•	a fraction intended to reflect our profitability.
      We will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of:

•	85% of our real estate investment trust ordinary income for the year;

•	95% of our real estate investment trust capital gain net income for the year; and

•	any undistributed taxable income from prior years.
      This distribution requirement is in addition to, and different from the distribution requirements discussed below in the section entitled “— Distributions Generally.”
      If we acquire any asset from a corporation which is taxed as a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the 10-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on the lesser of such gain and the excess of:

•	the fair market value of the asset, over

•	our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset.
      This built-in-gain tax is often referred to as the “sting tax.”
      A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain will apply unless we make an election under Treasury Regulation Section 1.337(d)-7(c) to cause the C corporation to recognize all of the gain inherent in the property at the time of acquisition of the asset.
      In addition, if we acquire any asset from an S corporation or another REIT that previously acquired such asset from a C corporation in a carry-over basis transaction (including in connection with the making of an S corporation or REIT election), we will also be subject to the sting tax if we dispose of the asset during the 10-year period beginning on the date that the asset was acquired from the C corporation.
      Finally, if our dealings with any taxable REIT subsidiaries (discussed below) are not at arm’s length, we could be subject to a 100% tax on any redetermined income or deduction items.
Requirements for Qualification as a REIT
      The Internal Revenue Code defines a REIT as a corporation, trust or association:

(i) that is managed by one or more trustees or directors;

(ii) that issues transferable shares or transferable certificates to evidence beneficial ownership;

(iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Internal Revenue Code;

(iv) that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

(v) that is beneficially owned by 100 or more persons;

(vi) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year (the “5/50 Rule”);

(vii) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

(viii) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.
      The Internal Revenue Code provides that all of the first four conditions stated above must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The fifth and sixth conditions do not apply until after the first taxable year for which an election is made to be taxed as a REIT.
Stock Ownership Tests
      At all times after our first REIT taxable year, our stock must be beneficially held by at least 100 persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. In addition, under the 5/50 Rule during the last half of each taxable year (other than our first REIT taxable year) not more than 50% in value of our outstanding shares may be owned actually or constructively by five or fewer individuals. In determining whether five or fewer individuals hold our shares, certain attribution rules of the Internal Revenue Code apply. For purposes of the 5/50 Rule, pension trusts and other specific tax-exempt entities generally are treated as individuals, except trusts that are qualified trusts under Internal Revenue Code Section 401(a) are not considered individuals, and beneficiaries of such trusts are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule. Our charter imposes repurchase provisions and transfer restrictions to avoid having more than 50% of the value of our stock held by five or fewer individuals and to ensure that we comply with the 100 shareholder requirement. These restrictions, however, may not ensure that we will be able to satisfy these stock ownership requirements. We will be treated as satisfying the 5/50 Rule if we comply with the demand letter and record keeping requirements discussed below, and if we do not know, and by exercising reasonable diligence would not have known, whether we failed to satisfy the 5/50 Rule. We anticipate that we will satisfy the stock ownership tests, and will use reasonable efforts to monitor our stock ownership in order to ensure continued compliance with these tests. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status, unless our failure was due to reasonable cause and not willful neglect, provided we pay a penalty of $50,000 for each such failure.
      To monitor our compliance with the stock ownership tests, we are required to maintain records regarding the actual ownership of our shares of stock. To do so, we are required to demand written statements each year from the record holders of certain percentages of our shares of stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include our dividends in gross income). A REIT with 2,000 or more record stockholders must demand statements from record holders of 5% or more of its shares, one with fewer than 2,000, but more than 200, record stockholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record stockholders must demand statements from record holders of 0.5% or more of the shares. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A stockholder who fails or refuses to comply with the demand must submit a statement with his tax return disclosing the actual ownership of the shares of stock and certain other information.
Qualified REIT Subsidiaries and Disregarded Entities
      If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” or owns 100% of the membership interests in a limited liability company, the separate existence of that subsidiary or limited liability company will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the stock of which is owned by the REIT. A limited liability company 100% owned by a single member is referred to as a disregarded entity. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary or disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. If we own a qualified REIT subsidiary or disregarded entity, neither will be subject to federal corporate income taxation, although such entities may be subject to state and local taxation in some states.
Taxable REIT Subsidiaries
      A “taxable REIT subsidiary” of a REIT is a corporation in which the REIT directly or indirectly owns stock and that elects, together with the REIT, to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our taxable REIT subsidiary. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.
      A taxable REIT subsidiary is not subject to the 100% tax on “prohibited transactions” and need not comply with the REIT income tests. Our taxable REIT subsidiaries will generally conduct business activities, such as loan servicing and insurance, the income from which, if earned directly by us, could cause us to fail to satisfy the REIT income tests. We may also use taxable REIT subsidiaries to engage in certain securitization transactions. Our ability to conduct activities through taxable REIT subsidiaries, however, is limited by the requirement that not more than 20% of the total value of the assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries.
      Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, taxable REIT subsidiaries are limited in their ability to deduct interest payments in excess of a certain amount made to the REIT. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.
Income Tests
      We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

•	under the “75% gross income test,” we must derive at least 75% of our gross income, excluding gross income from prohibited transactions, from specified real estate sources, including rents from real property, interest on obligations secured by mortgages on real property or on interests in real property, gain from the disposition of “real estate assets,” i.e., interests in real property, mortgages secured by real property or interests in real property, certain amounts received or accrued as consideration for entering into agreements to make loans secured by mortgages on real property or on interests in real property and income from certain types of temporary investments; and

•	under the “95% gross income test,” we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (i) the sources of income that satisfy the 75% gross income test, (ii) dividends, interest and gain from the sale or disposition of stock or securities, or (iii) any combination of the foregoing.
      For our taxable year commencing after October 22, 2004, any income we recognize from certain hedging transaction (as defined in clause (ii) or (iii) of code Section 1221(b)(2)(A)) which is clearly identified pursuant to Code Section 1221(a)(7), including gain from the sale or disposition of such a transaction, shall not constitute gross income to the extent that the transaction hedges any indebtedness incurred or to be incurred by us to acquire or carry real estate assets.
      For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest and is deemed to have earned the income earned by any qualified REIT subsidiary or disregarded entity.
      Any amount includable in our gross income with respect to a regular or residual interest in a REMIC or a regular interest in a FASIT generally also is treated as interest on an obligation secured by a mortgage on real property. Interest income received with respect to non-REMIC pay-through bonds and pass-through debt instruments, such as collateralized mortgage obligations (“CMOs”), however, will not be qualifying income for this purpose. If, however, less than 95% of the assets of a REMIC or FASIT consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC or FASIT. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date we became committed to make or purchase the mortgage loan, a portion of the interest income, equal to (i) such highest principal amount minus such value, divided by (ii) such highest principal amount, generally will not be qualifying income for purposes of the 75% gross income test.
      Interest earned by a REIT ordinarily does not qualify as income meeting the 75% or 95% gross income tests if the determination of all or some of the amount of interest depends in any way on the income or profits of any person. Interest will not be disqualified from meeting such tests, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

      If we fail to satisfy one or both of the 75% or 95% gross income tests for taxable years commencing after October 22, 2004, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•	following our identification of such failure, we provide a description of each item of REIT gross income in a schedule filed in accordance with Treasury Regulations.
      If we are entitled to avail ourselves of the relief provisions, we will maintain our qualification as a REIT but will be subject to certain penalty taxes as described under “— Our Qualification as a REIT” above. We may not, however, be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.
Asset Tests
      At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature and diversification of our assets:

•	at least 75% of the value of our total assets must be represented by “qualified real estate assets,” cash, cash items and government securities;

•	not more than 25% of our total assets may be represented by securities, other than those securities included in the 75% asset test:

•	except for equity investment in REITs, qualified REIT subsidiaries, disregarded entities or taxable REIT subsidiaries, or other securities that qualify as “real estate assets” for purposes of the 75% asset test, (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets, (ii) we may not own more than 10% of any one issuer’s outstanding voting securities, and (iii) we may not own more than 10% of the value of the outstanding securities of any one issuer; and

•	not more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries.
      Securities for purposes of the asset tests generally may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” as defined in Section 1361 of the Code as modified by Section 856(m)(2)(B) of the code to permit certain contingencies.
      Straight debt held by a REIT and issued by a partnership or corporation will cease to be qualified as such if a REIT (or any controlled taxable REIT subsidiary) owns non-straight debt securities of the issuer that have an aggregate value greater than 1% of the issuer’s outstanding securities. Loans by a REIT to a partnership that do not qualify as straight debt, but are otherwise characterized as securities, will not be considered as such to the extent of a REIT’s interest as a partner in the partnership. In addition, loans to a partnership whose income is 75% derived from real estate sources are per se excluded from the definition of securities.
      In addition, the following will also not be treated as debt securities (“Safe Harbor Debt”): (1) any loan to an individual or estate; (2) any Section 467 rental agreement, other than with a more than 10% related person; (3) any obligation to pay rents from real property; (4) any security issued by a state or political subdivision thereof, the District of Columbia, a foreign government or any political subdivision thereof, or the Commonwealth of Puerto Rico, but only if the determination of payment under such security does not depend on the profits of any entity; (5) any securities issued by a REIT; or (6) any other agreement as determined by the Secretary of the Treasury.
      Qualified real estate assets include interests in mortgages on real property to the extent the principal balance of a mortgage does not exceed the fair market value of the associated real property, regular or residual interests in a REMIC, regular interests in a FASIT (except that, if less than 95% of the assets of a REMIC or FASIT consists of “real estate assets” (determined as if we held such assets), we will be treated as holding directly our proportionate share of the assets of such REMIC or FASIT), and shares of other REITS. Non-REMIC CMOs, however, do not qualify as qualified real estate assets for this purpose. Our manufactured housing loans will generally constitute qualified real estate assets for purposes of the REIT rules.
      For purposes of the asset tests, we will be deemed to own a proportionate share of the assets of any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, other than partnership securities qualifying as straight debt or Safe Harbor Debt, in which we own an interest, which share is determined by reference to our capital interest in the entity, and will be deemed to own the assets owned by any qualified REIT subsidiary and any other entity that is disregarded for U.S. federal income tax purposes.
      After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our capital interest in any partnership or limited liability company in which we own an interest will be treated as an acquisition of a portion of the securities or other property owned by that partnership or limited liability company. If our failure to meet the 5% and 10% (vote and value) asset tests is de minimis (the value of total assets at a quarter end is not more than the lesser of: (i) 1% of the total REIT assets for such quarter or (ii) $10 million). In addition, we must dispose of the assets within 6 months following the end of the quarter during which we identify such failure or otherwise meet the requirements of such asset tests by the end of such time period. If our failure is other than de minimis, we may still meet the various asset tests if (a) our failure is due to reasonable cause and not willful neglect; (b) we provide a schedule of offending assets to the IRS and dispose of such assets within 6 months after the last day of the quarter in which such failure is discovered and (c) we pay a monetary penalty equal to the greater of $50,000 or a tax equal to the highest corporate rate multiplied by the net income generated by the offending asset during the period it is held.
      We may at some point securitize mortgage loans and/or mortgage-backed securities. If we were to securitize mortgage assets ourselves on a regular basis (other than through the issuance of non-REMIC transactions), there is a substantial risk that such activities would cause us to be treated as a “dealer” and that all of the profits from such sales would be subject to tax at the rate of 100% as income from prohibited transactions. Accordingly, where we intend to sell the securities created by that process, we expect that we will engage in the securitization through one or more taxable REIT subsidiaries, which will not be subject to this 100% tax, but will be subject to corporate income tax. We also may securitize such mortgage assets through the issuance of non-REMIC securities, whereby we retain an equity interest in the mortgage-backed assets used as collateral in the securitization transaction. The issuance of any such instruments could result in a portion of our assets being classified as a “taxable mortgage pool” under Section 7701(1) of the Internal Revenue Code. A taxable mortgage pool would be treated as a separate corporation for U.S. federal income tax purposes, which in turn could jeopardize our status as a REIT. We intend to structure our securitizations in a manner that would not result in the creation of taxable mortgage pool. There is no assurance, however, that the IRS might not successfully maintain that such taxable mortgage pool exists.
Annual Distribution Requirements
      To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of:

•	90% of our “REIT taxable income,” and

•	90% of our after tax net income, if any, from foreclosure property, minus

•	the excess of the sum of specified items of our non-cash income items over 5% of REIT taxable income, as described below.
      For purposes of these distribution requirements, our “REIT taxable income” is computed without regard to the dividends paid deduction and net capital gain. In addition, for purposes of this test, the specified items of non-cash income include income attributable to leveled stepped rents, certain original issue discount, excess inclusion income, certain like-kind exchanges that are later determined to be taxable and income from cancellation of indebtedness. In addition, if we disposed of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation and we did not elect to recognize gain currently in connection with the acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognize on a disposition of the asset within the ten-year period following our acquisition of such asset, to the extent that such gain does not exceed the excess of:

•	the fair market value of the asset on the date we acquired the asset, over

•	our adjusted basis in the asset on the date we acquired the asset.
      Only distributions that qualify for the “dividends paid deduction” available to REITs under the Internal Revenue Code are counted in determining whether the distribution requirements are satisfied. We must make these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year, paid on or before the first regular dividend payment following the declaration and we elect on our tax return to have a specified dollar amount of such distributions treated as if paid in the prior year. For these and other purposes, dividends declared by us in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder during such taxable year, provided that the dividend is actually paid by us by January 31 of the following taxable year.
      In addition, dividends we make must not be preferential. If a dividend is preferential, it will not qualify for the dividends paid deduction. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class.
      To the extent that we do not distribute all of our net capital gain, or we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay tax on this undistributed income at regular ordinary and capital gain corporate tax rates. Furthermore, if we fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the January immediately following such year) at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year, and (iii) any undistributed taxable income from prior years, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed or subject to corporate tax. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and avoid paying federal income and excise taxes.
      Under certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Although we may be able to avoid being taxed on amounts distributed as deficiency dividends, we will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.
Failure to Qualify as a REIT
      If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay federal income taxes, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at regular corporate rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to our stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits and may be eligible for the corporate dividends-received deduction and, in the case of individuals, the new reduced rate applicable to qualified dividend income. See “— Distributions Generally” below. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.
Taxation of Taxable United States Stockholders
      For purposes of the discussion in this prospectus, the term “United States stockholder” means a beneficial holder of our stock that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States (as determined for U.S. federal income tax purposes);

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.
Distributions Generally
      Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to United States stockholders as ordinary dividends. Such REIT dividends generally are ineligible for the new reduced 15% tax rate (for calendar years from 2003 through 2008) for “qualified dividend income” received by individuals, trusts and estates. However, such rate will apply to the extent that we have qualified dividend income for the taxable year in which the dividend is paid and we designate such dividend as qualifying for such reduced rate. For this purpose, qualified dividend income of a REIT includes (i) dividends from taxable REIT subsidiaries, (ii) the excess of its “REIT taxable income” for the preceding year, which would typically include any income that the REIT did not distribute to stockholders, over the tax payable by the REIT on such income, and (iii) the excess of the income of the REIT for the preceding year subject to the built-in-gain tax on certain assets acquired from C corporations over the tax payable by the REIT on any such income in the preceding year. Provided that we qualify as a REIT, dividends paid by us will not be eligible for the dividends received deduction generally available to United States stockholders that are corporations. To the extent that we make distributions in excess of current and accumulated earnings and profits, the distributions will be treated as a tax-free return of capital to each United States stockholder, and will reduce the adjusted tax basis that each United States stockholder has in our stock by the amount of the distribution, but not below zero. Distributions in excess of current and accumulated earnings and profits that exceed the United States stockholder’s adjusted tax basis in its stock generally will be taxable as capital gain, and will be taxable as long-term capital gain if the stock has been held for more than one year. The calculation of the amount of distributions that are applied against or exceed adjusted tax basis are made on a share-by-share basis. If we declare a dividend in October, November, or December of any calendar year that is payable to stockholders of record on a specified date in such a month and actually pay the dividend during January of the following calendar year, the dividend is deemed to be paid by us and received by the stockholder on December 31st of the year preceding the year of payment. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.
Capital Gain Distributions
      We can designate distributions as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. Distributions designated by us as capital gain dividends will be taxable to United States stockholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the United States stockholder has held its shares. United States stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains
      We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we were to make this election, we would pay federal income tax at regular corporate rates on such retained capital gains. In such a case, our stockholders would generally:

•	include their proportionate share of our undistributed net capital gains in their taxable income as a long term capital gain for federal income tax purposes;

•	be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and receive a credit or refund to the extent that the tax paid by us exceeds their tax liability on the undistributed capital gain.

•	increase the adjusted basis of their stock by the difference between the amount of their share of our undistributed net capital gain and their share of the federal income tax paid by us.
      Based on the source of our capital gain, capital gain dividends or undistributed capital gain will generally be taxed to non-corporate United States stockholders at a maximum rate of 15% (20% for sales occurring after December 31, 2008) or 25%.
Ownership of Residual Interests in REMICs
      If a REIT holds a residual interest in a REMIC, its stockholders will be subject to a tax on their share of the excess of the REIT’s “excess inclusion” income, as defined in Section 860E of the Internal Revenue Code, over the taxable income of the REIT. REIT stockholders generally may not offset their share of excess inclusion income with any current, carryforward or carryback net operating losses. Tax exempt entities that own shares in a REIT must treat their allocable share of excess inclusion income as unrelated business taxable income. Any portion of a REIT dividend paid to foreign stockholders that is allocable to excess inclusion income will not be eligible for exemption from the 30% withholding tax (or reduced treaty rate) on dividend income. If shares of a REIT that owns a residual REMIC interest are acquired by “disqualified organizations,” than the REIT will be subject to an entity level tax, at the highest rate of tax imposed on corporations, on the excess inclusion amounts allocated to such stockholders. For this purpose, disqualified organizations include state or governmental entities, any instrumentalities or agencies of the foregoing and any other organization that is exempt from income tax and not subject to unrelated business income taxation. If imposed, such entity level tax is deductible to the REIT. If we securitize loans using a REMIC, we intend to do so through one or more taxable REIT subsidiaries. We cannot assure you, however, that all our securitization transactions utilizing REMICs will be conducted through a taxable REIT subsidiary. We may also securitize mortgage assets through the issuance of non-REMIC securities. The issuance of such instruments, however, may result in us or a portion of our assets being classified as a “taxable mortgage pool” under Section 7701(i) of the Internal Revenue Code. If we or a portion of our assets is considered a taxable mortgage pool for federal income tax purposes, a portion of our taxable income may, under regulations to be issued by the U.S. Treasury Department, be characterized as “excess inclusion” income. Although we intend to securitize our assets so as to avoid classification as a taxable mortgage pool, we cannot assure you that the Internal Revenue Service could not successfully maintain that such taxable mortgage pool exists.
Passive Activity Losses, Investment Interest Limitations and Other Considerations of Holding Our Stock
      Distributions we make, undistributed net capital gain includible in income and gains arising from the sale or exchange of our stock by a United States stockholder will not be treated as passive activity income. As a result, United States stockholders will not be able to apply any “passive losses” against income or gains relating to our stock. With respect to non-corporate stockholders, dividends that do not constitute a return of capital that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation. However, net capital gain from the disposition of shares (or distributions treated as such), capital gain dividends and dividends taxed at the net capital gain rate generally will be excluded from investment income except to the extent the stockholder elects to treat such net capital gain or dividends as ordinary income for federal income tax purposes.

      If we, or a portion of our assets, were to be treated as a taxable mortgage pool, or if we were to acquire REMIC residual interests, our stockholders (other than certain thrift institutions) may not be permitted to offset certain portions of the dividend income they derive from our shares with their current deductions or net operating loss carryovers or carrybacks. The portion of a stockholder’s dividends that will be subject to this limitation will equal its allocable share of our “excess inclusion” income, as defined in Section 860E of the Internal Revenue Code. See “— Ownership of Residual Interests in REMICs.”
Dispositions of Stock
      A United States stockholder that sells or disposes of our stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash or the fair market value of any property the stockholder receives on the sale or other disposition and the stockholder’s adjusted tax basis in the stock. This gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the stockholder has held the stock for more than one year. However, any loss recognized by a United States stockholder upon the sale or other disposition of our stock that the stockholder has held for six months or less will be treated as long-term capital loss to the extent the stockholder received distributions from us that were required to be treated as long-term capital gains. The deductibility of capital losses is limited.
Information Reporting and Backup Withholding
      We report to our United States stockholders and the IRS the amount of dividends paid during each calendar year, along with the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid and redemption proceeds unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifying as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States stockholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. A United States stockholder can meet this requirement by providing us with a correct, properly completed and executed copy of IRS Form W-9 or a substantially similar form. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability, if any, and otherwise be refundable, provided the proper forms are filed on a timely basis. The backup withholding tax rate currently is 28%.
      In addition, we may be required to withhold a portion (currently, 35%) of capital gain distributions made to any stockholders who fail to certify their non-foreign status.
Taxation of Tax-Exempt Stockholders
      Provided that a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Internal Revenue Code, i.e., property the acquisition or holding of which is or is treated as financed through a borrowing by the tax-exempt United States stockholder, and the stock is not otherwise used in an unrelated trade or business, dividend income on our stock and income from the sale of our stock generally should not be unrelated business taxable income to a tax-exempt stockholder. However, if we were to hold residual interests in a REMIC, or if we or a pool of our assets were to be treated as a taxable mortgage pool, a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income. See “— Ownership of Residual Interests in REMICs.” Although we do not believe that we, or any portion of our assets, will be treated as a taxable mortgage pool, we cannot assure you that the IRS might not successfully maintain that such a taxable mortgage pool exists.
      For tax-exempt stockholders that are social clubs, voluntary employees’ beneficiary associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our stock will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our stock. Any such investors should consult their tax advisors concerning these “set aside” and reserve requirements.
      Notwithstanding the above, however, a substantial portion of the dividends received with respect to our stock may constitute unrelated business taxable income if we are treated as a “pension-held REIT” and you are a trust which:

•	is described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10%, by value, of our equity interests.
      Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.”
      A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by a qualified trust shall be treated, for purposes of the 5/50 rule, described above, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.
      The percentage of any REIT dividends treated as unrelated business taxable income under these rules is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, less directly related expenses, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income, less directly related expenses, of the REIT.
      A de minimis exception applies where this percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a pension-held REIT.
Taxation of Non-United States Stockholders
      The rules governing U.S. federal income taxation of non-United States stockholders are complex, and no attempt will be made herein to provide more than a summary of these rules. “Non-United States stockholders” mean beneficial owners of shares of our stock that are not United States stockholders (as such term is defined in the discussion above under the heading entitled “Taxation of Taxable United States Stockholders”).
      PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING ANY REPORTING REQUIREMENTS.
      Distributions to non-United States stockholders that are neither attributable to gain from our sale or exchange of U.S. real property interests nor designated by us as capital gain dividends or retained capital gains will be treated as dividends to the extent that they are made out of our current or accumulated earnings and profits. These distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. Under some treaties, lower withholding rates do not apply to dividends from REITs. However, if income from an investment in our stock is treated as effectively connected with the non-United States stockholder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-United States stockholder), the non-United States stockholder generally will be subject to federal income tax at graduated rates in the same manner as United States stockholders are taxed with respect to those distributions, and also may be subject to the 30% branch profits tax in the case of a non-United States stockholder that is a corporation, unless a treaty reduces or eliminates these taxes. We expect to withhold federal income tax at the rate of 30% on the gross amount of any dividend distributions (other than capital gain dividends or distributions attributable to gain from the sale or exchange of U.S. real property interests) made to a non-United States stockholder unless:

•	a lower treaty rate applies and any required form, for example IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-United States stockholder with us; or

•	the non-United States stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.
      Any portion of the dividends paid to non-United States stockholders that is treated as “excess inclusion” income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. See “— Ownership of Residual Interests in REMICs.”
      Distributions in excess of our current and accumulated earnings and profits that are neither attributable to the gain from our disposition of a U.S. real property interest nor designated by us as capital gain dividends will not be taxable to non-United States stockholders to the extent that these distributions do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of that stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-United States stockholder’s stock, these distributions will give rise to a federal income tax liability if the non-United States stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are creditable against U.S. federal income tax liability, if any, or refundable by the IRS to the extent the distribution is subsequently determined to be in excess of our current and accumulated earnings and profits and the proper forms are filed with the IRS by the stockholder on a timely basis. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution that is neither attributable to the gain from the disposition of a U.S. real property interest nor designated by us as capital gain dividends, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.
      Distributions that are designated by us as capital gain dividends which are not attributable to gain from the sale or exchange of a U.S. real property interest generally will not be subject to income taxation, unless (1) investment in our stock is effectively connected with the non-United States stockholder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-United States stockholder), in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to such gain (and a corporate non-United States stockholder may also be subject to the 30% branch profits tax), or (2) the non-United States stockholder is a non-resident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s capital gains.
      For any year in which we qualify as a REIT, distributions whether or not designated as capital gain dividends that are attributable to gain from the sale or exchange of a U.S. real property interest, which includes some interests in real property, but generally does not include an interest solely as a creditor in mortgage loans or mortgage-backed securities, will be taxed to a non-United States stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-United States stockholder as if that gain were effectively connected with the stockholder’s conduct of a U.S. trade or business. Non-United States stockholders thus would be taxed at the normal capital gain rates applicable to United States stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution paid to a non-United States stockholder that we designate (or, if greater, the amount that we could designate) as a capital gains dividend. The amount on which we are required to withhold includes capital gains not subject to FIRPTA. The amount withheld is creditable against the non-United States stockholder’s tax liability, or refundable to the extent in excess of such tax liability, provided the proper forms are filed on a timely basis.
      Gains recognized by a non-United States stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a domestically controlled REIT, which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-United States stockholders. We currently expect that we will be a domestically controlled REIT. We cannot, however, assure you that we will be or that we will remain a domestically controlled REIT. Even if we are not a domestically controlled REIT, however, a non-United States stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of our stock under FIRPTA if our shares are traded on an established securities market in the future.
      If gain from the sale of the stock were subject to taxation under FIRPTA, the non-United States stockholder would be subject to the same treatment as United States stockholders with respect to that gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. In addition, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.
      Gains not subject to FIRPTA will be taxable to a non-United States stockholder if the non-United States stockholder’s investment in the stock is effectively connected with a trade or business in the U.S. (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-United States stockholder), in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to that gain; or the non-United States stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.
Information Reporting and Backup Withholding for Non-United States Stockholders
      If the proceeds of a disposition of our stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding (currently at a rate of 28%) unless the disposing non-United States stockholder certifies as to his non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a foreign office of a foreign broker-dealer. If the proceeds from a disposition of our stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the U.S., then (a) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is not a foreign stockholder, and (b) information reporting will not apply if the non-United States stockholder satisfies certification requirements regarding its status as a foreign stockholder. Other information reporting rules apply to non-United States stockholders, and prospective non-United States stockholders should consult their own tax advisors regarding these requirements.

Possible Legislative or Other Action Affecting Tax Consequences
      You should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could affect the tax consequences of an investment in us.
State, Local and Foreign Taxation
      We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, a stockholder’s state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, prospective investors should consult their tax advisors regarding the effect of state, local and foreign tax laws on an investment in our stock.
ERISA AND OTHER EMPLOYEE BENEFIT PLAN CONSIDERATIONS
General
      Each prospective purchaser that is an employee benefit plan or trust within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including employee benefit plans and trusts maintained by churches, governments and non-U.S. entities, or an individual retirement account or annuity (“IRA”) or a “Keogh” plan subject to Section 4975 of the Internal Revenue Code (collectively, “Plans” and individually, a “Plan”) should consider carefully the matters described below in determining whether to make an investment in our common stock.
      ERISA imposes certain general and specific responsibilities on fiduciaries with respect to “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to the provisions of Title I of ERISA (collectively, “ERISA Plans” and individually, an “ERISA Plan”). The term “ERISA Plans,” for purposes of this prospectus, includes entities whose underlying assets are deemed “plan assets” by reason of an employee benefit plan’s investment in such entity. These responsibilities include the requirements of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing such plan.
      In determining whether a particular investment is appropriate for a Plan, the fiduciary of the Plan should give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, including, but not limited to, the matters discussed above under “Risk Factors” and the anticipated cash flow needs of the Plan. For example, a fiduciary should consider whether an investment in our common stock may be too illiquid or too speculative for a particular Plan, and whether the assets of the Plan would be sufficiently diversified after any such investment, or the possibility that the investment might generate unrelated business taxable income within the meaning of Section 511 through 514 of the Internal Revenue Code. Any fiduciary of a Plan that proposes to cause such Plan to purchase our common stock should consult with his, her or its own legal and tax advisors with respect to the potential applicability of ERISA and the Internal Revenue Code to such investment and the consequences of such investment under ERISA and the Internal Revenue Code. Moreover, each fiduciary of a Plan should determine whether, under the general fiduciary standards of ERISA or other applicable law, an investment in our common stock is appropriate for the Plan, taking into account the overall investment policy of the Plan and the overall composition of the Plan’s investment portfolio.

ERISA Plan Assets
      Generally, when an ERISA Plan invests in an entity, the ERISA Plan’s assets include its investment but do not, solely by reason of its investment, include any of the underlying assets of the entity. A pertinent regulation under ERISA (29 CFR Section 2510.3-101, the “Plan Assets Regulation”) provides, however, that when an ERISA Plan invests in an equity interest in an entity that is neither a publicly-offered security nor a security issued by an investment company registered under the Investment Company Act of 1940, the plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity (i.e., the plan’s fiduciaries are required to “look through” the investment vehicle and treat each underlying asset of the investment vehicle as an asset of the plan), unless (a) the entity is an operating company or (b) equity participation in the entity by benefit plans is not significant. Under this regulation, equity participation in an entity by benefit plans is deemed “significant” if 25% or more of the value of any class of equity interests is held by benefit plan investors. For this purpose, the Plan Assets Regulation defines the term “benefit plan investors” broadly to include not only all types of ERISA employee benefit plans, but also employee benefit plans that are not themselves subject to ERISA, such as foreign, church and governmental plans, as well as individual retirement accounts and individual retirement annuities.
      When the underlying assets of an entity are deemed to be ERISA Plan assets, transactions in which the entity participates are considered transactions involving ERISA Plan assets, raising prohibited transaction considerations under ERISA and/or the Internal Revenue Code. Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit certain transactions involving the assets of ERISA Plans, as well as those Plans that are not subject to ERISA but which are subject to Section 4975 of the Internal Revenue Code, such as individual retirement accounts and individual retirement annuities, and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Internal Revenue Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code, and the transaction might have to be rescinded. A fiduciary who causes a Plan that is subject to the prohibited transaction rules to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the Plan and may be subject to other potential remedies. In addition, if a non-exempt prohibited transaction occurs with respect to a Plan that is an individual retirement account or individual retirement annuity, the Plan may lose its tax-favored status and all of its assets may be deemed distributed and taxable in the year the transaction occurs.
      Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Internal Revenue Code, may nevertheless be subject to local, state or other Federal laws that are substantially similar to the foregoing provisions of ERISA and the Internal Revenue Code. Fiduciaries of any such plans should consult with their counsel before purchasing our common stock.
      We intend that the company constitute an operating company (within the meaning of that term as defined in the Plan Assets Regulation). If for any reason our assets are deemed to be “plan assets” of an ERISA Plan because we fail to be an operating company or because we do not qualify for any other exception under the Plan Assets Regulation, certain transactions that we might enter into, or may have entered into, in the ordinary course of our business might constitute non-exempt “prohibited transactions” under Section 406 of ERISA or Section 4975 of the Internal Revenue Code and might have to be rescinded and may give rise to prohibited transaction excise taxes and fiduciary liability, as described above. In addition, if our assets were deemed to be assets constituting “plan assets” of an ERISA Plan, our management may be considered to be plan fiduciaries under ERISA and the Internal Revenue Code. Moreover, if our underlying assets were deemed to constitute “plan assets,” there are several other provisions of ERISA that could be implicated for an ERISA Plan if it were to acquire and hold our common stock either directly or by investing in an entity whose underlying assets are deemed to be assets of the ERISA Plan.

SHARES ELIGIBLE FOR FUTURE SALE
      Future sales of substantial amounts of our common stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through further offerings of equity securities.
      As of May 17, 2005, we had 25,472,581 outstanding shares of common stock and outstanding options to purchase 260,500 shares of our common stock, with an additional 650,348 shares of our common stock reserved for issuance upon exercise of other options and shares of restricted stock that may be granted in the future under our 2003 Equity Incentive Plan. The number of shares of common stock that may be issued pursuant to awards granted under the 2003 Equity Incentive Plan is limited to 1,758,848 shares of common stock. On December 15, 2004, we filed a registration statement on Form S-8 to register our issuance of common shares under our 2003 Equity Incentive Plan.
      All of the shares sold in our initial public offering and all of the shares that may be sold, from time to time, under this registration statement (provided that we have not temporarily suspended sales hereunder) are freely tradable by the purchasers without restriction under the Securities Act, except for any shares that were purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
      “Restricted” shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144, 144A or 701 under the Securities Act. Accordingly, 182,500 of the shares we issued on October 8, 2003, the 207,000 shares we issued on January 29, 2004, the 113,000 shares we issued on March 23, 2004, the 111,750 shares we issued on August 5, 2004, and 230,000 of the shares we issued on May 8, 2005 are “restricted” securities and, in the absence of an effective resale registration statement, will become eligible for resale under Rule 144 in limited quantities beginning one year after their issuance. In addition, if sales under this registration statement or our registration statement on Form S-8 are temporarily suspended, (i) 1,075,000 shares issued on October 8, 2003 registered hereunder (ii) 1,000,000 shares issued on February 4, 2004 registered hereunder and (iii) 28,500 shares issued on May 8, 2005 and registered on Form S-8 may be sold subject to the provisions of Rule 144. In general, under Rule 144 as currently in effect, one year after the later of the date of acquisition of restricted shares from us or from any of our affiliates, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then outstanding common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 also are subject to various manner of sale provisions, notice requirements and the availability of current public information about us that will be satisfied so long as we timely file periodic reports under the Exchange Act. We cannot assure you that we will file such reports in a timely manner. If two years have elapsed since the date of acquisition of restricted shares from us or from any of our affiliates, and if the acquiror or subsequent holder thereof is deemed not to have been one of our affiliates at any time during the three months preceding a sale, such person may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.
DESCRIPTION OF CAPITAL STOCK AND MATERIAL PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION
      This section describes the general terms of our capital stock. The following summary describes the material terms of our certificate of incorporation and bylaws and applicable provisions of the Delaware General Corporation law. This description is qualified in its entirety by reference to our certificate of incorporation and bylaws, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and the provisions of the Delaware General Corporation Law. You should read our certificate of incorporation and bylaws for the provisions that are important to you.

Capital Stock
      Under our certificate of incorporation, we have authority to issue up to 135,000,000 shares of stock, consisting of 100,000,000 shares of common stock, par value $0.01 per share, 25,000,000 shares of excess stock, par value $0.01 per share (“Excess Stock”) (as described below), and 10,000,000 shares of preferred stock, par value $0.01 per share. As of May 17, 2005, 25,472,581 shares of our common stock were issued and outstanding. In addition, in order to comply with certain REIT qualification requirements, in January 2004 we issued and sold 125 shares of our Series A Cumulative Redeemable Preferred Stock.

Common Stock
      Subject to the provisions of our certificate of incorporation regarding Excess Stock, holders of common stock are entitled to one vote for each share of common stock owned of record on all matters to be voted on by stockholders, including the election of directors (other than amendments to our certificate of incorporation that relate solely to the terms of our outstanding shares of preferred stock). Subject to the provisions of our certificate of incorporation regarding Excess Stock, the holders of common stock are entitled to receive such distributions, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock
      Under our certificate of incorporation, the board of directors is authorized, subject to certain limitations and without further stockholder approval, to issue from time to time one or more series of our preferred stock, with such distinctive designations, powers, rights and preferences as shall be determined by the board of directors. Preferred stock will be available for possible future financings, acquisitions and general corporate purposes without any legal requirement that we obtain any stockholder authorization. The issuance of preferred stock could have the effect of making an attempt to gain control of the company more difficult by means of a merger, tender offer, proxy contest or otherwise. The preferred stock, if issued, may have a preference on distribution payments that could affect our ability to make dividend distributions to holders of our common stock.

Series A Cumulative Redeemable Preferred Stock
      We have authorized 500 shares of Series A Cumulative Redeemable Preferred Stock, of which 125 shares are issued and outstanding as of the date of this prospectus. With respect to dividends and distributions upon our liquidation, winding-up and dissolution, the Series A Preferred Stock ranks senior to our common stock. The liquidation preference of the Series A Preferred Stock is $1,000 per share plus any accumulated but unpaid dividends and interest on unpaid dividends, if applicable. We issued the shares of Series A Preferred Stock in January 2004 in order to comply with certain REIT qualification requirements.
      Dividends. Dividends on the Series A Preferred Stock are payable in cash quarterly at a rate of 12.5% of the liquidation preference per year. To the extent not paid quarterly, unpaid dividends will accrue interest at the simple per annum rate of 12.5% on the amount of the unpaid dividends through the date on which the unpaid distributions are paid in full.
      Redemption. We may redeem the shares of Series A Preferred Stock, in whole or in part, at our option at any time for a per share amount equal to the liquidation preference plus all accrued but unpaid dividends and any interest on unpaid dividends through the date of redemption. In addition, we are required to pay a redemption premium upon the redemption of the Series A Preferred Stock. The redemption premium is $200 per share if the Series A Preferred Stock is redeemed on or before December 31, 2005, $150 per share if the Series A Preferred Stock is redeemed after December 31, 2005 and on or before December 31, 2006, $100 per share if the Series A Preferred Stock is redeemed after December 31, 2006 and on or before December 31, 2007, and $50 per share if the Series A Preferred Stock is redeemed after December 31, 2007 and on or before December 31, 2008.

      Voting. Except as expressly permitted in our certificate of incorporation and except as required by applicable law, the holders of shares of Series A Preferred Stock have no voting rights. Our certificate of incorporation provides that at least 90% of the votes entitled to be cast by the holders of the Series A Preferred Stock are necessary for any:

•	amendment to our certificate of incorporation that materially adversely affects the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock;

•	issuance of shares of any class or series of stock which would entitle the holders thereof to receive dividends or amounts distributable upon liquidation, dissolution or winding-up in preference, priority or parity to the holders of Series A Preferred Stock; or

•	merger or consolidation in which Origen is not the surviving entity unless as a result of the merger or consolidation the holders of Series A Preferred Stock receive equity securities of the acquiror with preferences, rights and privileges not materially inferior to the preferences, rights and privileges of the Series A Preferred Stock.
Certain Provisions of our Certificate of Incorporation
      Two of the requirements for qualification as a REIT are that (i) during the last half of each taxable year for which a REIT election is in effect (other than the first such taxable year), not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals (the “5/50 Rule”) and (ii) there must be at least 100 stockholders on 335 days of each taxable year (other than the first taxable year for which a REIT election is made) of 12 months.
      In order that we may meet these requirements, our certificate of incorporation generally prohibits any individual from acquiring or holding, directly or indirectly, shares of any class or series of our stock in excess of 9.25% of the outstanding shares of such class or series. For this purpose, the term “ownership” is defined in accordance with the REIT provisions of the Internal Revenue Code and the constructive ownership provisions of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Internal Revenue Code. Our board of directors has the authority under our certificate of incorporation, subject to certain limitations, to exempt individuals from the 9.25% ownership restriction. In addition, our certificate of incorporation prohibits any transfer of shares of our stock that would cause our stock to be beneficially held by less than 100 persons, determined without respect to any rules of attribution. Subject to certain limitations, our board of directors may increase or decrease the ownership limitations or waive the limitations for individual investors to the extent such action does not affect our qualification as a REIT.
      For purposes of the 5/50 Rule, the constructive ownership provisions applicable under Section 544 of the Internal Revenue Code (i) attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, (ii) attribute ownership of securities owned by certain family members to other members of the same family, and (iii) treat securities with respect to which a person has an option to purchase as actually owned by that person. These rules will be applied in determining whether a person holds shares of stock in violation of the ownership limitations set forth in the certificate of incorporation. Accordingly, under certain circumstances, shares of any class or series of stock owned by a person who individually owns less than 9.25% of the shares outstanding of any such class or series of stock may nevertheless be in violation of the ownership limitations set forth in the certificate of incorporation. Ownership of shares of common stock through such attribution is generally referred to as constructive ownership. The 100 stockholder test is determined by actual, and not constructive, ownership.
      Our certificate of incorporation further provides that if any transfer of shares of common stock which, if effective, would result in any person beneficially or constructively owning shares of common stock in excess or in violation of the above transfer or ownership limitations, then any such purported transfer will be void and of no force and effect with respect to the purported transferee (the “Prohibited Transferee”) as to that number of shares in excess of the ownership limit and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the ownership limit (the “Prohibited Owner”) shall cease to own any right or interest) in such shares in excess of the ownership limit. Any such excess shares described above will be converted automatically into an equal number of shares of Excess Stock (the “Excess Shares”) and transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us (the “Beneficiary”). Such automatic transfer shall be deemed to be effective as of the close of business on the trading day prior to the date of such violative transfer. As soon as practical after the transfer of shares to the trust, the trustee of the trust (who shall be designated by us and be unaffiliated with us and any Prohibited Transferee or Prohibited Owner) will be required to sell such Excess Shares to a person or entity who could own such shares without violating the ownership limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such Excess Shares or the sales proceeds received by the trust for such Excess Shares. In the case of any Excess Shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such Excess Shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such Excess Shares as of the date of such event or the sales proceeds received by the trust for such Excess Shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such Excess Shares by the trust, the trustee will be entitled to receive in trust for the Beneficiary all distributions paid with respect to such Excess Shares.
      In addition, shares of our stock held in the trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, accepts such offer. We shall have the right to accept such offer for a period of 90 days. Upon such a sale to us or our designee, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner.
      These restrictions do not preclude settlement of transactions through the Nasdaq National Market.
      “Market price” mean the last sales price reported on the New York Stock Exchange of our common stock on the trading day immediately preceding the relevant date, or if not then traded on the New York Stock Exchange, the last reported sales price of our common stock on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which our common stock may be traded, or if not then traded over any exchange or quotation system, then the market price of our common stock on the relevant date as determined in good faith by the board of directors.
      Thirty days after January 1 of each year, every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of the outstanding shares or any class or series of our stock, is required to notify us in writing of its name and address, the number of shares of each class and series of our stock it beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations.
Indemnification of Directors and Officers
      Our certificate of incorporation provides that the personal liability of any director to us or our stockholders for money damages is limited to the fullest extent allowed by Delaware law as amended or interpreted. Our certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. Delaware law does not affect the potential liability of directors to third parties, such as our creditors.

      Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. Delaware law generally permits indemnification of directors and officers against certain costs, liabilities and expenses that any such person may incur by reason of serving in such positions if: (i) the director or officer acted in good faith; (ii) the director or officer acted in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation; and (iii) in the case of criminal proceedings, the director or officer had no reasonable cause to believe that the conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Certain Limitations on Changes in Control
      Certain provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws summarized below may have an anti-takeover effect. This may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the current fair market value of for its shares.
Anti-Takeover Statute
      Section 203 of the Delaware General Corporation Law is applicable to certain types of corporate takeovers. Subject to specified exceptions listed in the statute, Section 203 of the Delaware General Corporation Law provides that a corporation subject to the statute may not engage in any “business combination” with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding specified shares; or

•	on or after that date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      Under Section 203 of the Delaware General Corporation Law, a “business combination” includes, among other things:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	certain transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

•	certain transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; and

•	receipt by the interested stockholder of a financial benefit provided by or through the corporation.
      Except as specified in Section 203 of the Delaware General Corporation Law, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the relevant date; or

•	the affiliate and associate of such person.
      Under specific circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption. Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.
DIVIDEND REINVESTMENT PLAN
      We may implement a dividend reinvestment plan whereby stockholders automatically reinvest their dividends in common stock. Details about any such plan would be sent to stockholders following adoption thereof by the board of directors, in compliance with any applicable securities laws and regulations.
PRINCIPAL STOCKHOLDERS
      The following table sets forth, as of May 17, 2005, the shareholdings of: (a) each person known to us to be the beneficial owner of more than 5% of our common stock; (b) each of our directors; (c) each Named Executive Officer; and (d) all of our executive officers and directors as a group, based upon information available to us.
      Except as otherwise noted, the beneficial owners named in the following table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable.

	Beneficial Ownership		Beneficial Ownership
	Before Offering		After Offering

Name and Address of Beneficial Owner	Shares	Percent(1)	Shares	Percent(1)

Ronald A. Klein(2)	371,666	1.5%	321,666	1.3%
27777 Franklin Road, Suite 1700 Southfield, MI 48034
Gary A. Shiffman(3)	5,015,833	19.7%	10,833	*
27777 Franklin Road, Suite 200 Southfield, MI 48034
Paul A. Halpern(4)	2,765,833	10.9%	10,833	*
2300 Harmon Road Auburn Hills, MI 48326
Richard H. Rogel(5)	40,833	*	15,833	*
56 Rose Crown Avon, CO 81260
Michael J. Wechsler(5)	15,833	*	15,833	*
625 Madison Avenue New York, NY 10021

	Beneficial Ownership		Beneficial Ownership
	Before Offering		After Offering

Name and Address of Beneficial Owner	Shares	Percent(1)	Shares	Percent(1)

James A. Williams(5)	15,833	*	15,833	*
380 N. Old Woodward Ave, Suite 300 Birmingham, MI 48009
J. Peter Scherer(6)	90,000	*	90,000	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034
W. Anderson Geater, Jr.(6)	92,800	*	92,800	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034
Mark W. Landschulz(6)	97,500	*	97,500	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034
Benton E. Sergi(7)	29,583	*	29,583	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034
Sun OFI, LLC(8)	5,000,000	19.6%	0	*
27777 Franklin Road, Suite 200 Southfield, MI 48034
Woodward Holding, LLC(9)	2,750,000	10.8%	0	*
2300 Harmon Road Auburn Hills, MI 48326
Third Avenue Management LLC(10)	1,721,559	6.8%	1,721,559	6.8%
622 Third Avenue, 32nd Floor New York, NY 10017
A. W. Asset Management, L.L.C.(11)	1,492,300	5.9%	1,492,300	5.9%
535 Madison Avenue, 26th Floor New York, NY 10022
All directors and executive officers as a group (13 persons)(12)	7,633,854	29.8%	808,854	3.1%

*	Holdings represent less than 1% of all shares outstanding.

(1)	In accordance with SEC regulations, the percentage calculations are based on 25,472,581 shares of common stock issued and outstanding as of May 17, 2005, plus shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005 by each individual or entity listed.

(2)	Includes (i) 10,000 shares held in a trust of which Mr. Klein is the beneficiary, and (ii) 16,666 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005.

(3)	Includes (i) 5,000,000 shares held by Sun OFI, LLC, an affiliate of Sun Communities, Inc., which are attributed to Mr. Shiffman because he is the Chairman, President and Chief Executive Officer of Sun Communities, Inc., and (ii) 3,333 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005. Mr. Shiffman disclaims beneficial ownership of the shares held by Sun OFI, LLC. Does not include 1,025,000 shares held by Shiffman Origen LLC. Mr. Shiffman has an indirect pecuniary interest in approximately 9% of the shares held by Shiffman Origen LLC but does not have share voting or investment control over the shares held by this entity.

(4)	Includes (i) 1,750,000 shares held by Woodward Holding, LLC, which are attributed to Mr. Halpern because he is its sole manager, (ii) 3,333 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005, and (iii) 1,000,000 shares subject to an option granted to Woodward Holding, LLC by Sun OFI, LLC that is currently exercisable and expires on

January 15, 2006. Mr. Halpern disclaims beneficial ownership of the shares held by Woodward Holding, LLC.

(5)	Includes 3,333 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005.

(6)	Includes 10,000 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005.

(7)	Includes 8,333 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005.

(8)	Sun OFI, LLC is an affiliate of Sun Communities, of which Mr. Shiffman is the Chairman, President and Chief Executive Officer. Mr. Shiffman is the sole manager of Sun OFI, LLC. Mr. Shiffman has sole share voting and investment control over the shares held by Sun OFI, LLC. Mr. Shiffman disclaims beneficial ownership of the shares held by Sun OFI, LLC.

(9)	Includes 1,000,000 shares subject to an option granted to Woodward Holding, LLC by Sun OFI, LLC that is currently exercisable and expires on January 15, 2006. Mr. Halpern is the sole manager of Woodward Holding, LLC. Mr. Halpern has sole share voting and investment control over the shares held by Woodward Holding, LLC. Mr. Halpern disclaims beneficial ownership of the shares held by Woodward Holding, LLC.

(10)	Based on information contained in a Schedule 13G filed with the SEC on April 29, 2005, Third Avenue Management LLC has sole voting power with respect to 1,673,209 of these shares and sole dispositive power with respect to all 1,721,559 of these shares.

(11)	Based on information contained in a Schedule 13G/ A filed with the SEC on February 9, 2005, A. W. Asset Management, L.L.C. serves as an investment adviser to, and holds these shares for the account of, a number of hedge funds and managed accounts and A. W. Asset Management, L.L.C. disclaims beneficial ownership of the shares of common stock held by the funds, except to the extent of any pecuniary interest.

(12)	Includes 94,996 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005.

SELLING STOCKHOLDERS
      The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of their shares of common stock listed on the table below. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.
      The table below sets forth the name of each selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus as of March 31, 2004. Except as noted below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.
      Based on the information provided to us by the selling stockholders, assuming that the selling stockholders sell all of the shares of common stock beneficially owned by them that have been registered by us and do not acquire any additional shares of stock during this offering, each selling stockholders will not own any shares of common stock other than the shares of common stock appearing in the column entitled “Beneficial ownership after resale offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

				Shares Offered
				Pursuant to
	Beneficial Ownership			This Prospectus	Beneficial Ownership
	Prior to Resale Offering			(Maximum	After Resale Offering(1)
				Number That
Selling Stockholder	Number		Percent(2)	May Be Sold)	Number		Percent(2)

Sun OFI, LLC	5,000,000		19.6%	5,000,000	—		—
Woodward Holding, LLC	2,750,000	(3)	10.8%	1,750,000	—		—
Shiffman Origen, LLC	1,025,000		4.0%	1,025,000	—		—
DB Structured Finance Americas, LLC	1,000,000	(4)	3.9%	1,000,000	—		—
Perry Capital	500,000		2.0%	500,000	—		—
TIAA CREF Investment Management	250,000		1.0%	250,000	—		—
Ritchie Long/Short Trading, Ltd.	200,000		*	200,000	—		—
Hermelin Family Investments, LLC	200,000		*	200,000	—		—
Steven G. Friedman	150,000		*	150,000	—		—
Roman S. Ferber	150,000		*	150,000	—		—
Alon Kaufman	150,000		*	150,000	—		—
Fidelity Securities Trust: Fidelity Real Estate Income Fund	100,000	(4)	*	100,000	—		—
Ronald A. Klein	371,666	(5)	1.5%	50,000	321,666	(5)	1.3%
Richard H. Rogel	40,833	(6)	*	25,000	15,833	(6)	*
Drake Associates, LP	25,000		*	25,000	—		—

*	Holdings represent less than 1% of all shares outstanding.

(1)	Assumes that each named selling stockholder sells all of the shares of our common stock it holds that are covered by this prospectus and neither acquires nor disposes of any other shares, or right to purchase other shares, of our common stock subsequent to the date as of which it provided information to us regarding its holdings. Because the selling stockholders are not obligated to sell all or any portion of the shares of our common stock shown as offered by them, we cannot estimate the actual number of shares of our common stock that will be held by any selling stockholder upon completion of this offering.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 25,472,581 shares of common stock outstanding as of May 17, 2005. In calculating the amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of any options to purchase common stock held by the selling stockholder, however we did not assume the exercise of any other holders’ options.

(3)	Includes 1,000,000 shares subject to an option granted to Woodward Holding, LLC by Sun OFI, LLC that is currently exercisable and expires on January 15, 2006.

(4)	This selling stockholder identified itself to us as a broker-dealer, or an affiliate of a broker-dealer, and represented to us that (a) the shares of common stock shown above as being offered by such selling stockholder were purchased by such selling stockholder in the ordinary course of business, and (b) at the time of such purchase, such selling stockholder had no arrangements or understandings, directly or indirectly, with any person to distribute such shares of common stock.

(5)	Includes (i) 10,000 shares held in a trust of which Mr. Klein is the beneficiary, and (ii) 16,666 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005.

(6)	Includes 3,333 shares of common stock that may be acquired pursuant to options exercisable within 60 days of May 17, 2005.

PLAN OF DISTRIBUTION
      We are registering the shares of our common stock covered by this prospectus to permit holders to conduct public secondary trades of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of the shares of our common stock by the selling stockholders. We have been advised by the selling stockholders that the selling stockholders or pledgees, donees or transferees of, or other successors in interest to, the selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time either:

•	directly; or

•	through underwriters, broker-dealers or agents, who may act solely as agents or who may acquire the shares of our common stock as principals or as both, and who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or from the purchasers of the shares of our common stock for whom they may act as agent (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).
      Unless otherwise permitted by law, if the shares are to be sold pursuant to this prospectus by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, then we must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
Determination of Offering Price
      Except as may be described in any prospectus supplement accompanying this prospectus, the selling stockholders may offer their shares of common stock pursuant to this prospectus at fixed prices, which may be changed, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The offering price will be determined by the participants in the purchase and sale (or other transfer) transaction based on factors they consider important.
      No public market currently exists for shares of our common stock. An active trading market for our shares might not develop. Even if an active market does develop, the public price at which our shares trade in the future might be below the offering price.
      The aggregate proceeds to the selling stockholders from the sale of the shares of our common stock offered by them hereby will be the purchase price of the shares of our common stock less discounts and commissions, if any.
Methods of Distribution
      The sales described in the preceding paragraphs may be effected in transactions:

•	on any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions (which may include underwritten transactions) otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales (except that no selling stockholders may satisfy its obligations in connection with short sale or hedging transactions entered into before the effective date of the registration statement of which this prospectus is a part by delivering securities registered under such registration statement).
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the shares of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares of our common stock in the course of hedging their positions. The selling stockholders may also sell the shares of our common stock short and deliver shares of our common stock to close out short positions, or loan or pledge shares of our common stock to broker-dealers that in turn may sell the shares of our common stock. Each of the selling stockholders that is an affiliate of a registered broker-dealer has represented that it purchased the shares of common stock in the ordinary course of business and, at the time of such purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares of common stock.
      The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock which may be resold thereafter pursuant to this prospectus if the shares of common stock are delivered by the selling stockholders. However, if the shares of common stock are to be delivered by the selling stockholders’ successors in interest, unless permitted by law, we must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the successors in interest as selling stockholders under this prospectus.
      To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares of our common stock by the selling stockholders. Selling stockholders might not sell any, or might not sell all, of the shares of our common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus.
      To the extent required, upon being notified by a selling stockholder that any arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of the shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer(s), the name(s) of the selling stockholder(s) and of the participating agent, underwriter or broker-dealer(s), specific common stock to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.
      The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock and, if the selling stockholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling stockholders, in order for the shares of common stock to be sold under cover of this registration statement, unless permitted by law, we must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, secured party or other successors in interest as selling stockholders under this prospectus.
      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
      In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.
      The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the particular shares of our common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the underlying shares of our common stock.
Underwriting Discounts and Commissions, Indemnification and Expenses
      Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock pursuant to this prospectus as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares of common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).
      The selling stockholders and any brokers, dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares of our common stock pursuant to this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions. Neither we nor any selling stockholder can presently estimate the amount of such compensation. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
      Pursuant to the registration rights agreements, which appear as exhibits to the registration statement of which this prospectus is a part, we have agreed to indemnify Lehman Brothers in its capacity as the initial purchaser in our October 2003 private placement, each selling stockholder, each person, if any, who controls Lehman Brothers or a selling stockholder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, and the officers, directors, partners, employees, representatives and agents of any of the foregoing, against specified liabilities arising under the Securities Act. Each selling stockholder has agreed to indemnify us and each person, if any, who controls us within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, against specified liabilities arising under the Securities Act.
      We have agreed, among other things, to bear all expenses, other than selling expenses, commissions and discounts, and certain expenses of one counsel to the selling stockholders, in connection with the registration and sale of the shares of our common stock covered by this prospectus.
      Some of the selling stockholders, who may be deemed to be underwriters, as described above, and their affiliates engage in transactions with, and perform services for, us in the ordinary course of business and have engaged and may in the future engage in commercial banking and/or investment banking transactions with us, for which they have received or will receive, as the case may be, customary compensation.
Registration Period
      In connection with our October 2003 and February 2004 private placements, we entered into registration rights agreements pursuant to which we agreed to file the registration statement of which this prospectus is a part. The registration rights agreements appear as exhibits to the registration statement of which this prospectus is a part.
      We will use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective until the date on which no “registrable shares” (as defined in the registration rights agreements) remain outstanding, which will generally occur when all of the shares of our common stock subject to the registration rights agreements have either been resold in a registered sale or are eligible for resale under Rule 144. In addition, our obligation to keep the registration statement of which this prospectus is a part effective is subject to specified, permitted exceptions.

CUSIP Number
      The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP number refers to such restricted status.
      Any sales of common stock pursuant to this prospectus must be settled with shares of our common stock bearing our general (not necessarily restricted) common stock (CUSIP number). A selling stockholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, American Stock Transfer and Trust Company. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.
Stock Market Listing
      Our common stock is currently listed on the Nasdaq National Market and trades under the symbol “ORGN”.
Stabilization and Other Transactions
      As described above, the selling stockholders may utilize methods of sale that amount to a distribution under federal securities laws. The anti-manipulation rules under the Exchange Act, including, without limitation, Regulation M, may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time before the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered by this prospectus.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby and certain other legal matters has been passed upon for us by Jaffe, Raitt, Heuer & Weiss, Professional Corporation. In addition, the description of federal income tax consequences contained in the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences” is based upon the opinion of Jaffe, Raitt, Heuer & Weiss, Professional Corporation.
EXPERTS
      The financial statements of Origen Financial, Inc. as of December 31, 2004 and 2003 and for the periods then ended, of Origen Financial L.L.C. as of October 7, 2003 and for the period then ended, and of Origen Financial L.L.C. as of December 31, 2002 and for the year then ended have been included in this prospectus in reliance on the report of Grant Thornton LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you for free on the SEC’s website at www.sec.gov.
      As a result of our initial public offering, we are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets as of March 31, 2005 (Unaudited) and December 31, 2004	F-2
Consolidated Statements of Earnings (Unaudited) for the Three Months Ended March 31, 2005 and 2004	F-3
Consolidated Statement of Other Comprehensive Income (Unaudited) for the Three Months Ended March 31, 2005 and 2004	F-4
Consolidated Statements of Cash Flows (Unaudited) for the Three Months Ended March 31, 2005 and 2004	F-5
Notes to Consolidated Financial Statements (Unaudited)	F-6
Report of Independent Registered Public Accounting Firm	F-12
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-13
Consolidated Statements of Operations for the Year Ended December 31, 2004, the Period Ended December 31, 2003 (restated), the Period Ended October 7, 2003 and the Year Ended December 31, 2002	F-14
 Consolidated Statements of Other Comprehensive Income (Loss) for the Year Ended December 31, 2004, the Period Ended December 31, 2003 (restated), the Period Ended October 7, 2003 and the Year Ended December 31, 2002
F-15
 Consolidated Statements of Changes in Stockholders’ Equity for the Year Ended December 31, 2004, the Period Ended December 31, 2003 (restated), the Period Ended October 7, 2003 and the Year Ended December 31, 2002
F-16
Consolidated Statements of Cash Flows for the Year Ended December 31, 2004, the Period Ended December 31, 2003 (restated), the Period Ended October 7, 2003 and the Year Ended December 31, 2002	F-17
Notes to Consolidated Financial Statements	F-18

Origen Financial, Inc.
Consolidated Balance Sheet
March 31, 2005 and December 31, 2004

	March 31,	December 31,
	2005	2004

	(Unaudited)
	(In thousands, except share
	data)
ASSETS
Assets
Cash and equivalents	$5,598	$9,293
Restricted cash	10,653	9,222
Loans receivable, net of allowance for losses of $5,294 and $5,315, respectively	630,244	563,268
Investments	40,772	37,622
Furniture, fixtures and equipment, net	2,720	2,336
Goodwill	32,277	32,277
Other assets	30,295	28,529

Total assets	$752,559	$682,547

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Warehouse financing	$183,739	$107,373
Securitization financing	315,515	328,388
Repurchase Agreements	22,141	20,153
Notes payable — servicing advances	1,977	—
Recourse liability	5,665	6,603
Other liabilities	17,961	16,564

Total liabilities	546,998	479,081

Stockholders’ Equity
Preferred stock, $.01 par value, 10,000,000 shares authorized; 125 shares issued and outstanding at March 31, 2005 and December 31, 2004, respectively	125	125
Common stock, $.01 stated value, 125,000,000 shares authorized; 25,215,400 shares issued and outstanding at March 31, 2005 and December 31, 2004	252	252
Additional paid-in-capital	219,121	219,121
Accumulated other comprehensive loss	(370)	(1,807)
Unearned stock compensation	(2,131)	(2,790)
Distributions in excess of earnings	(11,436)	(11,435)

Total stockholders’ equity	205,561	203,466

Total liabilities and stockholders’ equity	$752,559	$682,547

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Consolidated Statement of Earnings
For the Three Months Ended March 31

	2005	2004

	(Unaudited)
	(In thousands, except share
	data)
Interest Income
Total interest income	$13,166	$8,770
Total interest expense	5,410	3,019

Net interest income before loan losses	7,756	5,751
Provision for credit losses	2,030	1,891

Net interest income after loan losses	5,726	3,860
Non-interest income	3,280	2,880
Non-interest Expenses
Personnel	5,481	4,402
Loan origination and servicing	414	388
State business taxes	113	90
Other operating	1,991	1,597

Total non-interest expense	7,999	6,477

NET INCOME	$1,007	$263

Weighted average common shares outstanding	24,726,729	15,686,374

Weighted average common shares outstanding, diluted	25,016,254	15,929,881

Earnings per share:
Basic	$0.04	$0.02

Diluted	$0.04	$0.02

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Consolidated Statement of Other Comprehensive Income
For the Three Months Ended March 31

	2005	2004

	(Unaudited)
	(In thousands)
Net income	$1,007	$263
Other Comprehensive Income:
Net unrealized gain on interest rate swaps	1,369	—
Less reclassification adjustment for net realized losses included in net income	68	46

Comprehensive income	$2,444	$309

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Consolidated Statement of Cash Flows
For the Three Months Ended March 31

	2005	2004

	(Unaudited)
	(In thousands)
Cash Flows From Operating Activities
Net income (loss)	$1,007	$263
Adjustments to reconcile net income (loss) to cash used in operating activities:
Provision for credit losses and recourse liability	2,080	1,891
Depreciation and amortization	1,946	1,191
Originations and purchases of loans	(87,970)	(59,143)
Principal collections on loans held for sale	16,308	11,355
Increase in other assets	(2,924)	(4,186)
Increase (decrease) in accounts payable and other liabilities	92	(1,829)

Net cash used in operating activities	(69,461)	(50,458)
Cash Flows From Investing Activities
Purchase of investment securities	(3,150)	(31,360)
Proceeds from sale of repossessed homes	3,069	2,341
Capital expenditures	(596)	(65)

Net cash used in investing activities	(677)	(29,084)
Cash Flows From Financing Activities
Net proceeds from issuance of preferred stock	—	95
Net proceeds from issuance of common stock	—	9,624
Dividends paid	(1,009)	(1,484)
Proceeds from warehouse and securitization financing	82,204	370,643
Repayment of warehouse and securitization financing	(16,729)	(292,189)
Net change in notes payable — servicing advances	1,977	(1,487)

Net cash provided by financing activities	66,443	85,202

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,695)	5,660
Cash and cash equivalents, beginning of period	9,293	6,926

Cash and cash equivalents, end of period	$5,598	$12,586

Supplemental disclosures of cash flow information:
Interest paid	$5,011	$3,153
Non cash financing activities:
Restricted common stock issued as unearned compensation	$—	$3,300
The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note A — Basis of Presentation
      These unaudited condensed consolidated financial statements of Origen Financial, Inc., a Delaware corporation (the “Company”), have been prepared pursuant to the Securities and Exchange Commission (“SEC”) rules and regulations and should be read in conjunction with the consolidated financial statements and notes thereto of the Company included in the Annual Report on Form 10-K for the year ended December 31, 2004. The following notes to consolidated financial statements present interim disclosures as required by the SEC. The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements. All such adjustments are of a normal recurring nature. Certain reclassifications have been made to prior periods’ financial statements in order to conform with current period presentation. Results for interim periods are not necessarily indicative of the results that may be expected for a full year.
Note B — Per Share Data
      Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock.
      The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic earnings per share calculation at March 31 (in thousands, except earnings per share):

	2005	2004

Numerator:
Net income	$1,007	$263
Preferred stock dividends	(4)	(4)

Income available to common shareholders	$1,003	$259

Denominator:
Weighted average common shares for basic EPS	24,727	15,686
Effect of dilutive securities:
Restricted stock awards	289	244

Weighted average common shares for diluted EPS	25,016	15,930

Basic EPS	$0.04	$0.02

Diluted EPS	$0.04	$0.02

      Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock. At March 31, 2005 the Company had 267,500 stock options outstanding that if exercised, may impact dilution.
Note C — Stock Options
      The Company has elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, since all options were granted at a fixed price not less than the fair market value of the Company’s common stock on the date of grant, no compensation cost has been recognized for its stock option plan. Had stock option costs of the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the

Origen Financial, Inc.
Notes to Consolidated Financial Statements (Unaudited) — (Continued)
methodology of SFAS 123, the pro forma effects on the Company’s net income and earnings per share would be as follows for the period ended March 31 (in thousands except income per share):

	2005	2004

Net income available to common shareholders	$1,003	$259
Stock option compensation cost	(6)	(4)

Pro forma net income available to common shareholders	$997	$255

Basic income per share as reported	$0.04	$0.02
Stock option compensation cost	—	—

Pro forma basic income per share	$0.04	$0.02

Diluted income per share as reported	$0.04	$0.02
Stock option compensation cost	—	—

Pro forma diluted income per share	$0.04	$0.02

Note D — Investments
      The Company’s investments consisted of three asset backed securities with principal amounts of $32.0 million, $6.8 million and $6.5 million. The securities are collateralized by manufactured housing loans and are classified as held-to-maturity. They have contractual maturity dates of July 28, 2033, December 28, 2033 and December 28, 2033, respectively. The securities are carried on the Company’s balance sheet at amortized cost of $40.8 million which approximates their fair value.
Note E — Allowance for Credit Losses and Recourse Liability
      The allowance for credit losses and related additions and deductions to the allowance were as follows for the period ended March 31 (in thousands):

	2005	2004

Balance at beginning of period	$5,315	$3,614
Provision for loan losses	2,030	1,891
Transfers from recourse liability	988	1,947
Gross charge-offs	(5,934)	(5,575)
Recoveries	2,895	2,274

Balance at end of period	$5,294	$4,151

      The recourse liability and related additions and transfers out of the recourse liability were as follows for the period ended March 31 (in thousands):

	2005	2004

Balance at beginning of period	$6,603	$8,740
Reimbursements for losses per recourse agreements	—	—
Provision for recourse liabilities	50	—
Transfers to allowance for credit losses	(988)	(1,947)

Balance at end of period	$5,665	$6,793

Origen Financial, Inc.
Notes to Consolidated Financial Statements (Unaudited) — (Continued)
Note F — Loans Receivable and Securitizations
      The carrying amounts of loans receivable consisted of the following (in thousands):

	March 31,	December 31,
	2005	2004

Manufactured housing loans — securitized	$388,406	$401,995
Manufactured housing loans — available for sale	252,686	170,978
Accrued interest receivable	3,444	3,285
Deferred fees	(3,076)	(3,100)
Discount on purchased loans	(5,922)	(4,575)
Allowance for loan loss	(5,294)	(5,315)

	$630,244	$563,268

      Periodically the Company securitizes manufactured housing loans. Under the current legal structure of the securitization program, the Company sells manufactured housing loans it originates and purchases to a trust for cash. The trust sells asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.
      These loan securitizations may be structured as financing transactions as opposed to sales transactions, typically by structuring the transaction to allow the Company to participate in the auction process at the scheduled termination of the existence of the qualified special purpose entity (the trust) and including a 20% clean up call. The Company structured all loan securitizations occurring before 2003 as loan sales and all loan securitizations in 2003 and 2004 as financings for accounting purposes. When securitizations are structured as financings no gain or loss is recognized, nor is any allocation made to residual interests or servicing rights. Rather, the loans securitized continue to be carried by the Company as assets, and the asset backed bonds secured by the loans are carried as a liability.
      Total principal balance of loans serviced that the Company has previously securitized and accounted for as a sale at March 31, 2005 was approximately $170.6 million. Delinquency statistics (including repossessed inventory) on those loans are as follows at March 31, 2005 (dollars in thousands):

	No. of	Principal	% of
Days Delinquent	Loans	Balance	Portfolio

31-60	100	$3,918	2.3%
61-90	34	$1,422	0.8%
Greater than 90	218	$10,144	5.9%
      The Company assesses the carrying value of the residual interests and servicing assets for impairment on a monthly basis. There can be no assurance that the Company’s estimates used to determine the residual receivable and the servicing asset valuations will remain appropriate for the life of the securitization. If actual loan prepayments or defaults exceed the Company’s estimates, the carrying value of the Company’s residual receivable and/or servicing asset may decrease through a charge against earnings in the period management recognizes the disparity. The Company’s residual interest balance was approximately $724,000 at March 31, 2005. There was no change in the balance for the period presented.

Origen Financial, Inc.
Notes to Consolidated Financial Statements (Unaudited) — (Continued)
Note G — Debt
      Total debt outstanding was as follows (in thousands):

	March 31,	December 31,
	2005	2004

Warehouse financing	$183,739	$107,373
Securitization financing	315,515	328,388
Notes payable — servicing advances	1,977	—
Repurchase agreements	22,141	20,153

	$523,372	$455,914

      Notes Payable — Citigroup — The Company, through its operating subsidiary Origen Financial L.L.C., currently has a short term securitization facility used for warehouse financing with Citigroup Global Markets Realty Corp. (“Citigroup”) (formerly Salomon Brothers Realty Corporation). Under the terms of the agreement, originally entered into in March 2003 and revised periodically, most recently in March 2005, the Company pledges loans as collateral and in turn is advanced funds. The facility has a maximum advance amount of $200 million, an advance rate equal to 85% of the unpaid principal balance of the pool of loans pledged and an annual interest rate equal to LIBOR plus a spread. The facility also includes a $15 million supplemental advance amount that is collateralized by the Company’s residual interests in the 2004-A, and 2004-B securitizations. The facility matures on March 23, 2006. At March 31, 2005 the outstanding balance on the facility was approximately $183.7 million.
      Repurchase Agreements — The Company has entered into three repurchase agreements with Citigroup for the purpose of financing the purchase of investments in three asset backed securities with principal balances of $32.0 million, $3.1 million and $3.7 million respectively. Under the terms of the agreements the Company sells its interest in the securities with an agreement to repurchase them at a predetermined future date at the principal amount sold plus an interest component. The securities are financed at an amount equal to 75% of their current market value as determined by Citigroup. At March 31, 2005 the repurchase agreements had outstanding principal balances of approximately $18.1 million, $1.8 million and $2.2 million, respectively. Typically the repurchase agreements are rolled over for 30 day periods when they expire. The annual interest rates on the agreements are equal to LIBOR plus a spread.
      Notes Payable — 2004-A Securitization — On February 11, 2004, the Company completed a securitization of approximately $238 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, Origen Manufactured Housing Trust 2004-A issued $200 million in notes payable. The notes are stratified into six different classes and pay interest at a duration weighted average rate of approximately 5.13%. The notes have a contractual maturity date of October 2013 with respect to the Class A-1 notes; August 2017, with respect to the Class A-2 notes; December 2020, with respect to the Class A-3 notes; and January 2035, with respect to the Class A-4, Class M-1 and Class M-2 notes. At March 31, 2005 the outstanding balance of the notes was approximately $160.7 million.
      Notes Payable — 2004-B Securitization — On September 29, 2004, the Company completed a securitization of approximately $200 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, Origen Manufactured Housing Trust 2004-B issued $169 million in notes payable. The notes are stratified into seven different classes and pay interest at a duration weighted average rate of approximately 5.26%. The notes have a contractual maturity date of June 2013 with respect to the Class A-1 notes; December 2017, with respect to the Class A-2 notes; August 2021, with respect to the Class A-3 notes; and November 2035, with

Origen Financial, Inc.
Notes to Consolidated Financial Statements (Unaudited) — (Continued)
respect to the Class A-4, Class M-1, Class M-2 and Class B-1 notes. At March 31, 2005 the aggregate outstanding balance of the 2004-B securitization notes was approximately $154.9 million.
      Notes Payable — Servicing Advances — The Company currently has a revolving credit facility with JPMorgan Chase Bank, N.A. (as successor by merger to Bank One, NA). Under the terms of the facility the Company can borrow up to $5.0 million for the purpose of funding required principal and interest advances on manufactured housing loans that are serviced for outside investors. Borrowings under the facility are repaid upon the collection by the Company of monthly payments made by borrowers under such manufactured housing loans. The bank’s prime interest rate is payable on the outstanding balance. To secure the loan, the Company has granted JPMorgan Chase a security interest in substantially all its assets (excluding securitized assets). The expiration date of the facility is December 31, 2005. At March 31, 2005 the outstanding balance on the facility was approximately $2.0 million.
      The average balance and average interest rate of outstanding debt was as follows (in thousands):

	March 31, 2005		December 31, 2004

	Average	Average	Average	Average
	Balance	Rate	Balance	Rate

Notes payable — Citigroup	$128,412	4.3%	$139,115	3.9%
Notes payable — 2004-A securitization	$165,451	4.6%	$163,088	4.4%
Notes payable — 2004-B securitization	$158,956	4.9%	$42,299	4.8%
Repurchase agreement	$20,616	3.4%	$17,573	2.3%
Note payable — servicing advances	$402	9.5%	$553	7.0%
Note H — Equity Incentive Plan
      The Company’s equity incentive plan has approximately 1.7 million shares of common stock reserved for issuance as either stock options or restricted stock grants. Under the plan, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the Compensation Committee of the Board of Directors as the administrator of the Company’s stock option plan, and options that have been issued to date generally vest over a two-year period. There were no options issued during the quarter ended March 31, 2005. As of March 31, 2005, 267,500 options were outstanding under the plan at an exercise price of $10.00 per share.
Note I — Derivative Instruments and Hedging Activity
      In March 2005, the Company entered into a forward starting interest rate swap for the purpose of locking in the benchmark interest rate on a portion of its planned securitization transaction to be completed in May 2005. The Company has designated the swap as a cash flow hedge for accounting purposes.
      On the start date of the swap the Company began paying a fixed rate of 4.44% and receiving a floating rate equal to the one month LIBOR rate on a beginning notional balance of $132.9 million. A rise in rates during the interim period would increase the borrowing cost in the securitization, but the increase would be offset by the increased value in the right to pay a lower fixed rate during the term of the securitized deal making the hedge highly effective.
      SFAS No. 133, the “Accounting for Derivative Instruments and Hedging Activities” requires all derivative instruments to be carried at fair value on the balance sheet. The fair value of the forward starting interest rate swap related to the 2005-A securitization transaction approximates an asset of $1.4 million at March 31, 2005. The unamortized portion of the terminated interest rate swap related to the 2004-B securitization approximates a liability of $1.7 million at March 31, 2005.

Origen Financial, Inc.
Notes to Consolidated Financial Statements (Unaudited) — (Continued)
Note J — Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Under the FASB’s statement, all forms of share-based payments to employees, including employee stock options, must be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Previous accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees” for options granted after June 15, 2005. On April 14, 2005, the SEC announced it would permit companies to implement statement 123(R) at the beginning of their next fiscal year. The Company plans to adopt the new rules reflected in statement 123(R) using the modified-prospective method effective January 1, 2006. Management has determined the impact of adoption of SFAS No. 123 will not have a material effect on its results of operation.
Note K — Subsequent Events
      On May 12, 2005, the Company completed a securitized financing transaction for approximately $190.0 million of loans, which was funded by issuing bonds in the approximate amount of $165.3 million, at a duration weighted average interest cost of 5.30%. The transaction was structured to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands.
      On May 3, 2005, the forward starting interest rate swap entered into in March 2005 was terminated. Because interest rates had fallen during the interim period the cost to terminate the swap was approximately $0.4 million. This cost will be amortized over the expected life of the debt issued in the securitization transaction in accordance with SFAS No. 133. Amortization over the next twelve months is expected to be approximately $68,000.
      On May 8, 2005 the Company issued 258,500 restricted stock awards to certain directors, officers and employees. The stock awards were issued at $7.24 per share and are being amortized over their estimated service period.
      On April 27, 2005 the Company declared a dividend of $0.06 per common share payable to holders of record as of May 25, 2005.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Origen Financial, Inc.
      We have audited the accompanying consolidated balance sheets of Origen Financial, Inc. as of December 31, 2004 and December 31, 2003 and the related consolidated statements of operations, other comprehensive income, changes in stockholders’ equity and cash flows for the year ended December 31, 2004 and for the period from October 8, 2003 to December 31, 2003. We have also audited the accompanying consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows of Origen Financial L.L.C. for the period from January 1, 2003 to October 7, 2003 and the year ended December 31, 2002. These consolidated financial statements for Origen Financial, Inc. and Origen Financial L.L.C. are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Origen Financial, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from October 8, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In our opinion, the financial statements referred to above for Origen Financial L.L.C. present fairly, in all material respects, the results of its operations and cash flows for the period from January 1, 2003 to October 7, 2003 and for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note S, the accompanying consolidated balance sheet of Origen Financial, Inc. as of December 31, 2003 and the related consolidated statements of operations, other comprehensive income, changes in stockholders’ equity and cash flows for the period from October 8, 2003 to December 31, 2003 have been restated to reflect the effects of an overstatement of interest income.

/s/ GRANT THORNTON LLP
Southfield, Michigan
April 1, 2005

Origen Financial, Inc.
Consolidated Balance Sheet

	2004	2003

		(Restated)
	(In thousands, except
	share data)
ASSETS
Assets
Cash and equivalents	$9,293	$6,926
Restricted cash	9,222	6,017
Loans receivable, net of allowance for losses of $5,315 and $3,614, respectively	563,268	368,040
Investments held to maturity	37,622	—
Furniture, fixtures and equipment, net	2,336	2,476
Goodwill	32,277	32,277
Other assets	28,529	28,337

Total assets	$682,547	$444,073

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Warehouse financing	$107,373	$273,404
Securitization financing	328,388	—
Repurchase agreements	20,153	—
Notes payable — servicing advances	—	4,037
Recourse liability	6,603	8,740
Other liabilities	16,564	15,572

Total liabilities	479,081	301,753

Stockholders’ Equity
Redeemable Preferred stock, $.01 par value, 10,000,000 shares authorized; 125 and -0- shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	125	—
Common stock, $.01 par value, 125,000,000 shares authorized; 25,215,400 and 15,060,000 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	252	152
Additional paid-in-capital	210,639	143,289
Accumulated other comprehensive loss	(1,807)	(20)
Unearned stock compensation	(2,790)	(1,114)
Retained earnings (deficit)	(2,953)	13

Total stockholders’ equity	203,466	142,320

Total liabilities and stockholders’ equity	$682,547	$444,073

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Consolidated Statement of Operations

	Origen Financial, Inc.		Origen Financial L.L.C.

		Period from	Period from
		October 8	January 1
	Year Ended	through	through	Year Ended
	December 31	December 31,	October 7,	December 31,
	2004	2003	2003	2002

		(Restated)
	(In thousands, except share data)
Interest Income
Total interest income	$42,479	$7,339	$16,398	$9,963
Total interest expense	15,020	2,408	11,418	5,935

Net interest income before loan losses	27,459	4,931	4,980	4,028
Provision for credit losses and recourse liability	10,185	768	4,765	16,092

Net interest income (loss) after loan losses	17,274	4,163	215	(12,064)
Non-interest income	11,184	2,880	7,357	10,422
Non-interest Expenses
Personnel	21,947	3,862	16,344	16,830
Loan origination and servicing	1,354	258	941	862
Write down of residual interest	25	—	5,084	2,084
State business taxes	312	103	18	11
Other operating	7,786	1,323	9,113	7,758

Total non-interest expense	31,424	5,546	31,500	27,545

NET INCOME (LOSS)	$(2,966)	$1,497	$(23,928)	$(29,187)

Weighted average common shares outstanding	21,439,029	15,060,000	NA	N/A

Weighted average common shares outstanding, diluted	21,439,029	15,171,364	NA	N/A

Earnings per common share:
Basic	$(0.14)	$0.10	NA	N/A

Diluted	$(0.14)	$0.10	NA	N/A

Common dividends declared	$0.35	N/A	NA	N/A

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Consolidated Statement of Other Comprehensive Income (Loss)

	Origen Financial, Inc.		Origen Financial L.L.C.

		Period from	Period from
		October 8	January 1
	Year Ended	through	through	Year Ended
	December 31	December 31,	October 7,	December 31,
	2004	2003	2003	2002

		(Restated)
	(In thousands)
Net income (loss)	$(2,966)	$1,497	$(23,928)	$(29,187)
Unrealized gain (loss) on interest rate swaps	(1,787)	(20)	(321)	—

Comprehensive income (loss)	$(4,753)	$1,477	$(24,249)	$(29,187)

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

					Unearned
	Preferred	Common	Paid in	Comprehensive	Stock	Retained	Total
	Stock	Stock	Capital	Income (Loss)	Compensation	Earnings	Equity

	(In thousands, except share data)
Origen Financial L.L.C.
Balance December 31, 2002	$—	$—	$39,106	$—	$—	$(28,802)	$10,304
Interest rate swap valuation	—	—	—	(321)	—	—	(321)
Net loss	—	—	—	—	—	(23,928)	(23,928)
Total comprehensive loss							(24,249)

Balance October 7, 2003	$—	$—	$39,106	$(321)	$—	$(52,730)	$(13,945)
Contribution to Origen Financial, Inc.	—	—	(39,106)	321	—	52,730	13,945
Origen Financial, Inc.
Balance October 8, 2003	$—	$—	$—	$—	$—	$—	$—
Issuance of 15,000,000 shares of common stock, net of associated costs of $7,784	—	150	142,066	—	—	—	142,216
Unearned stock compensation	—	2	1,223	—	(1,225)	—	—
Stock award amortization	—	—	—	—	—	111	111
Unrealized loss on interest rate swaps	—	—	—	(20)	—	—	(20)
Net income (As restated)	—	—	—	—	—	1,497	1,497
Total comprehensive income							1,477

Cash distribution declared of $0.098						(1,484)	(1,484)

Balance December 31, 2003	$—	$152	$143,289	$(20)	$(1,114)	$13	$142,320
Issuance of 9,625,000 shares of common stock, net of associated costs of $6,828	—	96	72,083	—	—	—	72,179
Issuance of 125 shares of preferred stock	125	—	(38)	—	—	—	87
Unearned stock compensation	—	4	3,787	—	(3,791)	—	—
Stock award amortization	—	—	—	—	2,115	—	2,115
Unrealized loss on interest rate swaps	—	—	—	(1,787)	—	—	(1,787)
Net income	—	—	—	—	—	(2,966)	(2,966)
Total comprehensive loss							(4,753)
Cash distribution paid of $0.35			(8,482)				(8,482)

Balance December 31, 2004	$125	$252	$210,639	$(1,807)	$(2,790)	$(2,953)	$203,466

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Consolidated Statement of Cash Flows

	Origen Financial, Inc.		Origen Financial L.L.C.

		Period from	Period from
		October 8	January 1
	Year Ended	through	through	Year Ended
	December 31	December 31,	October 7,	December 31,
	2004	2003	2003	2002

		(Restated)
		(In thousands)
Cash Flows From Operating Activities
Net income (loss)	$(2,966)	$1,497	$(23,928)	$(29,187)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Provision for credit losses and recourse liability	10,185	768	4,765	15,995
Impairment of residual interest	25	—	5,084	2,084
Impairment of deferred purchase price receivable	168	—	—	708
Depreciation and amortization	5,251	765	2,476	2,984
Amortization unearned stock compensation	2,114	—	—	—
Origination and purchase of loans	(269,825)	(101,835)	(144,146)	(209,533)
Principal collections on loans	54,245	11,683	34,201	16,415
Proceeds from sale of loans	—	—	620	129,088
Proceeds from deferred purchase price receivable	731	214	735	1,110
Gain on sale and securitization of loans	—	—	—	(2,677)
Increase in other assets	(8,038)	(10,389)	(10,278)	(9,023)
Increase (decrease) in accounts payable and other liabilities	(2,069)	1,940	6,010	1,390

Net cash used in operating activities	(210,179)	(95,357)	(124,461)	(80,646)
Cash Flows From Investing Activities
Purchase of investment securities	(37,622)	—	—	—
Proceeds from sale of repossessed homes	11,942	978	5,083	9,150
Capital expenditures	(660)	(127)	(811)	(1,480)

Net cash provided by (used in) investing activities	(26,340)	851	4,272	7,670
Cash Flows From Financing Activities
Net proceeds from issuance of preferred stock	95	—	—	—
Net proceeds from issuance of common stock	72,176	141,616	—	—
Redemption of preferred interests in Origen Securitization Company, LLC	—	(45,617)	—	—
Repayment of note payable-Sun Home Services	—	(63,055)	—	—
Proceeds from minority interest investment	—	—	43,955	—
Dividends paid	(9,966)	—	—	—
Proceeds from securitization of loans	368,801	—	—	—
Payment upon termination of hedging transaction	(1,876)	—	—	—
Repayment of note payable 2004-A	(32,085)	—	—	—
Repayment of note payable 2004-B	(8,343)	—	—	—
Proceeds from advances under repurchase agreements	25,676	—	28,915	154,730
Repayment of advances under repurchase agreements	(5,523)	—	(170,000)	(119,210)
Proceeds from warehouse and securitization financing	341,380	75,735	640,824	311,236
Repayment of warehouse and securitization financing	(507,412)	(11,633)	(422,584)	(273,724)
Net change in notes payable — servicing advances	(4,037)	3,208	—	—

Net cash provided by financing activities	238,886	100,254	121,110	73,032

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,367	5,748	921	56
Cash and cash equivalents, beginning of period	6,926	1,178	257	201

Cash and cash equivalents, end of period	$9,293	$6,926	$1,178	$257

Supplemental disclosures of cash flow information:
Interest paid	$13,368	$2,003	$8,312	$5,911
Non cash financing activities:
Restricted stock issued as unearned compensation	$3,791	$1,225	$—	$—
The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.
Notes to Consolidated Financial Statements
Note A — Summary of Significant Accounting Policies

Nature of Operations
      The Company was formed on October 8, 2003 with the completion of a private placement of 15,000,000 shares of its common stock. The consolidated statements of operations and cash flows are presented for the year ending December 31, 2004, the period from October 8, 2003 through December 31, 2003, the period from January 1, 2003 through October 7, 2003 and the year ended December 31, 2002.
      The Company is a Delaware corporation which has elected to be taxed as a real estate investment trust (“REIT”) commencing with its taxable year ended December 31, 2003. The Company’s business is to originate, purchase and service manufactured housing loans. The Company’s manufactured housing loans are generally conventionally amortizing loans that range in amounts from $10,000 to $200,000 and have terms of seven to thirty years and are located throughout the United States. Currently, most of the Company’s activities are conducted through Origen Financial L.L.C., which is a wholly owned subsidiary. The Company conducts the rest of its business operations through one or more other subsidiaries, including taxable REIT subsidiaries.
      The Company generally securitizes or places the manufactured housing loans it originates with institutional investors and retains the rights to service the loans on behalf of those investors.

Principles of Consolidation
      The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation.

Revenue Recognition
      Interest and origination fee revenue from loans receivable is recognized using the interest method. Certain loan origination costs on loans receivable are deferred and amortized using the interest method over the term of the related loans as a reduction of interest income on loans. The accrual of interest on loans receivable is discontinued at the time a loan is determined to be impaired. Servicing fees are recognized when earned.

Use of Estimates in the Preparation of Financial Statements
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including significant estimates regarding allowances for loan losses, recourse liabilities, impairment of retained interests and goodwill. Actual results could differ from those estimates.

Cash and Cash Equivalents
      Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to loans serviced for others that is held in trust for subsequent payment to the owners of those loans.

Loans Receivable
      Loans receivable consist of manufactured housing loans under contracts collateralized by the borrowers’ manufactured houses and in some instances, related land. All loans receivable are classified as held for sale until such time they are securitized and are carried at the lower of aggregate cost or fair value. Interest on

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
loans is credited to income when earned. Loans receivable include accrued interest and are presented net of deferred loan origination costs and an allowance for estimated loan losses.

Allowance for Credit Losses
      The allowance for possible credit losses is maintained at a level believed adequate by management to absorb losses on impaired loans in the Company’s loan portfolio. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” the Company provides an accrual for loan losses when it is probable that a loan asset has been impaired and the amount of such loss can be reasonably estimated. The Company’s loan portfolio is comprised of homogenous manufactured housing loans with average loan balances of less than $50,000. The allowance for credit losses is developed at a portfolio level and the amount of the allowance is determined by applying a probability weighting to a calculated range of losses. A range of probable losses is calculated by applying historical loss rate factors to the loan portfolio on a stratified basis using the Company’s current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent) and by the extrapolation of probable loan impairment based on the correlation of historical losses by vintage year of origination. Based on Financial Accounting Standards Board Interpretation No. 14, the Company then makes a determination of the best estimate within the calculated range of credit losses. Such determination may include, in addition to historical charge-off experience, the impact of changed circumstances on current impairment of the loan portfolio. The accrual of interest is discontinued when a loan becomes more than 90 days past due. Cash receipts on impaired loans are applied first to accrued interest and then to principal. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The allowance for credit losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

Investment Securities
      The Company follows the provisions of Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting For Certain Investments in Debt and Equity Securities,” in reporting its investments. The securities are classified as held-to-maturity and are carried on the Company’s balance sheet at amortized cost. The securities are regularly measured for impairment through the use of a discounted cash flow analysis based on the historical performance of the underlying loans that collateralize the securities. If it is determined that there has been a decline in fair value below amortized cost and the decline is other-than-temporary, the cost basis of the security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings.

Servicing Rights
      The Company recognizes the fair value of loan servicing rights purchased or on loans originated and sold, by recognizing a separate servicing asset or liability. Management is required to make complex judgments when establishing the assumptions used in determining fair values of servicing assets. The fair value of servicing assets is determined by calculating the present value of estimated future net servicing cash flows, using assumptions of prepayments, defaults, servicing costs and discount rates that the Company believes market participants would use for similar assets. These assumptions are reviewed on a monthly basis and changed based on actual and expected performance.
      The Company stratifies its servicing assets based on the predominant risk characteristics of the underlying loans, which are loan type, interest rate and loan size. Servicing assets are amortized in proportion to and over the expected servicing period.
      The carrying amount of loan servicing rights is assessed for impairment by comparison to fair value and a valuation allowance is established through a charge to earnings in the event the carrying amount exceeds the

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
fair value. Fair value is estimated based on the present value of expected future cash flows and periodically by independent appraisal. There was no valuation allowance recognized at December 31, 2004.

Retained Interests in Loan Securitizations
      Retained interests are carried at estimated fair value, which is determined by discounting the projected cash flows over the expected life of the receivables sold, using the Company’s current prepayment, default, loss and interest rate assumptions. Changes in the fair value of retained interests are recorded as a component of other comprehensive income unless there has been a decline in value that is other than temporary. Under current accounting rules (pursuant to Emerging Issues Task Force Consensus Number 99-20) declines in value of the Company’s retained interests are considered other than temporary and recognized in earnings when the timing and/or amount of cash expected to be received has changed adversely from the previous valuation which determined the carrying value of the retained interest. When declines in value occur that are considered to be other than temporary, the amortized cost is reduced to fair value and a loss is recognized in the statement of operations. The assumptions used to determine new values are based on internal evaluations and consultations with independent advisors having significant experience in valuing such retained interests.

Repossessed Houses
      Manufactured houses acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance or the estimated fair value of the house.

Other Assets
      Other assets are comprised of prepaid expenses, deferred financing costs, and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

Depreciation
      Provision for depreciation is computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements — three to five years; furniture and fixtures — seven years; computers — five years; capitalized software — three years.

Derivative Financial Instruments
      The Company has periodically used interest rate swaps to mitigate interest rate risk related to its debt and loans receivable. The Company follows the provisions of Statement of Financial Accounting No. 133, “Accounting for Derivative Instruments and Hedging Activities” and related accounting pronouncements. Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.
      Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.
      Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)

Per Share Data
      Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock.
      The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic earnings per share calculation for the periods presented (in thousands, except earnings per share):

	Origen Financial L.L.C.		Origen Financial, Inc.

		Period from	Period from
		October 8	January 1
	Year Ended	through	through	Year Ended
	December 31	December 31,	October 7,	December 31,
	2004	2003	2003	2002

		(Restated)
Numerator:
Net income (loss)	$(2,966)	$1,497	N/A	N/A
Preferred stock dividends	(16)	—	—	—

Income (loss) available to common shareholders	$(2,982)	$1,497	N/A	N/A

Denominator:
Weighted average common shares for basic EPS	21,439,029	15,060,000	N/A	N/A
Effect of dilutive securities:
Weighted avg. restricted stk. awards	—	111,364	N/A	N/A

Weighted average common shares for diluted EPS	21,439,029	15,171,364	N/A	N/A

Basic EPS	$(0.14)	$0.10	N/A	N/A

Diluted EPS	$(0.14)	$0.10	N/A	N/A

      In computing diluted EPS, only potential common shares that are dilutive — those that reduce earnings per share or increase loss per share — are included. Since the Company reported a loss from continuing operations for the year ended December 31, 2004, exercise of options and warrants or conversion of convertible securities is not assumed because the result would be anti-dilutive.

Stock Options
      The Company has elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, since all options were granted at a fixed price not less than the fair market value of the Company’s common stock on the date of grant, no compensation cost has been recognized for its stock option plan. Had stock option costs of the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the methodology of Statement of Financial Accounting Standards No. 123 (“SFAS 123”) “Accounting For Stock

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
Based Compensation”, the pro forma effects on the Company’s net income and earnings per share would be as follows:

	Origen Financial, Inc.		Origen Financial L.L.C.

		Period from	Period from
		October 8	January 1
	Year Ended	through	through	Year Ended
	December 31	December 31,	October 7,	December 31,
	2004	2003	2003	2002

		(Restated)
Net income (loss) available to common shareholders	$(2,982)	$1,497	N/A	N/A
Stock option compensation cost	21	2	N/A	N/A

Pro forma net income available to common shareholders	$(3,003)	$1,495	N/A	N/A

Basic income (loss) per share as reported	$(0.14)	$0.10	N/A	N/A
Stock option compensation cost	—	—	N/A	N/A

Pro forma basic income (loss) per share	(0.14)	0.10	N/A	N/A

Diluted income (loss) per share as reported	$(0.14)	$0.10	N/A	N/A
Stock option compensation cost	0.00	0.00	N/A	N/A

Pro forma diluted income (loss) per share	(0.14)	0.10	N/A	N/A

Goodwill Impairment
      Accounting standards require the Company to test its recorded goodwill for impairment on an annual basis. For purposes of testing impairment, the Company has determined that it is a single reporting unit and the goodwill was allocated accordingly. The initial and ongoing estimate of the fair value of the Company is based on assumptions and projections provided by the Company. This amount is then compared to the net book value of the Company.

Recent Accounting Pronouncements
      In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in a purchase business combination, but does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004 and also applies prospectively to pools of loans acquired prior to December 15, 2004. Management has determined the impact of adoption of SOP 03-3 will not have a material effect on its results of operations.
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Under the FASB’s statement, all forms of share-based payments to employees, including employee stock options, must be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Previous accounting guidance

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees for options granted after June 15, 2005. We will be required to apply SFAS No. 123(R) as of the first interim reporting period that begins after June 15, 2005, and we plan to adopt it using the modified-prospective method, effective July 1, 2005. Management has determined the impact of adoption of SFAS No. 123 will not have a material effect on its results of operation.
Note B — Company Formation
      The Company was incorporated on July 31, 2003. On October 8, 2003, the Company completed a private placement of $150 million of its common stock to certain institutional and accredited investors. In connection with and as a condition to the October 2003 private placement, the Company acquired all of the equity interests of Origen Financial L.L.C. in a transaction accounted for as a purchase. As part of these transactions the Company took steps to qualify Origen Financial, Inc. as a REIT. Currently, most of the Company’s activities are conducted through Origen Financial L.L.C., which is a wholly owned subsidiary. The Company conducts the rest of its business operations through one or more other subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that the Company complies with the federal income tax rules applicable to REITs.
Note C — Loans Receivable
      The carrying amounts and fair value of loans receivable consisted of the following at December 31 (in thousands):

	2004	2003

Manufactured housing loans	$572,973	$380,174
Accrued interest receivable	3,285	2,608
Deferred fees	(3,100)	(3,518)
Discount on purchased loans	(4,575)	(7,610)
Allowance for loan loss	(5,315)	(3,614)

	$563,268	$368,040

      The following table sets forth the average per loan balance, weighted average loan yield, and weighted average initial term at December 31 (dollars in thousands):

	2004	2003

Principal balance loans receivable	$572,973	$380,174
Number of loans receivable	13,358	9,154
Average loan balance	$43	$42
Weighted average loan yield	9.86%	10.23%
Weighted average initial term	20 years	22 years

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The following table sets forth the concentration by state of the manufactured housing loan portfolio at December 31 (dollars in thousands):

	2004		2003

	Principal	Percent	Principal	Percent

California	$137,514	24.1%	$71,982	19.0%
Texas	74,381	13.0%	53,785	14.2%
Michigan	35,372	6.2%	27,453	7.3%
Alabama	23,868	4.2%	18,109	4.8%
New York	32,142	5.6%	16,879	4.5%
Georgia	22,580	4.0%	16,169	4.3%
Other	247,116	42.9%	175,797	45.9%

Total	$572,973	100.0%	$380,174	100.0%

      The manufactured housing loan contracts are collateralized by manufactured houses that were built between the years 1968 and 2004, with approximately 80% of the manufactured houses built since 2000.
      The following table sets forth the number and value of loans for various original terms for the manufactured housing loan portfolio at December 31 (dollars in thousands):

	2004		2003

	Number of	Principal	Number of	Principal
Original Term In Years	Loans	Balance	Loans	Balance

5 or less	8	$90	10	$25
6-10	1,048	20,422	527	9,025
11-12	123	2,796	91	1,879
13-15	3,403	97,296	2,214	58,431
16-20	6,258	314,015	3,678	168,545
21-25	1,238	56,373	1,391	64,280
26-30	1,280	81,981	1,243	77,989

Total	13,358	$572,973	9,154	$380,174

      Delinquency statistics for the manufactured housing loan portfolio are as follows at December 31 (dollars in thousands):

	2004			2003

	No. of	Principal	% of	No. of	Principal	% of
Days Delinquent	Loans	Balance	Portfolio	Loans	Balance	Portfolio

31-60	146	$5,253	0.9%	193	$7,068	1.9%
61-90	80	3,014	0.5%	83	2,943	0.8%
Greater than 90	195	7,637	1.3%	158	6,575	1.7%
      The Company defines non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. For the year January 1, 2004 to December 31, 2004 and the period October 8, 2003 to December 31, 2003 the average total outstanding principal balance of non-performing loans were approximately $6.8 million and $5.4 million respectively.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
Note D — Investment in Loan Receivable Portfolios, Net
      The Company accounts for its investment in purchased loan receivable portfolios on either the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools are established with loan receivables having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the loan receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect an amount that is less than the static pool’s contractual receivable balance. As a result, loan receivable portfolios are recorded at cost at the time of acquisition.
      The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from the loan receivable portfolios, for collections applied to principal of loan receivable portfolios and for the provision for loan loss or impairment. Revenue from loan receivable portfolios is accrued based on each pool’s constant effective interest rate applied to each pool’s adjusted cost basis. The cost basis of each pool is increased by revenue earned and decreased by gross collections and impairments. The constant effective interest rate is the internal rate of return as derived from the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.
      Collections realized after the net book value of a portfolio has been fully recovered (“Zero Basis Portfolios”) are recorded as revenue (“Zero Basis Revenue”). There was no Zero Basis Revenue recognized during 2004 and 2003.
Note E — Investment Securities
      The Company follows the provisions of Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting For Certain Investments in Debt and Equity Securities,” in reporting its investments. The Company’s investments consisted of three asset backed securities with principal amounts of $32.0 million, $3.1 million and $6.1 million. The securities are collateralized by manufactured housing loans and are classified as held-to-maturity. They have contractual maturity dates of July 28, 2033, December 28, 2033 and December 28, 2033, respectively. The securities are carried on the Company’s balance sheet at amortized cost of $37.6 million which approximates their fair value. As prescribed by the provisions of SFAS 115 the Company has both the intent and ability to hold the securities to maturity. The securities will not be sold in response to changing market conditions, changing fund sources or terms, changing availability and yields on alternative investments or other asset liability management reasons. The securities are regularly measured for impairment through the use of a discounted cash flow analysis based on the historical performance of the underlying loans that collateralize the securities. If it is determined that there has been a decline in fair value below amortized cost and the decline is other-than–temporary, the cost basis of the security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
Note F — Allowance for Credit Losses and Recourse Liability
      The allowance for credit losses and related additions and deductions to the allowance were as follows (in thousands):

	Origen Financial, Inc.		Origen Financial L.L.C.

		Period from	Period from
		October 8	January 1
	Year Ended	through	through	Year Ended
	December 31	December 31,	October 7,	December 31,
	2004	2003	2003	2002

Balance at beginning of period	$3,614	$3,509	$2,743	$1,764
Provision for loan losses	7,053	768	4,765	2,914
Transfers from recourse liability	5,195	1,486	2,125	6,971
Recovery assurance	79	—	—	—
Gross charge-offs	(19,385)	(3,290)	(10,942)	(17,414)
Recoveries	8,759	1,141	4,818	8,508

Balance at end of period	$5,315	$3,614	$3,509	$2,743

      The recourse liability and related additions and transfers out of the recourse liability were as follows (in thousands):

	Origen Financial, Inc.		Origen Financial L.L.C.

		Period from	Period from
		October 8	January 1
	Year Ended	through	through	Year Ended
	December 31	December 31,	October 7,	December 31,
	2004	2003	2003	2002

Balance at beginning of period	$8,740	$10,612	$13,320	$7,860
Additional recourse agreements	—	—	—	25
Provision for recourse liabilities	3,132	—	—	13,178
Reimbursements for losses per recourse agreements	(74)	(386)	(583)	(772)
Transfers to allowance for credit losses	(5,195)	(1,486)	(2,125)	(6,971)

Balance at end of period	$6,603	$8,740	$10,612	$13,320

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
Note G — Goodwill and Intangible Assets
      The Company has recorded goodwill in connection with the acquisition of Origen Financial L.L.C. at the time of the formation transaction on October 8, 2003. The net assets acquired were recorded at fair value, which resulted in goodwill of $32.3 million, representing the excess of net liabilities assumed, as follows (in thousands):

Assets Acquired:
Cash	$1,178
Loans receivable, net	279,300
Furniture, fixtures and equipment	2,544
Servicing rights and residual interests	6,677
Repossessed homes	2,626
Advances and other assets	16,546

308,871

Liabilities assumed:
Accounts payable and accrued expenses	11,733
Recourse liability	10,612
Notes payable — Citigroup	209,303
Notes payable — Sun Home Services	63,055
Notes payable — servicing advances	828
Preferred interest in Origen Securitization Company, L.L.C	45,617

341,148

Excess of liabilities assumed over assets acquired — Goodwill	$32,277

Note H — Mortgage Servicing Rights
      Changes in servicing rights are summarized as follows (in thousands):

	Origen Financial, Inc.		Origen Financial L.L.C.

		Period from	Period from
		October 8	January 1
	Year Ended	through	through	Year Ended
	December 31	December 31,	October 7,	December 31,
	2004	2003	2003	2002

Balance at beginning of period	$5,131	$5,892	$7,327	$7,755
Loan portfolio repurchased	—	(494)	—	1,099
Write down to market value			(434)	—
Amortization	(1,034)	(267)	(1,001)	(1,527)

Balance at end of period	$4,097	$5,131	$5,892	$7,327

      The Company services the manufactured housing loans it originates and holds in its loan portfolio as well as manufactured housing loans it originated and securitized or sold with the servicing rights retained. The principal balances of manufactured housing loans serviced totaled approximately $1.4 billion, $1.3 billion, $1.2 billion and $1.1 billion at December 31, 2004, December 31, 2003, October 7, 2003 and December 31, 2002 respectively. The estimated fair value of loan servicing rights approximated their book value at December 31, 2004.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
      In October 2003 the Company repurchased at an aggregate discount of 15%, approximately $55.8 million in principal balance of manufactured housing loans remaining from a pool of loans sold in December 1999 from an unrelated party. At the time of repurchase the unamortized balance of previously capitalized servicing rights totaled approximately $494,000, which was allocated to the purchase price of the loans.
Note I — Property and Equipment
      Property and equipment are summarized as follows at December 31 (in thousands):

	2004	2003

Furniture and fixtures	$1,523	$1,322
Leasehold improvements	253	219
Capitalized software	544	285
Computer equipment	922	852

	3,242	2,678
Less: accumulated depreciation	906	202

Balance at end of period	$2,336	$2,476

      Depreciation expense was approximately $804,000 and $208,000 for the year ended December 31, 2004 and for the period October 8, 2003 to December 31, 2003, respectively.
Note J — Loan Securitizations
      Periodically the Company securitizes manufactured housing loans. The Company records the transaction based on its legal structure. Under the current legal structure of the securitization program, the Company exchanges manufactured housing loans it originates and purchases with a trust for cash. The trust then issues ownership interests to investors in asset-backed bonds secured by the loans.
      The Company structured all loan securitizations occurring before 2003 as loan sales and all loan securitizations in 2003 and 2004 as financings for accounting purposes. When securitizations are structured as financings no gain or loss is recognized, nor is any allocation made to residual interests or servicing rights. Rather, the loans securitized continue to be carried by the Company as assets, and the asset backed bonds secured by the loans are carried as a liability.
      On February 11, 2004, the Company completed a securitized financing transaction for approximately $238 million of loans, which was funded by issuing bonds of approximately $200 million, at a duration-weighted average interest cost of 5.31%. The transaction was structured to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands. Approximately $176.7 million of the securitization proceeds were used to reduce the aggregate balances of notes outstanding under the Company’s short-term securitization facility.
      On September 29, 2004, the Company completed a second securitized financing transaction for approximately $200 million of loans, which was funded by issuing bonds of approximately $169 million, at a duration weighted average interest cost of 5.41%. The transaction was also structured to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands. Net proceeds from the transaction totaled approximately $168.2 million, of which approximately $143.6 million was used to reduce the aggregate balances of notes outstanding under the Company’s short-term securitization facility.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
      Upon formation, the Company assumed the retained interests of Origen Financial L.L.C. The Company follows the provisions of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” in the valuation of its retained interests. Certain key economic assumptions used in measuring the retained interests resulting from the securitization completed in 2002 were as follows:

Original Key Economic Assumptions

Prepayment speed(a)	150	%MHP
Weighted average life (months)	293
Discount rate	15.00%
Expected credit losses	10.04%

(a)	Manufactured Housing Prepayment is based on an assumed rate of prepayments each month of the then unpaid principal balance of a pool of new contracts. A prepayment assumption of 100% MHP assumes constant prepayment rates of 3.7% per annum of the then unpaid principal balance of such contracts in the first month of the life of the contacts and an additional 0.1% per annum in each month thereafter until the 24th month. Beginning in the 24th month and in each month thereafter during the life of the contract, 100% MHP assumes a constant prepayment of 6.0% per annum each month.
      The effect on the estimated fair value of the residual interest for the securitization structured as a sale in 2002, to immediate 10% and 20% adverse changes to the key economic assumptions used in that valuation are as follows at December 31 (dollars in thousands):

	2004		2003

Residual interest in loans sold	$724		$749

Prepayment speed	100	%MHP	130	%MHP
Impact of 10% adverse change	$(31)		$(126)
Impact of 20% adverse change	$(86)		$(226)
Expected credit losses	19.67%		16.85%
Impact of 10% adverse change	$(724)		$(442)
Impact of 20% adverse change	$(724)		$(749)
Discount rate	11.00%		12.00%
Impact of 10% adverse change	$(106)		$(116)
Impact of 20% adverse change	$(197)		$(214)
      The sensitivity analysis is hypothetical. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in another factor.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The total principal balance of loans serviced by the Company and which the Company has previously securitized and accounted for as a sale was approximately $176.8 million and $212.8 million at December 31, 2004 and 2003, respectively. Delinquency statistics (including repossessed inventory) on those loans are as follows at December 31 (dollars in thousands ):

	2004			2003

	No. of	Principal	% of	No. of	Principal	% of
Days Delinquent	Loans	Balance	Portfolio	Loans	Balance	Portfolio

31-60	125	$4,988	2.8%	197	$8,156	3.8%
61-90	57	2,149	1.2%	71	2,922	1.4%
Greater than 90	237	10,708	6.1%	355	15,829	7.4%
      For those securitizations structured as sales the Company assesses the carrying value of the residual interests and servicing assets for impairment on a monthly basis. There can be no assurance that the Company’s estimates used to determine the residual receivable and the servicing asset valuations will remain appropriate for the life of the securitization. If actual loan prepayments or defaults exceed the Company’s estimates, the carrying value of the Company’s residual receivable and/or servicing asset may decrease through a charge against earnings in the period management recognizes the disparity. For the year ended December 31, 2004, the Company recognized an impairment in its residual interest of $25,000 through a charge to earnings. The Company’s residual interest balance was approximately $724,000 and the servicing asset was approximately $1.0 million at December 31, 2004.
Note K — Debt
      Total debt outstanding was as follows at December 31 (in thousands):

	2004	2003

Warehouse financing	$107,373	$273,404
Securitization financing	328,388	—
Repurchase agreements	20,153	—
Notes payable — servicing advances	—	4,037

	$455,914	$277,441

      Notes Payable — Citigroup — The Company through its operating subsidiary Origen Financial L.L.C., currently has a short term securitization facility used for warehouse financing with Citigroup Global Markets Realty Corp. (“Citigroup”) (formerly Salomon Brothers Realty Corporation). Under the terms of the agreement, originally entered into in March 2003 and revised in November 2003 to split the loans into two pools, one under a note due in April 2004 and one under a note due in November 2004, loans are pledged as collateral and in turn the Company is advanced funds. On March 30, 2004 the terms of the agreement were modified by segregating the pledged loans into three separate pools designated 2004-1A, 2004-1B and 2004-1C. The maximum advance amount on 2004-1A (for new loan production) was set at $170.0 million, the fixed advance amount on 2004-1B (for loans originated in 2003) was set at approximately $71.6 million and the maximum amount on 2004-1C (for loans acquired from third parties) was set at $150.0 million. The modification added a stratified advance rate for each pool and reduced the stated interest rate on all three pools. Additionally, the maturity date was fixed on 2004-1A at March 29, 2005, on 2004-1B at November 16, 2004 and on 2004-1C at March 28, 2006. Upon its maturity, the outstanding debt balance of 2004-1B was rolled into the pool designated as 2004-1A.
      On December 31, 2004, the advance rate was 84% of the eligible principal balance of the manufactured home loans pledged to 2004-1A and 77.5% of the eligible principal balance of the manufactured home loans pledged to 2004-1C and the outstanding advance amounts were approximately $82.8 million on 2004-1A and

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
$24.6 million on 2004-1C, for a total of $107.4 million. At December 31, 2003 the outstanding advance was approximately $176.3 million on 2003-1A and $97.1 million on 2003-1B.
      On March 24, 2005 the note related to 2004-1C was terminated and the pool of loans pledged as collateral on that note was combined with the pool of loans pledged as collateral on the note related to 2004-1A. The 2004-1A note was renewed and its maturity was extended to March 23, 2006, the maximum advance amount was increased to $200 million and the stated interest rate was reduced.
      Repurchase Agreements — The Company has entered into two repurchase agreements with Citigroup for the purpose of financing the purchase of investments in two asset backed securities with principal balances of $32.0 million and $3.1 million, respectively. Under the terms of the agreements the Company sells its interest in the securities with an agreement to repurchase them at a predetermined future date at the principal amount sold plus an interest component. The securities are sold at an amount equal to 75% of their current market value as determined by Citigroup. The sales are accounted for as financings for accounting purposes. At December 31, 2004 the repurchase agreements had outstanding principal balances of approximately $18.4 million and $1.8 million, respectively, and maturity dates of January 28, 2005 and January 8, 2005, respectively. The annual interest rates on the agreements are equal to LIBOR plus a spread. Typically the repurchase agreements are rolled over for 30 day periods when they expire.
      Notes Payable — 2004-A Securitization — On February 11, 2004, the Company completed a securitization of approximately $238 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, Origen Manufactured Housing Trust 2004-A issued $200.0 million in notes payable. The notes are stratified into six different classes and pay interest at a duration weighted average rate of approximately 5.13%. The notes have a contractual maturity date of October 2013 with respect to the Class A-1 notes; August 2017, with respect to the Class A-2 notes; December 2020, with respect to the Class A-3 notes; and January 2035, with respect to the Class A-4, Class M-1 and Class M-2 notes. At December 31, 2004 the outstanding balance of the notes was approximately $167.9 million.
      Notes Payable — 2004-B Securitization — On September 29, 2004, the Company completed a securitization of approximately $200 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, Origen Manufactured Housing Trust 2004-B issued $169.0 million in notes payable. The notes are stratified into seven different classes and pay interest at a duration weighted average rate of approximately 5.26%. The notes have a contractual maturity date of June 2013 with respect to the Class A-1 notes; December 2017, with respect to the Class A-2 notes; August 2021, with respect to the Class A-3 notes; and November 2035, with respect to the Class A-4, Class M-1, Class M-2 and Class B-1 notes. At December 31, 2004 the aggregate outstanding balance of the 2004-B securitization notes was approximately $160.5 million.
      Notes Payable — Servicing Advances — The Company currently has a revolving credit facility with JPMorgan Chase Bank, N.A. (as successor by merger to Bank One, NA). Under the terms of the facility the Company can borrow up to $7.0 million for the purpose of funding required principal and interest advances on manufactured housing loans that are serviced for outside investors. Borrowings under the facility are repaid upon the collection by the Company of monthly payments made by borrowers under such manufactured housing loans. The bank’s prime interest rate is payable on the outstanding balance. To secure the loan, the Company has granted JPMorgan Chase a security interest in substantially all its assets (excluding securitized assets). The facility expired at the scheduled termination date of December 31, 2004, at which time there was no outstanding balance on the facility. On January 14, 2005, the facility was renewed under the same terms and conditions, except that the borrowing limit was lowered to $5.0 million, reflecting the Company’s revised assessment as to amounts likely to be utilized under the facility.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The average balance and average interest rate of outstanding debt was as follows at December 31 (dollars in thousands):

	2004		2003

	Average	Average	Average	Average
	Balance	Rate	Balance	Rate

Notes payable — Citigroup	$139,115	3.9%	$250,935	4.2%
Notes payable — 2004-A securitization	163,088	4.4%	—	—
Notes payable — 2004-B securitization	42,299	4.8%	—	—
Repurchase agreements	17,573	2.3%	2,699	4.4%
Note payable — servicing advances	553	7.0%	—	—
      At December 31, 2004, the total of maturities and amortization of debt during the next five years are approximately as follows: 2005 — $109.6 million; 2006 — $30.9 million; 2007 — $7.6 million; 2008 — $8.3 million; 2009 — $9.2 million and $290.3 million thereafter.
Note L — Equity Incentive Plan
      The Company’s equity incentive plan has approximately 1.7 million shares of common stock reserved for issuance as either stock options or stock grants. Under the plan, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the Compensation Committee of the Board of Directors as the administrator of the Company’s stock option plan, and options that have been issued to date generally vest over a two-year period. As of December 31, 2004, 267,500 options were outstanding under the plan at an exercise price of $10.00.
      Data pertaining to the Company’s stock options are as follows:

	2004	2003

Options outstanding, beginning of period	95,000	—
Options granted	198,000	95,000
Option price	$10.00	$10.00
Options exercised	—	—
Option price	—	—
Options forfeited	25,500	—
Options outstanding, December 31	267,500	95,000
Option price	$10.00	$10.00
      The following table summarizes additional information concerning outstanding and exercisable stock options at December 31, 2004:

Number of	Remaining		Number of
Options	Contractual Life	Exercise	Options
Outstanding	In Years	Price	Exercisable

95,000	8.8	$10.00	31,663
172,500	9.1	$10.00	57,484

267,500			89,147

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The Company has adopted the disclosure requirements of SFAS 123. Accordingly, the fair value of each option granted in 2004 was estimated using the Cox, Ross & Rubenstein binomial option-pricing model based on the assumptions stated below:

Estimated weighted average fair value per share of options granted	$0.40
Assumptions:
Annualized dividend yield	12.00%
Common stock price volatility	15.00%
Weighted average risk free rate of return	4.00%
Weighted average expected option term (in years)	5.0
Note M — Stockholders’ Equity
      Effective January 1, 2004, the Company sold 125 shares of its Series A Cumulative Redeemable Preferred Stock directly to 125 investors at a per share price of $1,000. The transaction resulted in net proceeds to the company of $95,000. These shares pay dividends quarterly at an annual rate of 12.5%.
      On February 4, 2004, the Company completed a private placement of 1,000,000 shares of its common stock to one institutional investor. The offering price was $10.00 per share, which provided net proceeds to the Company of approximately $9.4 million.
      On January 29, 2004, March 23, 2004 and August 5, 2004 the Company issued 207,000, 113,000 and 111,750 restricted stock awards, respectively, under its equity incentive plan to certain officers and employees. The stock awards issued on January 29, 2004 and March 23, 2004 were issued at $10.00 per share and the stock awards issued on August 5, 2004 were issued at $7.50 per share. During the year ended December 31, 2004 24,750 stock awards were terminated and 100,829 were fully vested. The stock awards are being amortized over their estimated service period. Compensation cost recognized for the restricted stock awards was $2.1 million for the year ended December 31, 2004.
      On May 6, 2004, the Company completed an initial public offering of 8.0 million shares of its common stock. In June 2004 the underwriters of the initial public offering purchased an additional 625,900 shares of the Company’s common stock pursuant to an underwriter’s over-allotment option. Net proceeds from these transactions were $72.2 million after discount and expenses, which were used primarily to pay down the aggregate balances of the notes outstanding under the Company’s loan funding facility with Citigroup and fund new loan originations.
      On March 16, 2004, the Company declared a dividend of $0.04 per common share payable to holders of record as of March 16, 2004. On June 6, 2004, those dividends were paid and totaled approximately $656,000. On July 22, 2004, the Company declared a dividend of $0.06 per common share payable to holders of record as of August 2, 2004. On August 30, 2004, those dividends were paid and totaled approximately $1.5 million. On November 12, 2004 the Company declared a dividend of $0.25 per common share payable to holders of record as of November 22, 2004. Payment was made on November 29, 2004, in the amount of approximately $6.3 million.
Note N — Income Taxes
      The Company has elected to be taxed as a REIT as defined under Section 856(c)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company’s gross income in any year must be derived from qualifying sources. In addition, a REIT must distribute at least ninety percent (90%) of its REIT taxable net income to its stockholders.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
      Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company’s control. In addition, frequent changes occur in the area of REIT taxation, which requires the Company continually to monitor its tax status.
      The Company has received a legal opinion to the effect that based on various assumptions and qualifications set forth in the opinion, Origen Financial, Inc. has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for its taxable year ended December, 31, 2004. There is no assurance that the Internal Revenue Service will not decide differently from the views expressed in counsel’s opinion and such opinion represents only the best judgment of counsel and is not binding on the Internal Revenue Service or the courts.
      As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level on the ordinary taxable income it distributes to its stockholders as dividends. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. Federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if the Company qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. Federal income and excise taxes on its undistributed income.
      For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains and return of capital. Distributions paid per share were taxable as follows for the year and period ended December 31 (dollars in thousands):

	2004		2003

	Amount	Percentage	Amount	Percentage

Ordinary income	$4,496	53.1%	$1,484	100.0%
Return of capital	3,971	46.9	—	—

	$8,467	100.0%	$1,484	100.0%

Note O — Liquidity Risks and Uncertainties
      The risks associated with the Company’s business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Proposed changes to the federal bankruptcy laws applicable to individuals would make it more difficult for borrowers to seek bankruptcy protection, and the prospect of these changes may encourage certain borrowers to seek bankruptcy protection before the law changes become effective, thereby increasing defaults.
      For the Company’s finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured houses may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs would adversely affect the Company’s financial condition and results of operations.
      Management believes that it will have sufficient sources of capital to allow the Company to continue its operations including loan originations in the near term; however, the Company’s future cash flow requirements

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
depend on numerous factors, many of which are outside of its control. As discussed in Note K the Company’s term loan agreement (2004-1A) with Citigroup expires in 2005.
      On March 24, 2005 the 2004-1A note was renewed and its maturity was extended to March 23, 2006, the maximum advance amount was increased to $200 million and the stated interest rate was reduced. Based on its business model and assuming continued access to the asset-backed bond market, the Company expects it will not need to raise additional capital before the end of 2005, assuming it maintains its current borrowing relationships under terms similar to the existing loan agreements. As a result, during that time it will need to obtain funding from sources such as operating activities, loan sales or securitizations, sales of debt or equity interests or additional debt financing arrangements.
      The Company’s ability to obtain funding from operations may be adversely impacted by, among other things, market and economic conditions in the manufactured housing financing markets generally, including decreased sales of manufactured houses. The ability to obtain funding from loan sales and securitizations may be adversely impacted by, among other things, the price and credit quality of the Company’s loans, conditions in the securities markets generally (and specifically in the manufactured housing asset-backed securities market), compliance of loans with the eligibility requirements for a particular securitization and any material negative rating agency action pertaining to certificates issued in the Company’s securitizations. The ability to obtain funding from sales of securities or debt financing arrangements may be adversely impacted by, among other things, market and economic conditions in the manufactured housing financing markets generally and the Company’s financial condition and prospects.
Note P — Commitments and Contingencies

Loan Commitments
      At December 31, 2004 and December 31, 2003 the Company had commitments to originate manufactured housing installment contracts approximating $16.7 and $15.2 million, respectively.

Lease Commitments
      At December 31, 2004 aggregate minimum rental commitments under non-cancelable leases having terms of more than one year were (in thousands):

2005	$1,005
2006	1,087
2007	1,057
2008	656
2009	476
Thereafter	1,140
      These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

Financial Instruments
      In August 2004, the Company entered into a forward starting interest rate swap for the purpose of locking in the benchmark interest rate on its securitization transaction completed in September 2004. On the start date of the swap the Company began paying a fixed rate of 4.15% and receiving a floating rate of 1.65% on a notional balance of $170.0 million, which approximated the expected balance of the bonds to be sold in the securitization transaction. A rise in rates during the interim period would increase the borrowing cost in the securitization, but the increase would be offset by the increased value in the right to pay a lower fixed rate

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
during the term of the securitized deal making the hedge highly effective. Upon closing of the securitization transaction on September 29, 2004, the hedge was terminated. Because interest rates had fallen during the interim period the cost to terminate the swap was approximately $1.9 million. This cost will be amortized over the expected life of the securitization transaction in accordance with SFAS 133. Amortization over the next twelve months is expected to be approximately $0.3 million.
      In conjunction with the loan funding facility with Citigroup, the Company entered into six interest rate swap agreements in an effort to manage interest rate risk on its floating rate notes payable. The interest rate swaps expired on April 12, 2004. The interest rate swaps were structured to be hedges against changes in the benchmark interest rate (LIBOR) of the floating rate notes. The swaps were designated as hedges for accounting purposes. The hedges were highly effective and had a minimal impact on the results of operations.

Fair Value of Financial Instruments
      Statement of Financial Accounting Standards No. 107 “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.
      The following table shows the carrying amount and estimated fair values of the Company’s financial instruments at December 31 (in thousands):

	2004		2003

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

			(Restated)
ASSETS
Cash and equivalents	$9,293	$9,293	$6,926	$6,926
Restricted cash	9,222	9,222	6,017	6,017
Loans receivable	563,268	572,672	368,040	369,500
Loan sale proceeds receivable	2,057	2,057	2,957	2,957
Servicing rights	4,097	5,023	5,131	5,579

LIABILITIES
Accounts payable and accrued expenses	16,564	16,564	15,572	15,572
Recourse liability	6,603	6,603	8,740	8,740
Warehouse financing	107,373	107,373	273,404	273,404
Securitization financing	328,388	328,388	—	—
Repurchase agreements	20,153	20,153	—	—
Note payable — servicing advances	—	—	4,037	4,037
      The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.
      Fair values for the Company’s loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.
      The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The fair value of the Company’s recourse liability approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.
      Fair value of loan commitments is valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles and is not considered material.
      The fair value of the Company’s variable rate debt is based on its carrying amount.
Note Q — Selected Quarterly Financial Data (UNAUDITED)
      Selected unaudited quarterly financial data for 2004 is as follows (in thousands, except share data):

	Origen Financial, Inc.

	December 31	September 30	June 30	March 31

Net interest income	$7,481	$7,489	$6,738	$5,751
Provision for credit losses and recourse liabilities	5,263	1,500	1,531	1,891
Non interest income	2,314	2,976	3,014	2,880
Non interest expense	10,562	7,556	6,829	6,477
Net income (loss)	(6,030)	1,409	1,392	263
Earnings (loss) per share — basic and diluted(1)	$(0.24)	$0.06	$0.07	$0.02
Dividends declared per share	$0.25	$0.06	$0.04	—
      Selected unaudited quarterly financial data for 2003 is as follows (in thousands, except share data):

	Origen
	Financial, Inc.	Origen Financial L.L.C.

	December 31	September 30	June 30	March 31

Net interest income	$6,187	$388	$652	$2,684
Provision for credit losses and recourse liabilities	785	2,910	1,214	624
Non interest income	3,473	1,969	2,749	2,046
Non interest expense	7,779	14,288	8,719	6,260
Net income (loss)	1,096	(14,841)	(6,532)	(2,154)
Earnings (loss) per share — basic and diluted(1)	$0.10	NA	NA	NA
Dividends declared per share	$0.098	NA	NA	NA

(1)	Diluted earnings (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings (loss) per share may not equal the total for the year.
      The quarterly financial data for the quarters ended December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004, reflect a restatement of previously issued financial statements as the result of the correction of an interpretive error in applying accounting principles to a pool of loans acquired at a discount in October 2003. The effect of the correction reduced net interest income by approximately $438,000, $331,000, $260,000 and $271,000 for the quarters ended December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004, respectively.
Note R — Related Party Transactions
      Gary A. Shiffman, one of the Company’s directors, is the Chairman of the Board, President and Chief Executive Officer of Sun Communities, Inc. (“Sun Communities”). Sun Communities owns approximately 20% of the Company’s outstanding common stock. Mr. Shiffman beneficially owns approximately 24% of the

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
Company’s outstanding stock, which amount includes his deemed beneficial ownership of the stock owned by Sun Communities. Mr. Shiffman and his affiliates beneficially own approximately 9% of the outstanding common stock of Sun Communities. He is the President of Sun Home Services, Inc. (“Sun Home Services”), of which Sun Communities is the sole beneficial owner.
      Origen Servicing, Inc., a wholly owned subsidiary of Origen Financial L.L.C., services approximately $16.0 million (including approximately $3.9 million transferred from another servicer in December 2004) in manufactured home loans for Sun Home Services as of December 31, 2004. Sun Home Services pays Origen Servicing, Inc. an annual servicing fee of 1.25% of the outstanding principal balance of the loans. In addition, Sun Communities has agreed to provide the Company certain concessions on manufactured houses the Company repossess in its communities. These concessions include marketing and refurbishing assistance, rent abatement during the first 12 months the repossessed house is for sale and commission abatement with respect to repossessed manufactured houses sold under the program. This program allows the Company to further enhance recoveries on repossessed houses and allows Sun Communities to retain houses for resale in its communities.
      In February 2004 Origen Financial L.L.C. purchased approximately $12.3 million in principal balance of manufactured housing loans from Sun Home Services, for an amount equal to approximately 99.3% of the unpaid principal balance.
      The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21% interest. Ronald A. Klein, the Company’s Chief Executive Officer, beneficially owns an approximate 1% interest in the landlord entity. William M. Davidson, the sole member of Woodward Holding, LLC, which owns approximately 7% of the Company’s common stock, beneficially owns an approximate 25% interest in the landlord entity.
Note S — Restatement of Previously Issued Financial Statements
      The financial statements for the period October 8, 2003 through December 31, 2003, reflect a restatement as the result of the correction of an error in applying accounting principles to a pool of loans acquired at a discount in October 2003. Interest income was recorded on the contractual interest rates of the loans in the pool instead of the estimated constant effective yield on the loan pool. The effect of the correction reduced net interest income by approximately $438,000 and increased other loan origination and servicing expenses by approximately $31,000 for the period October 8, 2003 through December 31, 2003.
Note T — Subsequent Events
      On January 27, 2005, the Company declared a dividend of $0.04 per common share payable to holders of record as of March 24, 2005. These dividends, totaling approximately $1.0 million, were paid on March 31, 2005. Dividends for year 2004, paid during 2004, totaled $0.35 per average common share outstanding. Total dividends paid relating to year 2004 totaled $0.39 per average share and represented a substantial return of capital.
      The Bank One facility that expired on December 31, 2004, was subsequently renewed on January 14, 2005, under the same terms and conditions, except that the borrowing limit was lowered to $5.0 million, reflecting the Company’s revised assessment as to amounts likely to be utilized under the facility.
      In March 2005, the Company entered into a forward starting interest rate swap for the purpose of locking in the benchmark interest rate on a portion of its planned securitization transaction to be completed in April 2005. On the start date of the swap the Company will begin paying a fixed rate of 4.44% and receiving a floating rate equal to the one month LIBOR rate on a beginning notional balance of $132.9 million. A rise in rates during the interim period would increase the borrowing cost in the securitization, but the increase would

Origen Financial, Inc.
Notes to Consolidated Financial Statements — (Continued)
be offset by the increased value in the right to pay a lower fixed rate during the term of the securitized deal making the hedge highly effective.
      On March 24, 2005 the note related to the 2004-1A Citigroup funding facility was renewed and extended through March 23, 2006. The maximum advance rate was increased to $200 million and the stated interest rate was reduced.
      On March 30, 2005 the Company acquired approximately $30.7 million in principal balance of manufactured housing loans from Residential Funding Corporation. The loans were purchased at a discount to the unpaid principal balance.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution
      The following table sets forth an estimate of the fees and expenses payable by the registrant in connection with this Post-Effective Amendment No. 2. All of such fees and expenses are estimated:

Registration fee — Securities and Exchange Commission	$—
Legal fees and expenses	25,000
Accounting fees and expenses	3,000
Printing and engraving fees and expenses	10,000

Total	$38,000

      All expenses will be borne by the registrant.

Item 32.	Sales to Special Parties
      See the response to Item 33 below.

Item 33.	Recent Sales of Unregistered Securities
      Pursuant to our 2003 Equity Incentive Plan, (a) on October 8, 2003, we issued 182,500 shares of restricted common stock and granted options to purchase a total of 95,000 shares of common stock to certain of our directors and officers, (b) on January 29, 2004, we issued 207,000 shares of restricted common stock and granted options to purchase a total of 198,000 shares of common stock to certain of our employees, (c) on March 23, 2004, we issued 113,000 shares of restricted common stock to certain of our directors, officers and employees and (d) on August 5, 2004 we issued 111,750 shares of restricted common stock to certain of our directors, officers and employees. For a more detailed description of our Equity Incentive Plan, see “Management — 2003 Equity Incentive Plan” in this registration statement. In granting the restricted shares and options to purchase shares of common stock we relied upon exemptions from registration set forth in Rule 701 and Section 4(2) of the Securities Act.
      On October 8, 2003, we sold a total of 6,500,000 shares of common stock in a private unregistered offering to Lehman Brothers pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, which shares were subsequently resold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and/or to non-U.S. persons as defined in Regulation S under the Securities Act. The per share price of the shares of common stock sold to the initial purchaser was $9.425, and the per share offering price to our investors was $10.00.
      Concurrently with the sale of a total of 6,500,000 shares of common stock to Lehman Brothers in our October 2003 private placement we sold 8,500,000 shares of common stock directly to certain investors, including an affiliate of Sun Communities, Inc., and Shiffman Origen LLC, at a per share price of $10.00, pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. We did not pay any fee or discount with respect to 5,000,000 of those shares. We paid an advisory fee of $0.575 per share to Lehman Brothers with respect to 3,500,000 of those shares.
      On January 2, 2004, we sold 125 shares of our Series A Cumulative Redeemable Preferred Stock directly to 125 accredited investors at a per share price of $1,000.00 pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. We paid REIT Funding, LLC a placement fee of $25,000 in connection with the offering.
      On February 4, 2004, we sold 1,000,000 shares of common stock directly to one institutional investor at a per share price of $10.00, pursuant to an exemption from registration set forth in Section 4(2) of the

Securities Act and Rule 506 of Regulation D promulgated thereunder. We paid an advisory fee of $0.575 per share to Lehman Brothers with respect to these shares.

Item 34.	Indemnification of Directors and Officers
      Our by-laws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. Delaware law generally permits indemnification of directors and officers against certain costs, liabilities and expenses that any such person may incur by reason of serving in such positions if: (i) the director or officer acted in good faith; (ii) the director or officer acted in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation; and (iii) in the case of criminal proceedings, the director or officer had no reasonable cause to believe that the conduct was unlawful.
      Our certificate of incorporation provides that the personal liability of any director to us or our stockholders for money damages is limited to the fullest extent allowed by law of the State of Delaware as amended or interpreted. Our certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Delaware law does not affect the potential liability of directors to third parties, such as our creditors.

Item 35.	Treatment of Proceeds from Stock Being Registered
      Not Applicable. The Registrant will not receive any proceeds from the sale of stock in this offering. This offering is solely for the account of the selling stockholders.

Item 36.	Exhibits and Financial Statement Schedules
      (a) Financial Statements. See page F-1 for an index of the financial statements included in this registration statement.
      (b) Exhibits. The following exhibits are filed as a part of, or incorporated by reference into this registration statement on Form S-11:

			Method
Exhibit			of
Number		Description	Filing

3	.1.1	Second Amended and Restated Certificate of Incorporation of Origen, filed October 7, 2003, and currently in effect	(1)

3	.1.2	Certificate of Designations for Origen’s Series A Cumulative Redeemable Preferred Stock	(1)

3.2		By-laws of Origen	(1)

4.1		Form of Common Stock Certificate	(1)

4.2		Registration Rights Agreement dated as of October 8, 2003 among Origen, Lehman Brothers Inc., on behalf of itself and as agent for the investors listed on Schedule A thereto and those persons listed on Schedule B thereto	(1)

4.3		Registration Rights Agreement dated as of February 4, 2004 between Origen and DB Structured Finance Americas, LLC	(1)

5.1		Opinion of Jaffe, Raitt, Heuer and Weiss, P.C. as to legality of the securities being issued	(2)

8.1		Opinion of Jaffe, Raitt, Heuer and Weiss, P.C. as to certain U.S. federal income tax matters	(2)

10.1		Contribution Agreement, dated October 8, 2003, among Origen and the entities set forth on Appendix I thereto	(1)

10.2		Common Stock Purchase Agreement dated October 8, 2003 between Lehman Brothers Inc. and Origen	(1)

		Method
Exhibit		of
Number	Description	Filing

10.3	Concurrent Private Placement Agreement dated October 8, 2003 among Origen and the Purchasers (as defined therein)	(1)

10.4	Private Placement Agreement dated February 4, 2004 between Origen and DB Structured Finance Americas, LLC	(1)

10.5	2003 Equity Incentive Plan of Origen#	(1)

10.6	Form of Non-Qualified Stock Option Agreement#	(1)

10.7	Form of Restricted Stock Award Agreement#	(1)

10.8	Employment Agreement between Origen, Origen Financial L.L.C. and W. Anderson Geater#	(1)

10.9	Employment Agreement between Origen, Origen Financial L.L.C. and Ronald A. Klein#	(1)

10.10	Employment Agreement between Origen, Origen Financial L.L.C. and Mark Landschulz#	(1)

10.11	Employment Agreement between Origen, Origen Financial L.L.C. and J. Peter Scherer#	(1)

10.12	Origen Financial L.L.C. Endorsement Split-Dollar Plan dated November 14, 2003#	(1)

10.13	Origen Financial L.L.C. Capital Accumulation Plan#	(1)

10.14	First Amendment to Origen Financial L.L.C. Capital Accumulation Plan#	(1)

10.15	Services and Interest Rebate Agreement dated October 8, 2003 between Origen Financial L.L.C. and Sun Communities, Inc.	(1)

10.16	Credit Agreement dated July 25, 2002 between Origen Financial L.L.C. and Bank One, NA	(1)

10.17	First Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated June 27, 2003	(1)

10.18	Second Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated October 23, 2003	(1)

10.19	Third Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated December 31, 2003	(1)

10.20	Fourth Amendment to Credit Agreement effective as of December 31, 2004 between Origen Financial L.L.C. and JPMorgan Chase Bank, N.A. (as successor by merger to Bank One, NA)	(3)

10.21	Lease dated October 18, 2002 between American Center LLC and Origen Financial L.L.C	(1)

10.22	Agency Agreement between American Modern Home Insurance Company, American Family Home Insurance Company and OF Insurance Agency, Inc. dated December 31, 2003	(1)

10.23	Form of Underwriting Agreement by and among Origen Financial, Inc. (“Origen”), Lehman Brothers Inc., Credit Suisse First Boston LLC and Flagstone Securities, LLC as representatives of the several underwriters	(1)

10.24	Employment Agreement between Origen, Origen Financial L.L.C. and Benton E. Sergi #	(3)

21.1	List of Origen’s Subsidiaries.	(3)

23.1	Consent of Grant Thornton LLP	(4)

23.2	Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in opinion filed as Exhibit 5.1 hereto)	(2)

23.3	Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in opinion filed as Exhibit 8.1 hereto)	(2)

24.1	Power of attorney (included in the signature page of this registration statement)	(2)

99.1	Amended and Restated Charter of the Audit Committee of the Origen Board of Directors and Audit Committee Guidelines	(1)

99.2	Charter of the Compensation Committee of the Origen Board of Directors	(1)

		Method
Exhibit		of
Number	Description	Filing

99.3	Charter of the Nominating and Governance Committee of the Origen Board of Directors	(1)

99.4	Charter of the Executive Committee of the Origen Board of Directors	(1)

99.5	Corporate Governance Guidelines	(1)

99.6	Code of Business Conduct	(1)

99.7	Financial Code of Ethics	(1)

(1)	Incorporated by reference to Origen Financial, Inc.’s Registration Statement on Form S-11 No. 33-112516, as amended.

(2)	Previously filed.

(3)	Incorporated by reference to Origen Financial, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended.

(4)	Filed herewith.

#	Management contract or compensatory plan or arrangement.

Item 37.	Undertakings
      The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Origen Financial, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on this 24th day of May, 2005.

Origen Financial, Inc.
(registrant)

By:	/s/ Ronald A. Klein

Ronald A. Klein, Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Ronald A. Klein Ronald A. Klein		Chief Executive Officer and Director (Principal Executive Officer)	May 24, 2005

/s/ W. Anderson Geater, Jr. W. Anderson Geater, Jr.		Chief Financial Officer (Principal Financial and Accounting Officer)	May 24, 2005

/s/ Ronald A. Klein* Paul A. Halpern		Director	May 24, 2005

/s/ Ronald A. Klein* Gary A. Shiffman		Director	May 24, 2005

/s/ Ronald A. Klein* Richard H. Rogel		Director	May 24, 2005

/s/ Ronald A. Klein* James A. Williams		Director	May 24, 2005

/s/ Ronald A. Klein* Michael J. Wechsler		Director	May 24, 2005

*By:	/s/ Ronald A. Klein Ronald A. Klein, Attorney-in-Fact

EXHIBIT INDEX

			Method
Exhibit			of
Number		Description	Filing

3	.1.1	Second Amended and Restated Certificate of Incorporation of Origen, filed October 7, 2003, and currently in effect	(1)

3	.1.2	Certificate of Designations for Origen’s Series A Cumulative Redeemable Preferred Stock	(1)

3.2		By-laws of Origen	(1)

4.1		Form of Common Stock Certificate	(1)

4.2		Registration Rights Agreement dated as of October 8, 2003 among Origen, Lehman Brothers Inc., on behalf of itself and as agent for the investors listed on Schedule A thereto and those persons listed on Schedule B thereto	(1)

4.3		Registration Rights Agreement dated as of February 4, 2004 between Origen and DB Structured Finance Americas, LLC	(1)

5.1		Opinion of Jaffe, Raitt, Heuer and Weiss, P.C. as to legality of the securities being issued	(2)

8.1		Opinion of Jaffe, Raitt, Heuer and Weiss, P.C. as to certain U.S. federal income tax matters	(2)

10.1		Contribution Agreement, dated October 8, 2003, among Origen and the entities set forth on Appendix I thereto	(1)

10.2		Common Stock Purchase Agreement dated October 8, 2003 between Lehman Brothers Inc. and Origen	(1)

10.3		Concurrent Private Placement Agreement dated October 8, 2003 among Origen and the Purchasers (as defined therein)	(1)

10.4		Private Placement Agreement dated February 4, 2004 between Origen and DB Structured Finance Americas, LLC	(1)

10.5		2003 Equity Incentive Plan of Origen#	(1)

10.6		Form of Non-Qualified Stock Option Agreement#	(1)

10.7		Form of Restricted Stock Award Agreement#	(1)

10.8		Employment Agreement between Origen, Origen Financial L.L.C. and W. Anderson Geater#	(1)

10.9		Employment Agreement between Origen, Origen Financial L.L.C. and Ronald A. Klein#	(1)

10.10		Employment Agreement between Origen, Origen Financial L.L.C. and Mark Landschulz#	(1)

10.11		Employment Agreement between Origen, Origen Financial L.L.C. and J. Peter Scherer#	(1)

10.12		Origen Financial L.L.C. Endorsement Split-Dollar Plan dated November 14, 2003#	(1)

10.13		Origen Financial L.L.C. Capital Accumulation Plan#	(1)

10.14		First Amendment to Origen Financial L.L.C. Capital Accumulation Plan#	(1)

10.15		Services and Interest Rebate Agreement dated October 8, 2003 between Origen Financial L.L.C. and Sun Communities, Inc.	(1)

10.16		Credit Agreement dated July 25, 2002 between Origen Financial L.L.C. and Bank One, NA	(1)

10.17		First Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated June 27, 2003	(1)

10.18		Second Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated October 23, 2003	(1)

10.19		Third Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated December 31, 2003	(1)

10.20		Fourth Amendment to Credit Agreement effective as of December 31, 2004 between Origen Financial L.L.C. and JPMorgan Chase Bank, N.A. (as successor by merger to Bank One, NA)	(3)

		Method
Exhibit		of
Number	Description	Filing

10.21	Lease dated October 18, 2002 between American Center LLC and Origen Financial L.L.C	(1)

10.22	Agency Agreement between American Modern Home Insurance Company, American Family Home Insurance Company and OF Insurance Agency, Inc. dated December 31, 2003	(1)

10.23	Form of Underwriting Agreement by and among Origen Financial, Inc. (“Origen”), Lehman Brothers Inc., Credit Suisse First Boston LLC and Flagstone Securities, LLC as representatives of the several underwriters	(1)

10.24	Employment Agreement between Origen, Origen Financial L.L.C. and Benton E. Sergi #	(3)

21.1	List of Origen’s Subsidiaries	(3)

23.1	Consent of Grant Thornton LLP	(4)

23.2	Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in opinion filed as Exhibit 5.1 hereto)	(2)

23.3	Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in opinion filed as Exhibit 8.1 hereto)	(2)

24.1	Power of attorney (included in the signature page of this registration statement)	(2)

99.1	Amended and Restated Charter of the Audit Committee of the Origen Board of Directors and Audit Committee Guidelines	(1)

99.2	Charter of the Compensation Committee of the Origen Board of Directors	(1)

99.3	Charter of the Nominating and Governance Committee of the Origen Board of Directors	(1)

99.4	Charter of the Executive Committee of the Origen Board of Directors	(1)

99.5	Corporate Governance Guidelines	(1)

99.6	Code of Business Conduct	(1)

99.7	Financial Code of Ethics	(1)

(1)	Incorporated by reference to Origen Financial, Inc.’s Registration Statement on Form S-11 No. 33-112516, as amended.

(2)	Previously filed.

(3)	Incorporated by reference to Origen Financial, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended.

(4)	Filed herewith.

#	Management contract or compensatory plan or arrangement.